SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated April 30th, 2013.

MATERIAL FACT

Banco Santander, S.A. announces that the National Securities Market Commission (Comisión Nacional del Mercado de Valores) has resolved, in relation to the merger by absorption of Banco Español de Crédito, S.A. (“Banesto”) by Banco Santander, S.A. and pursuant to article 41.1. c) of Royal Decree 1310/2005, of 4 November, that the enclosed document is equivalent to the informative prospectus required in accordance with that Royal Decree.

As announced in the material fact announcement dated 29 April (registry number 186,051), the merger is expected to be registered with the Commercial Registry of Cantabria on 3 May 2013, and, therefore, this would be the last trading day of Banesto on the Spanish Stock Exchanges.

Boadilla del Monte (Madrid), 30 April 2013

Document deemed equivalent to an

informative prospectus relating to the merger

by absorption

BETWEEN

BANCO SANTANDER, S.A.

(as absorbing company)

AND

BANCO ESPAÑÓL DE CRÉDITO, S.A.

(as absorbed company)

30 April 2013

The Spanish version of this document has been considered by the National Securities Market Commission (Comisión Nacional del Mercado de Valores), for the purposes of article 41.1.c) of Royal Decree 1310/2005, of 4 November, as equivalent to the informative prospectus required under that Royal Decree. This translation is provided only for informative purposes. In the event of discrepancy, the Spanish-language version shall prevail.

	INDEX

1.	LIABLE PERSONS FOR THE EQUIVALENT DOCUMENT	1

1.1	Identification of the liable persons	1

1.2	Declaration by the liable persons	1

2.	CONTENT OF THE EQUIVALENT DOCUMENT	1

2.1	Precedents	1

2.2	Structure of the transaction	3

2.3	Main legal aspects of the Merger	3

2.3.1	Merger exchange ratio	3

2.3.2	Shares forming part of the exchange	3

2.3.3	Method for covering the exchange	4

2.3.4	Share exchange and odd-lots acquisitions procedure	4

2.3.5	Date as from which the holders of shares delivered in exchange will have the right to participate in the profits of Santander	5

2.3.6	Date of accounting effects of the Merger	5

2.3.7	Ancillary obligations, special rights and rights other than those representing capital	5

2.4	Documentation that constitutes the Equivalent Document	5

3.	METHOD USED TO DETERMINE THE EXCHANGE RATIO	8

4.	SIGNIFICANT SHAREHOLDINGS AND SHARES OF THE DIRECTORS OF SANTANDER FOLLOWING THE REGISTRY OF THE MERGER	9

1.	LIABLE PERSONS FOR THE EQUIVALENT DOCUMENT

1.1	Identification of the liable persons

Francisco Javier Illescas Fernández Bermejo, of legal age, of Spanish nationality, with profesional address at Ciudad Grupo Santander, avenida de Cantabria s/n, 28660, Boadilla del Monte (Madrid), in the name and on behalf of Banco Santander, S.A. (“Santander”), a Spanish credit entity with registered office in Paseo de Pereda, nº 9 - 12, 39004, Santander, with Tax Identification Number (N.I.F.) A-39000013; and registered with the Commercial Registry of Cantabria at sheet 286 folio 64 book 5 on Companies, Entry 1, and with the Banks and Bankers Register of the Bank of Spain under number 0049; in his capacity as Deputy General Director and by virtue of the delegation of powers granted in his favor by the Board of Directors of the Company at its meeting held on 9 January 2013, assumes responsibility for the information contained in this equivalent document to an informative prospectus (the “Equivalent Document”).

1.2	Declaration by the liable persons

Francisco Javier Illescas Fernández Bermejo, in the name and on behalf of Santander, as liable person for this Equivalent Document, declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Equivalent Document is, according to his knowledge, correct from a factual perspective and that there is no omission that could affect its content.

2.	CONTENT OF THE EQUIVALENT DOCUMENT

2.1	Precedents

The Boards of Directors of Santander and Banco Español de Crédito, S.A. (“Banesto”), at their respective sessions held on 9 January 2013, approved the common draft terms of merger (proyecto común de fusion) relating to the merger by absorption of Banesto by Santander (the “Draft Terms of Merger” or the “Draft Terms”).

The Draft Terms were drafted and signed by the members of the Board of Directors of Santander and Banesto (with the exceptions indicated therein), in accordance with sections 30 et seq. of Law 3/2009, of 3 April, on Structural Modifications of Mercantile Companies (Ley de Modificaciones Estructurales de las Sociedades Mercantiles) (the “Structural Modifications Act”), and inserted in Santander’s corporate website (www.santander.com) on 9 January 2013 and in Banesto’s corporate website (www.banesto.es/webcorporativa) on 10 January 2013. The fact of the inclusions and the dates thereof were published in the Official Gazette of the Commercial Registry on 17 January 2013 in the case of Banesto and on 18 January 2013 in the case of Santander.

Subsequently, the Boards of Directors of Santander and Banesto approved, at their respective sessions held on 18 February 2011, the respective directors’ reports on the Draft Terms of Merger whereby, in accordance with sections 33 and related provisions of the Structural Modifications Act, the Draft Terms of Merger in its legal and economic aspects is explained and justified in a detailed manner. The Board of Directors of Santander agreed at such meeting to call its General Shareholder’s Meeting to be held in Santander on 22 March 2013 (in anticipation of a lack of quorum on the first call to meeting, scheduled for 21 March). The

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Board of Directors of Banesto, for its part, agreed at such meeting to call its General Shareholders’ Meeting to be held in Madrid on 21 March 2013 (foreseeing that it would be held on first call).

On 21 and 22 March 2013, the General Shareholders’ Meetings of Banesto and Santander, respectively, were held. At such meetings, the merger between both companies was approved in accordance with the Draft Terms of Merger.

On 26 March 2013, the merger between Santander and Banesto was publicly announced in the Official Gazette of the Commercial Registry and in the newspapers “Alerta”, “El Diario Montañés” and “La Razón”.

In accordance with sections 45 of the Structural Modifications Act and 227 and related provisions of Royal Decree 1784/1996, of 19 July (Reglamento del Registro Mercantil) (“Commercial Registry Regulations”), today, 30 April 2013, Santander and Banesto have granted the public deed of the merger, following adoption of the corresponding merger resolutions and publication of the relevant announcements, and having complied with the requirement set forth in section 44 of the Structural Modifications Act. No creditor or bondholder of neither Santander nor Banesto has opposed to the merger. In addition, all authorisations set as conditions precedent to the merger pursuant to section 16 of the Draft Terms have been obtained as follows:

(i)	on 26 April 2013, the Spanish Minister of Economy and Competitiveness authorized the merger between Santander and Banesto, in accordance with section 45 of the Banking Act of 31 December 1946;

(ii)	on 22 March 2013, the Bank of Spain acknowledged the change from indirect to direct of Santander’s interest in Banesto Banco de Emisiones, S.A. as a consecuence of the merger; and

(iii)	on 6 February 2013, the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) declared unnecessary to initiate the non- opposition procedure because of the change from indirect to direct of Santander’s interests in Banesto Banca Privada, S.G.I.I.C., S.A. and Banesto Bolsa, Sociedad de Valores, S.A. as a consecuence of the merger.

It is expected that the abovementioned public deed of merger will be registered with the Commercial Registry of Cantabria on 3 May 2013, after evidence of the absence of obstacles to registration of the merger by the Commercial Registry of Madrid is granted. Such day will also be the last trading day on the Spanish Stock Exchanges of the Banesto shares which will be cancelled as a result of the registration of the public deed of merger.

On the other hand, and as announced on the Draft Terms of Merger, Banco Banif, S.A. Unipersonal (“Banif”) will also be integrated in Santander by means of a legally separate merger to the merger by absorption of Banesto by Santander. The Common Draft Terms of Merger between Banif and Santander was signed by the members of their respective Boards of Directors on 28 January 2013. The General Shareholders’ Meeting of Santander of 22 March 2013 also approved, as item Seven of its Agenda, the merger by absorption of Banif by Santander in the terms announced by material fact announcement dated 22 March 2013 (official registry number 184,201).

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Given that Banif is a company fully and directly owned by Santander, the simplified regime set forth in sections 49 et. seq of the Structural Modifications Act is applicable. Therefore, the delivery of Santander shares to Banif shareholders is not necessary since Santander is its sole shareholder.

In addition, it is expected that the public deed formalising the merger between Santander and Banif will be registered with the Commercial Registry of Cantabria on 7 May 2013.

2.2	Structure of the transaction

The legal structure chosen to carry out the integration of the businesses of Santander and Banesto is the merger, upon the terms of sections 22 et seq. of the Structural Modifications Act, as well as sections 226 to 234 of the Commercial Registry Regulations.

Specifically, the merger is implemented through the absorption of Banesto (absorbed company) by Santander (absorbing company), with the termination by means of dissolution without liquidation of the former and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire by universal succession all of the rights and obligations of Banesto (the “Merger”). The shareholders of Banesto other than Santander shall receive shares of Santander in exchange as a result of the Merger.

2.3	Main legal aspects of the Merger

2.3.1	Merger exchange ratio

The exchange ratio for the shares of the participating entities, which has been determined based on their fair value in the terms that are further detailed in section 3 below, shall be 0.633 shares of Santander, each with a nominal value of EUR 0.50, for each share of Banesto, each with a nominal value of EUR 0.79, without provision for any supplemental cash remuneration.

The economic rationale for the abovementioned exchange ratio is explained in section 4 of the Santander and Banesto’s directors’ reports on the Draft Terms of Merger dated 18 February 2013.

2.3.2	Shares forming part of the exchange

The outstanding shares of Banesto shall form part of the exchange excluding those that may not be included by application of section 26 of the Structural Modifications Act.

For this purpose, it is stated that, as set forth in the announcement of the exchange of shares published on 29 April 2013, out of the 687,386,798 shares of which the share capital of Banesto is made, neither the 606,344,798 shares owned by Santander, nor the shares or fractions of shares acquired by the Odd-lot Agent (as defined hereinafter) pursuant to section 2.3.4 will be exchanged.

Taking into account the exchange ratio set forth in section 2.3.1 and the 606,344,798 Banesto shares that will not form part of the exchange as stated above, the maximum number of shares that Santander should deliver to cover the exchange will be 51,299,586. The Santander shares corresponding to the Banesto shares acquired in the odd-lots acquisition procedure shall be deducted from the latter amount.

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2.3.3	Method for covering the exchange

As set forth in section 5.2 of the Draft Terms of Merger, Santander will cover the exchange of Banesto shares with outstanding shares held as treasury stock, and will therefore not increase the share capital of Santander.

2.3.4	Share exchange and odd-lots acquisitions procedure

The exchange of Banesto shares for shares of Santander will take place in accordance with the procedure set forth in section 5.3 of the Draft Terms of Merger, the material fact announcements made by Santander and Banesto on 29 April 2013 (official registry numbers 186,051 and 186,053, respectively) and the announcements published on 30 April 2013 in the Official Gazette of the Commercial Registry and in the newspapers “Alerta”, “El Diario Montañés” and “La Razón”. According to the abovementioned notices, the exchange of shares of Banesto for shares of Santander will take place upon registration of the Merger in the Commercial Registry of Cantabria, which is expected to occur next 3 May 2013.

The exchange of shares of Banesto for shares of Santander shall be implemented through the participants in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”) that are depositaries thereof, in accordance with the procedures governing the book-entry system, with the relevant operating instruction and with the provisions of Royal Decree 116/1992 of 14 February, as well as the provisions of section 117 of the Companies Act (Ley de Sociedades de Capital), to the extent applicable. Santander shall act as agent of the Merger. Through this entity, and in accordance with the relevant operating instruction, the participating entities in Iberclear must justify the ownership of the Banesto shares and must carry out those steps reasonably required for the better execution of the exchange.

The Banesto shareholders holding a number of shares that will not give them the right to receive a whole number of Santander shares under the agreed exchange ratio may acquire or transfer shares in order that the resulting shares give them the right to receive a whole number of Santander shares in accordance with such exchange ratio. The decision whether to buy or to sell shall be for each individual shareholder to make.

Without prejudice to the foregoing, and as indicated in the Draft Terms of Merger, in the directors’ reports and in the announcements of the exchange of shares, it is stated that the companies participating in the Merger have agreed to appoint an Odd-lot Agent as a mechanism aimed at facilitating the exchange by such Banesto shareholders. Santander Investment Bolsa, Sociedad de Valores, S.A., acting on behalf of Santander, will carry out such function (the “Odd-lot Agent”).

Given that the exchange ratio established in the Draft Terms would in unitary terms be equivalent to the delivery of one Santander share for every 1.579778831 Banesto shares, at the close of Banesto’s final trading session on the Spanish Stock Exchanges, each Banesto shareholder that, in view of such rate and of its shareholding in each securities accounts opened with an entity participating in Iberclear, does not have the right to receive a whole Santander share (due to having only one Banesto share) or has the right to receive a whole number of Santander shares but is left with a number of Banesto shares which do not give the right to an additional Santander share (an “Odd-lot”) may transfer such Odd-lot to the Odd-lot Agent. Each of the Banesto shareholders shall be presumed to accept this system of odd-lot

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acquisition, without having to submit any instructions to the corresponding entity participating in Iberclear, who will inform the former of the result of the operation once it is concluded.

The acquisition price of the Odd-lot shall be the result of multiplying (i) the arithmetic mean of the weighted average price of the Banesto shares on the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) during Banesto’s three last trading sessions on the Spanish Stock Exchanges (which are foreseen to be the sessions corresponding to 30 April, 2 May and 3 May 2013) by (ii) the corresponding Odd-lot.

The Odd-lot Agent, acting on behalf of Santander, shall acquire the Odd-lots of shares left over in the positions existing at the close of Banesto’s final trading session on the Spanish Stock Exchanges. In accordance with the provisions of section 26 of the Structural Modifications Act, the Banesto shares or parts thereof acquired in this manner by the Odd-lot Agent shall not form part of the exchange.

2.3.5	Date as from which the holders of shares delivered in exchange will have the right to participate in the profits of Santander

As from the date on which they are delivered (likely, 6 May 2013), the shares delivered by Santander to Banesto shareholders in order to cover the exchange shall give their holders the right to participate in the profits of Santander upon the same terms as the other shares of Santander outstanding on such date. Banesto shareholders will not have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programme of April/May 2013, whose terms were announced by means of a material fact announcement dated 10 April 2013 (official registry number 185,042) and whose reference date, 11 April 2013, is prior to the foreseen effective date of the Merger (30 April 2013, date foreseen of the filing for registration of the public deed of the Merger with the Commercial Registry of Cantabria).

2.3.6	Date of accounting effects of the Merger

Section 9 of the Draft Terms of Merger establishes 1 January 2013 as the date from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Santander.

2.3.7	Ancillary obligations, special rights and rights other than those representing capital

There are no ancillary obligations (prestaciones accesorias) at Santander or Banesto, nor special preferred shares, or persons with special rights other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options.

The Santander shares delivered to Banesto shareholders as a result of the Merger will not give the holders thereof any special rights.

2.4	Documentation that constitutes the Equivalent Document

Pursuant to section 41.1. c) of Royal Decree 1310/2005, of November 4, the publication of an informative prospectus is not required in the exchange offer of shares of Santander for Banesto shares, so long as a document which contains the information that the CNMV considers to be equivalent to the prospectus, taking into account the requirements of the European Union legislation, is provided. Given that the shares delivered in exchange are treasury stock, there is no admission to trading as a consequence of the Merger.

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The information that the CNMV considers to be equivalent to an informative prospectus is that contained in the following documentation. When indicated, the documentation is incorporated herein by reference because it has been previously delivered to the CNMV or, where applicable, filed in the registry of material fact announcements of the CNMV, which is accessible at its website (www.cnmv.es). The documentation not incorporated herein by reference is attached to this Equivalent Document and is also available at the corporate websites of Santander (www.santander.com) and/or Banesto (www.banesto.es/webcorporativa), as indicated.

i.	The Draft Terms of Merger between Santander and Banesto (material fact announcements dated 9 January 2013, with official registry numbers 180,886 and 180,888, respectively, available on the websites of Santander and Banesto).

ii.	Fairness opinion issued by Deutsche Bank, S.A.E., as Santander’s financial advisor, concerning the fairness of the exchange ratio from a financial point of view (attached as annex 1 and available on the corporate website of Santander).

iii.	Fairness opinions issued by Barclays Bank PLC and Goldman Sachs International, as Banesto’s financial advisors, concerning the fairness of the exchange ratio from a financial point of view (attached as annex 2 and 3 and available on the corporate websites of Santander and Banesto).

iv.	Reports issued by the Boards of Directors of Santander and Banesto on the Draft Terms of Merger (attached as annex 4 and 5 and available on the websites of Santander and Banesto).

v.	Report issued by BDO Auditores, S.L., in its capacity as independent expert appointed by the Commercial Registry of Cantabria, on the Draft Terms of Merger, dated 18 February 2013 (attached as annex 6 and available at the websites of Santander and Banesto).

vi.	Calls of the General Shareholder’s Meetings of Santander and Banesto (material fact announcements dated 20 February 2013, with official registry numbers 182,453 and 182,462, respectively).

vii.	Proposed resolutions in relation to the Merger to be passed by the General Shareholders’ Meetings of Santander and Banesto (attached as annex 7 and 8 and available on their respective corporate websites).

viii.	Individual and consolidated annual accounts and management reports of Santander and Banesto relating to the fiscal years 2010, 2011 and 2012, together with the relevant auditors’ reports (available on the websites of the CNMV, Santander and Banesto).

ix.	Merger balance sheets of Santander and Banesto, together with their relevant auditors’ reports, which correspond to the balance sheets closed as of 31 December 2012, formulated respectively by the Board of Directors of Santander on 28 January 2013, and by the Board of Directors of Banesto on 18 February 2013. Both balance sheets were duly verified by the companies’ auditor (in both cases, Deloitte, S.L.) and were approved by the General Shareholder’s Meetings of Banesto and Santander held on 21 and 22 March 2013, respectively.

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Given that the abovementioned Merger balance sheets form part of the individual anual accounts of the merging companies closed as of 31 December 2012, such balance sheets of Santander and Banesto are available on the website of the CNMV and on the corporate websites of Santander and Banesto.

x.	For informative purposes, it is stated for the record that the merging companies have not prepared any pro-forma consolidated financial information as of 31 December 2012 specifically for the merger because the financial information of Banesto as of 31 December 2012 forms part of the consolidated annual accounts of the Santander Group as of 31 December 2012, which have been prepared in accordance with the methods set forth in the accounting regulations for the formulation of consolidated financial statements and form part of this Equivalent Document as indicated in paragraph viii above.

xi.	Current Bylaws of Santander and Banesto (attached as annex 9 and 10 and available on their respective corporate websites). It is stated that the Bylaws of Santander are not modified as a result of the Merger.

xii.	Identity of the directors of Santander and Banesto and the date from which they have been carrying out their functions as such (attached as annex 11 and 12 and available on the corporate websites of Santander and Banesto).

xiii.	Material fact announcement dated 17 December 2012, whereby Santander informed that its Board of Directors was going to analyze the merger by absorption of Banesto in its meeting of such date (official registry number 178,731).

xiv.	Material fact announcement dated 17 December 2012, whereby Santander communicated the resolution of its Board of Directors to submit a proposal to Banesto on a merger by absorption operation (official registry number 178,754).

xv.	Material fact announcement dated 17 December 2012 whereby Santander communicated the presentation “Merger between Banesto and Santander” (Fusión de Banesto con Santander) (official registry number 178,780).

xvi.	Material fact announcement dated 19 December 2012, submitted by Banesto informing of the creation of a Merger Committee in order to analyze and decide on the merger proposal by Santander (official registry number 178,973).

xvii.	Material fact announcements dated 9 January 2013 submitted by Santander and Banesto whereby the approval of the Draft Terms of Merger by the respective Boards of Directors was communicated (official registry numbers 180,886 and 180,888, respectively).

xviii.	Material fact announcement dated 21 March 2013 submitted by Banesto informing of the resolutions adopted by the General Shareholders’ Meeting on such date, including the approval of the merger with Santander (official registry number 184,078).

xix.	Material fact announcement dated 22 March 2013, submitted by Santander informing of the resolutions adopted by the General Shareholders’ Meeting on such date, including the approval of the merger with Banesto (oficial registry number 184,201).

xx.	Material fact announcements dated 29 de abril de 2013 submitted by Santander and Banesto whereby the regime and procedure for the exchange of Banesto shares for shares of Santander was communicated (official registry numbers 186,051 and 186,053, respectively).

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3.	METHOD USED TO DETERMINE THE EXCHANGE RATIO

Pursuant to the provisions of section 25 of the Structural Modifications Act, the exchange ratio has been determined based on the fair value of the assets of Santander and Banesto and agreed and calculated based on the methodologies explained and justified in a detailed manner in the reports on the Draft Terms approved on 18 February 2013 by the Boards of Directors of Santander and Banesto which, as stated in number iv. of section 2.4. above, have been attached to this Equivalent Document.

Deutsche Bank, S.A.E, as the financial advisor to Santander for the Merger, has stated to the Board of Directors of the company in a fairness opinion that the agreed exchange ratio is fair from a financial point of view to Santander.

Barclays Bank PLC and Goldman Sachs International Spanish Branch, as financial advisors to Banesto, have stated to the Board of Directors of such company their respective fairness opinions with respect to the remuneration which results from the agreed exchange ratio to be received by the shareholders of Banesto other than Santander and the companies of its group and affiliates within the framework of the Merger. According to such opinions, the agreed exchange ratio is fair from a financial point of view for the shareholders of Banesto other than Santander and the companies of its group and affiliates.

The abovementioned fairness opinions of the financial advisors have been incorporated as annex 1, 2 and 3 to this Equivalent Document.

The shares of both Santander and Banesto are listed on regulated markets. Therefore, in order to determine the fair value of the assets of both companies, the reference method applied by the directors of Santander and Banesto was based on their listing prices as of 14 December 2012, which is also the most commonly used standard to determine the fair value in the case of listed companies.

At the close of trading on 14 December 2012, the trading day immediately preceding the first public announcement regarding the Merger, the share price of Santander was EUR 5.90 and the share price of Banesto was EUR 2.99. In view of these listing prices, the exchange ratio entails a valuation of the Banesto shares at EUR 3.73 per share. The premium offered to Banesto’s shareholders over the market price on such date is 25%. Taking the above into account, this method would provide a value for Santander of EUR 60,895 million and a value for Banesto of EUR 2,568 million.

In determining the exchange ratio, with the abovementioned premium over the listing price as of 14 December 2012, Santander and Banesto considered the following aspects, among others:

•	The synergies to be achieved with the Merger of both companies.

•

The fact that Banesto shareholders would not be able to receive the compensation that Santander shareholders have received within the framework of the Santander Scrip Dividend (Santander Dividendo Elección) programme, in January/February and April/May 2013, in either cash or shares of Santander. Banesto has not distributed any dividends.

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The Board of Directors of both banks analysed and weighted the resulting values of applying other valuation methods in order to contrast that the exchange ratio was consistent with the ranges provided by those alternative valuation methods.

The Board of Directors of Santander considered the following methods: (i) historical listing prices, (ii) target price of analysts, (iii) comparable listing prices, (iv) precedent transactions and (v) dividend discount model.

The Board of Directors of Banesto, relying on the Merger Committee created in order to lead and protect the investigation and decision-making process for the Merger, has taken into consideration the following methods to contrast the fairness of the agreed exchange ratio: (i) listing prices, (ii) valuation of comparables, (iii) analysts’ valuation and (iv) premiums offered in other operations.

BDO Auditores, S.L., independent expert appointed by the Commercial Registry of Cantabria pursuant to section 34 of the Structural Modifications Act, issued on 18 February 2013 a report addressed to the Boards of Directors of Santander and Banesto, in which, on the basis of the information available and the applicable proceedings, concluded that the proposed exchange ratio by the Boards of Directors of Santander and Banesto is justified in the context of the Merger and that the valuation methods applied by the Boards of Directors and the values resulting therefrom are reasonable.

4.	SIGNIFICANT SHAREHOLDINGS AND SHARES OF THE DIRECTORS OF SANTANDER FOLLOWING THE REGISTRY OF THE MERGER

As stated in the 2012 Santander Annual Corporate Governance Report, the only holders that appeared in the Registration Statement of Shares of Santander as of 31 December with a shareholding higher than 3% were State Street Bank & Trust, holder of 8.31%, Chase Nominees Limited, 7.74%, The Bank of New York Mellon, 5.34%, EC Nominees Ltd, 5.27% and Caceis Bank, 3.10% . The sale or acquisition of significant shareholdings in the share capital of Santander has not been communicated to the CNMV or Santander. However, Santander believes that such shareholders are nominees of third parties, and that none of them actually holds a shareholding higher than 3% in the share capital or the voting rights of Santander. On the other hand, the only shareholder of Banesto with a significant shareholding is Santander which, as of the date of this Equivalent Document, holds directly and indirectly approximately 89.61% of Banesto’s share capital.

The current composition of the Board of Directors of Santander will not be modified as a result of the Merger. The following table shows the shares owned by the directors of Santander on the date of this Equivalent Document, in accordance with the information known by Santander, as well as their estimated shareholding once the Merger is completed.

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	Before the Merger			After the Merger (1)
Director (2)	Direct Participation (shares)	Indirect Participation (shares)	Total %	Direct Participation (shares)	Indirect Participation (shares)	Total %
Emilio Botín-Sanz de Sautuola y García de los Ríos	6,464,149	72,751,230	0.752	6,464,149	72,751,230	0.752
Fernando de Asúa Álvarez	76,836	60,543	0.001	76,836	60,543	0.001
Alfredo Sáenz Abad	429,358	2,404,950	0.027	429,390	2,404,950	0.027
Matías Rodríguez Inciarte	1,261,678	99,922	0.013	1,279,133	99,922	0.013
Manuel Soto Serrano	73,532	513,096	0.006	73,532	513,096	0.006
Ana Patricia Botín-Sanz de Sautuola y O’Shea	5,064,820	11,995,761	0.162	5,086,620	11,995,761	0.162
Javier Botín-Sanz de Sautuola y O’Shea	4,793,481	11,486,545	0.154	4,793,481	11,486,545	0.154
Lord Burns (Terence)	30,119	27,001	0.001	30,119	27,001	0.001
Vittorio Corbo Lioi	1	0	0.000	1	0	0.000
Guillermo de la Dehesa Romero	119	0	0.000	119	0	0.000
Rodrigo Echenique Gordillo	658,758	11,232	0.006	658,758	11,232	0.006
Esther Giménez-Salinas i Colomer	2,151	0	0.000	2,151	0	0.000
Ángel Jado Becerro de Bengoa	2,000,000	4,950,000	0.066	2,000,000	4,950,000	0.066
Abel Matutes Juan	182,135	2,500,050	0.025	182,135	2,500,050	0.025
Juan Rodríguez Inciarte	1,528,082	0	0.014	1,528,082	0	0.014
Isabel Tocino Biscarolasaga	78,855	0	0.001	78,855	0	0.001

(1)	The shares that the directors may receive within the framework of the current Santander Scrip Dividend (Santander Dividendo Elección) in April/May have not been taken into account.
(2)

The above table shows the members of the Board of Directors of Santander prior to the appointments announced as of 29 April 2013, which are pending of registration with the Senior Officers Register of the Bank of Spain (Registro de Altos Cargos del Banco de España). On April 29, Banco Santander announced (material fact announcement number 185,996), among other resolutions mentioned in said announcement, the resignations of Alfredo Sáenz Abad and Manuel Soto Serrano and the appointments as CEO and director, respectively, of Javier Marín Romero and Juan Miguel Villar-Mir.

In accordance with the current legislation, once filed the Merger with the Commercial Registry of Cantabria and made the exchange of shares, the communications of update significant shareholding of each of the directors will be addressed to the CNMV, if applicable.

*     *     *

10

In Boadilla del Monte, Madrid, on 30 April 2013

BANCO SANTANDER, S.A.

By

Francisco Javier Illescas Fernández Bermejo

11

ANNEXES INDEX

ANNEX 1 FAIRNESS OPINION ISSUED BY DEUTSCHE BANK, S.A.E., AS FINANCIAL ADVISOR TO SANTANDER

ANNEX 2 FAIRNESS OPINION ISSUED BY BARCLAYS BANK PLC, AS FINANCIAL ADVISOR TO BANESTO

ANNEX 3 FAIRNESS OPINION ISSUED BY GOLDMAN SACHS INTERNATIONAL, AS FINANCIAL ADVISOR TO BANESTO

ANNEX 4 REPORT ISSUED BY THE BOARD OF DIRECTORS OF SANTANDER ON THE DRAFT TERMS OF MERGER

ANNEX 5 REPORT ISSUED BY THE BOARD OF DIRECTORS OF BANESTO ON THE DRAFT TERMS OF MERGER

ANNEX 6 REPORT ISSUED BY BDO AUDITORES, S.L., AS INDEPENDENT EXPERT APPOINTED BY THE COMMERCIAL REGISTRY OF CANTABRIA, ON THE DRAFT TERMS OF MERGER

ANNEX 7 PROPOSED RESOLUTIONS TO BE PASSED BY THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF SANTANDER

ANNEX 8 PROPOSED RESOLUTIONS TO BE PASSED BY THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF BANESTO (ONLY SPANISH VERSION)

ANNEX 9 CURRENT BYLAWS OF SANTANDER

ANNEX 10 CURRENT BYLAWS OF BANESTO

ANNEX 11 IDENTITY OF THE DIRECTORS OF SANTANDER AND THE DATE FROM WHICH THEY HAVE BEEN CARRYING OUT THEIR FUNCTIONS AS SUCH

ANNEX 12 IDENTITY OF THE DIRECTORS OF BANESTO AND THE DATE FROM WHICH THEY HAVE BEEN CARRYING OUT THEIR FUNCTIONS AS SUCH

ANNEX 1

Fairness opinion issued by Deutsche Bank, S.A.E.,

as financial advisor to Santander

The Board of Directors

Banco Santander, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid

Spain

-9 January 2013-

Dear Sirs:

Deutsche Bank, S.A.E. (“Deutsche Bank”) is acting as financial advisor to Banco Santander, S.A. (“Red”) in connection with the proposed merger (the “Merger”) of Banco Español de Crédito, S.A. (“Blue”) with and into Red pursuant to the terms and conditions to be set forth and agreed in a merger agreement (Proyecto Común de Fusión) to be entered into between Red and Blue (the “Merger Agreement”). Deutsche Bank has, with Red’s permission, assumed for the purposes of rendering its opinion contained in this letter, that the Merger Agreement will provide that, among other things, Blue will be merged by absorption into Red and each shareholder of Blue will, upon completion of the Merger in accordance with its terms, exchange each outstanding ordinary share of Blue (the “Blue Shares”), for 0.633 ordinary shares of Red (the “Red Shares”) (the “Exchange Ratio”).

Blue is a quoted company listed in the Madrid Stock Exchange (Mercado Continuo). As of the date of this letter, Red owns, directly or indirectly, approximately 88.99% of Blue’s issued and outstanding share capital at the date of this letter.

Red has requested Deutsche Bank to provide an opinion addressed to the board of directors of Red (the “Board”) as to whether the Exchange Ratio proposed is fair, from a financial point of view, to Red.

In connection with Deutsche Bank’s role as Fairness Opinion provider to Red, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Blue and Red and has performed certain analyses of other information furnished to it by Red. Deutsche Bank has also held discussions with members of the senior management of Red regarding the business and prospects of Red and Blue.

In addition, Deutsche Bank has: (i) reviewed the financial aspects of certain selected merger and acquisition transactions which Deutsche Bank has considered comparable to the Merger; (ii) reviewed certain historical and projected financial information of Blue (including, but not limited to, analyses and forecasts of certain estimated cost savings, operational efficiencies, revenue effects and financial synergies expected by Red to be achieved as a result of the Merger (collectively the “Synergies”)) provided by the management of Red and approved by the management of Red for use by Deutsche Bank for the purposes of rendering its opinion (the “Projections”); (iii) reviewed the reported prices and trading activity for Blue Shares and Red Shares; (iv) to the extent publicly available, compared certain financial and stock market information for Blue and Red with similar information for certain selected companies which Deutsche Bank has considered comparable to Red and Blue and whose securities are publicly traded; (v) reviewed an estimation of the results of Oliver Wyman’s stress test of Blue provided by Red (the “OW Stress Test Results”); (vi) reviewed a draft of the Merger Agreement (Proyecto Común de Fusión) dated as of 9 January 2013 provided by Red (the “Draft Merger Agreement”); and (vii) performed such other studies and analyses and considered such other factors as it deemed appropriate.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods commonly used for these types of analyses. The analyses performed by Deutsche Bank were prepared solely for the purpose of enabling

Deutsche Bank, Sociedad Anonima Española - R. M. de Madrid. Tomo 28100. Libro 0. Folio 1, Sección B. Hoja M506294, Inscripción 2. C.I.F. A.0800614

Deutsche Bank to provide its opinion to the Board as to the fairness, from a financial point of view, of the Exchange Ratio to Red and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Deutsche Bank has not assumed responsibility for, and has not independently verified, any information, whether publicly available or furnished to it, concerning Blue or Red, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for the purposes of its opinion, Deutsche Bank has, with Red’s permission, assumed and relied upon the accuracy and completeness of all such information (including, without limitation, the Stress Test Results, the Projections and the Synergies). In addition, Deutsche Bank has not had discussions with the management of, or conducted due diligence with respect to, Blue other than its review of certain publicly available information related to Blue. Accordingly, for the purposes of its opinion, Deutsche Bank has, with Red’s permission, assumed that there is no non-public information with respect to Blue not made available to Deutsche Bank that would, or would reasonably be likely to, have an adverse impact on the price of the ordinary shares of Blue.

Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent valuation or appraisal of any of the assets or liabilities (including any contingent, derivative, or off-balance sheet assets and liabilities), of Blue or Red or any of their respective affiliates, nor has Deutsche Bank evaluated the solvency or fair value of Blue or Red under any applicable law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections, including, without limitation, those contained in the Projections and the Synergies, made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with Red’s permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Red. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such financial information, forecasts and projections or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank has assumed with Red’s permission that the Merger will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Red and its advisors with respect to such issues. Representatives of Red have informed Deutsche Bank, and Deutsche Bank has further assumed, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the Draft Merger Agreement Deutsche Bank has reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board and is not a recommendation to the holders of the Red Shares to accept or reject the Merger. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to Red, and is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on financial, economic, market and other conditions, and the information made available to Deutsche Bank, as of the date hereof. Red has not asked Deutsche Bank to, and this opinion does not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Red, nor does it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Red to engage in the Merger. In addition, Deutsche Bank does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any potential compensation payable to or to be received as a result of the Merger by any of the officers, directors, or employees of any parties to the Merger, or any class of such persons. This opinion does not address the prices at which the shares of Blue or Red or other securities will trade following the announcement or consummation of the Merger.

Deutsche Bank will be paid a fee for its services as financial advisor to Red, which is contingent upon delivery of this letter. Red has also agreed to indemnify Deutsche Bank against certain liabilities in connection with its engagement. In this letter, Deutsche Bank AG and its subsidiaries are referred to as the “DB Group”. One or more members of the DB Group has, from time to time and as at the date hereof, provided investment banking, commercial banking (including extension of credit) and other financial services to Blue and Red or their respective affiliates for which it has received compensation. In the ordinary course of their business, members of the DB Group may actively trade in the securities and other instruments and obligations of Blue or Red for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of this opinion, Deutsche Bank has not considered any information that may have been provided to it in those capacities or in any other capacity than fairness opinion provider.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Red.

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank. Notwithstanding the foregoing, this opinion may, if required by law, regulation or any competent regulatory authority, be included in any disclosure document filed by Red with applicable securities regulatory authorities with respect to the Merger (including, but not limited to, the Comisión Nacional del Mercado de Valores), provided it is reproduced in full, and that any description of or reference to Deutsche Bank in such disclosure document is in a form reasonably acceptable to Deutsche Bank and its legal advisers.

Yours faithfully,

DEUTSCHE BANK, S.A.E.

ANNEX 2

Fairness opinion issued by Barclays Bank PLC, as financial advisor to Banesto

Plaza de Colón, 1 28046 Madrid Telefono (34) 91 336 1157

The Board of Directors

Banco Español de Crédito, S.A

Gran Via de Hortaleza 3

Ed. Corporativo 1a Planta

28033 Madrid

9th January 2013

Dear Members of the Board.

We understand that the Board of Directors of Banco Español de Crédito. S.A (“Banesto” or the “Company”) has reached agreement on the terms of a merger, by absorption of the Company, with Banco Santander S.A. (“Santander”) (the “Proposed Transaction”) We understand that Santander already owns 89.0% of the issued share capital of the Company.

Pursuant to the terms of the Proposed Transaction, Santander will issue 0.633 ordinary shares of Santander, of €0.5 par value each (each a “Santander Share”), in exchange for each share of the Company, of 0.79 euro par value each (each a “Share”) (the “Exchange Ratio”).

The terms and conditions of the Proposed Transaction are set out in an announcement by Santander, supported by a presentation entitled “Banesto to merge with Santander” dated 17th December 2012 (together the “Announcement”).

The Board of Directors of the Company has requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the holders of the Shares other than Santander and its affiliates.

We have not been requested to opine on, and our opinion does not in any manner address, the underlying business decision of the Company’s Board of Directors to recommend the Proposed Transaction.

In arriving at our opinion, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information relating to the Company and Santander that we considered relevant to our analysis, including the Company’s and Santander’s audited annual accounts for the two financial years ended 2010 and 2011 and the September 2012 unaudited quarterly financial statements;

(b)	reviewed certain internal financial statements and other financial and operating data relating to the Company provided to us by the Company, including financial projections prepared by the Company:

(c)	reviewed a trading history of the Shares and Santander Shares and compared such trading history with those of certain other companies that we deemed relevant:

Barclays the investment banking division of Barclays Bank PLC. Registered in England 1026167.

Registered office 1 Churchill Place, London E14 5HP Authorised and regulated by the Financial Services Authority and a member of the London Stock Exchange.

Plaza de Colón, 1 28046 Madrid Telefono (34) 91 336 1157

(d)	reviewed the historical financial results and present financial condition of the Company and those of Santander and compared them with each other and with those of certain other companies that we deemed relevant;

(e)	reviewed the premiums paid, to the extent publicly available of certain other recent transactions that we deemed relevant and compared them with those of the Proposed Transaction;

(f)	discussed the Company’s past and current business, operations, assets, liabilities, financial condition and prospects with the Company’s senior management;

(g)	reviewed the pro forma impact of the Proposed Transaction, including cost savings, operating synergies and other strategic benefits expected by the management of Santander to result from a combination of the businesses (the “Expected Synergies”);

(h)	reviewed published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and Santander;

(i)	conducted discussions with members of senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of the Proposed Transaction and the past and current business operations, financial condition and future prospects of the Company; and

(j)	reviewed such other information, undertook such other studies and considered such other factors, as we deemed appropriate.

For the purposes of this opinion, we have assumed and relied upon the accuracy and completeness of the financial or other information supplied or otherwise made available to us, discussed with or reviewed by or for us. or publicly available, without any independent verification of such information, and have further relied upon the assurances of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading With respect to the Company’s financial forecasts and projections, upon the advice the Company we have assumed that they have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the Company’s management as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realised in accordance with such estimates.

In addition, upon the Company’s advice, we have also relied upon, without independent verification, the assessment of the Company’s and Santander’s senior management teams with respect to certain strategic, financial and operational benefits anticipated to result from the Proposed Transaction. We assume no liability or responsibility for and express no opinion with respect to such financial forecasts, projections, assessments of anticipated strategic, financial and operational benefits. Expected Synergies, or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Santander and have not made or obtained any independent valuation or appraisal of the assets or liabilities (including any derivative or off-balance sheet assets and liabilities) of the

Barclays the investment banking division of Barclays Bank PLC. Registered in England 1026167.

Registered office 1 Churchill Place, London E14 5HP Authorised and regulated by the Financial Services Authority and a member of the London Stock Exchange.

Plaza de Colón, 1 28046 Madrid Telefono (34) 91 336 1157

Company or Santander nor have we evaluated the solvency or fair value of the Company or Santander under any laws relating to bankruptcy, insolvency or similar matters. The Company did not ask us to nor did we, solicit any indications of interest from any third parties with respect to the purchase of all or any part of the Company’s business. Our opinion is necessarily based on financial, economic, market and other conditions as they exist, and can be evaluated, on the date of this letter. We assume no obligation to update, revise or reaffirm our opinion based on circumstances that may occur after the date of this letter.

We have assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the timeframe contemplated by the Announcement and that the Proposed Transaction will be completed in accordance with the process set out in the Announcement without waiver, modification or amendment of any material term or condition thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

We have been engaged by the Company solely to provide this opinion with respect to the Exchange Ratio pursuant to the Proposed Transaction, in accordance with and subject to our engagement letter with Banesto in relation to this opinion. The Company has agreed to pay us a fee upon delivery of this opinion and has agreed to reimburse our expenses and indemnify us against certain liabilities that could arise out of our engagement. We have provided various investment banking and financial services to the Company and Santander in the past. We may also provide investment banking services to Santander In the future, for which we would expect to receive fees.

Barclays Bank PLC, together with its affiliates, (the “Barclays Group”) is a major global financial services provider, engaged in a wide range of commercial banking, investment banking, investment management and other activities. In the ordinary course of such activities, Barclays Bank PLC and other members of the Barclays Croup (or investment funds managed by them or in which they have financial interests) may trade, for their own account or the accounts of their customers, and, accordingly, may at any time hold a long or short position, in debt and/or equity securities (and/or related derivative securities) of the Company and Santander. Furthermore members of the Barclays Croup may have maintained, and may continue to maintain, banking and other commercial relationships with the Company and Santander from time to time

This opinion, the delivery of which has been approved by the Barclays Fairness Opinion Committee, is for the information and assistance of the Board of Directors of the Company for the sole purpose of its evaluation of the Proposed Transaction and does not constitute a recommendation as to how directors should vote with respect to such Proposed Transaction or any other matter. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company. This opinion must not, in whole or in part be disclosed, reproduced, disseminated, quoted, summarised or referred to publicly, or be communicated to, or be relied upon by, any other person or used at any time, in any manner or for any other purpose without our prior written consent provided that (a) a complete copy of this letter may be attached to the final form of the report to be issued by the Board of Directors of the Company (informe de administradores) on the joint merger project (proyecto comun de fusion) and/or disclosed to the Company’s shareholders at any time prior to the general shareholders’ meeting which is to resolve on the approval of the Proposed Transaction or whenever such

Barclays the investment banking division of Barclays Bank PLC. Registered in England 1026167.

Registered office 1 Churchill Place, London E14 5HP Authorised and regulated by the Financial Services Authority and a member of the London Stock Exchange.

Plaza de Colón, 1 28046 Madrid Telefono (34) 91 336 1157

disclosure is requested by any regulatory authority (including, but not limited to the Spanish Securities Exchange Commission or Comision Nacional del Mercado de Valores); and (b) references to this opinion which are not a complete copy of this letter may also be included in the joint merger project (proyecto comun de fusion), the report to be issued by the Board of Directors of the Company (informs de administradores) and/or in any disclosure, document or communication addressed or made available to the shareholders of the Company in connection with the Proposed Transaction, subject to our prior written approval as to the form and context of such references.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Proposed Transaction and does not in any way constitute a recommendation as to whether or not the holders of the Shares should accept the Proposed Transaction, or how they should vote or act in relation to the Proposed Transaction (including with respect to any discretion afforded them under the terms of the Proposed Transaction to elect to vary the consideration they would otherwise receive pursuant to the Exchange Ratio). Furthermore, we express no opinion as to the prices at which Santander Shares may trade following completion of the Proposed Transaction and our opinion should not be viewed as providing any assurance that the market value of the Santander Shares after the announcement or completion of the Proposed Transaction will be in excess of the market value of the Shares at any time prior to the announcement or completion of the Proposed Transaction.

This opinion is not and should not be considered a report from an independent expert on the joint merger project (proyecto comun de fusion) prepared by the Boards of Directors of the Company and Santander, as required under Spanish corporate law in particular under Article 34 of Law 3/200, of April 3. on structural modifications of corporates (Ley 3/2009. de 3 de abrii, sobre modificaciones estructurales de las sociedades mercanties) and any developing regulations.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Proposed Transaction is fair, from a financial point of view, to the holders of the Shares other than Santander and its affiliates.

Yours faithfully

Barclays Bank PLC

Barclays the investment banking division of Barclays Bank PLC. Registered in England 1026167.

Registered office 1 Churchill Place, London E14 5HP Authorised and regulated by the Financial Services Authority and a member of the London Stock Exchange.

ANNEX 3

Fairness opinion issued by Goldman Sachs International, as financial advisor to Banesto

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB

Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON

Authorised and regulated by the Financial Services Authority

PERSONAL AND CONFIDENTIAL

9th January 2013

Merger Committee and Board of Directors

Banco Espanol de Credito, S.A.

Avda. Gran Vía de Hortaleza, 3

28033 Madrid

Spain

Gentlemen.

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Banco Santander, S.A. (“Santander”) and its affiliates) of the outstanding shares of common stock, par value €0.79 per share (the “Shares”), of Banco Español de Crédito (the “Company”) of the exchange ratio of 0.633 shares of common stock, par value €0.5 per share (the “Santander Common Stock”), of Santander to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of 9th January 2013 (the “Agreement”), between Santander and the Company.

Goldman Sachs International and its affiliates (collectively, “Goldman Sachs”) are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and funds or other entities in which they invest or with which they co- invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Santander, any of their respective affiliates and third parties that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman Sachs and its customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against

Merger Committee and Board of Directors

Banco Español de Crédito, S.A.

Avda. Gran Vía de Hortaleza, 3

28033 Madrid

certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead manager with respect to a public offering of the Company’s 4.75% covered bond due 24 January 2017 (aggregate principal amount €500 million) in September 2012. We also have provided certain investment banking services to Santander and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner with respect to a public offering of Santander’s 4.625% covered bonds due June 2016 (aggregate principal amount €1,000,000) in January 2011 and as joint-bookrunner in the initial public offering of Grupo Financiero Santander Mexico, S.A.B. de C.V., a subsidiary of Santander, in September 2012. We may also in the future provide investment banking services to the Company, Santander and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; publicly available non-consolidated and consolidated financial statements for the Company and Santander for the five fiscal years ended 31 December 2011; certain publicly available interim reports of the Company and Santander to their respective shareholders; certain other publicly available communications from the Company and Santander to their respective shareholders; certain publicly available research analyst reports for the Company; certain publicly available research analyst reports for Santander, approved for our use by the Company (the “Santander Analyst Reports”); certain internal financial analyses and forecasts for the Company, prepared by the management of the Company, as approved for our use by the Company (the “Forecasts”); and certain cost savings and operating synergies projected by the management of Santander to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Santander regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Santander; reviewed the reported price and trading activity for the Shares and shares of Santander Common Stock; compared certain financial and stock market information for the Company and Santander with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the banking industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. As you are aware, the management of Santander did not make available its forecasts of the future financial performance of Santander. Our review of the future financial

Merger Committee and Board of Directors

Banco Español de Crédito, S.A.

Avda. Gran Vía de Hortaleza, 3

28033 Madrid

performance of Santander was limited to our discussions with the management of Santander regarding the Santander Analyst Reports, and, with your consent, we have used the forecasts contained in the Santander Analyst Reports for purposes of rendering this opinion. We are not experts in the evaluation of loan and real estate portfolios for purposes of assessing the adequacy of the existing provisions with respect thereto and, accordingly, we have assumed that such provisions are in the aggregate adequate to cover potential future losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Santander or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Santander or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

We note that (i) Santander and its affiliates beneficially own approximately 90% of the outstanding Shares; (ii) Santander has indicated to you that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which Santander would be an acquirer of the Shares it does not already beneficially own; and (iii) to your knowledge, no third party other than Santander has made any proposal to purchase most or all of the outstanding Shares since the public announcement of Santander’s proposal on 17 December 2012. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Santander and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company (or class of such persons) in connection with the Transaction. We are not expressing any opinion as to the prices at which shares of Santander Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Santander or the ability of the Company or Santander to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are

Merger Committee and Board of Directors

Banco Español de Crédito, S.A.

Avda. Gran Vía de Hortaleza, 3

28033 Madrid

provided solely for the information and assistance of the the Merger Committee and Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Santander and its affiliates) of Shares.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

By:
	Managing Director	Date: 9 Jan 2013

ANNEX 4

Report issued by the Board of Directors of Santander on the Draft Terms of Merger

Report of the Directors of

Banco Santander, S.A. on the Common Draft

Terms of Merger

BETWEEN

BANCO SANTANDER, S.A.

(as absorbing company),

AND

BANCO ESPAÑOL DE CRÉDITO, S.A.

(as absorbed company)

Santander, 18 February 2013

1.	INTRODUCTION

The Boards of Directors of Banco Santander, S.A. (“Santander”) and Banco Español de Crédito, S.A. (“Banesto”), at their respective meetings held on 9 January 2013, prepared and signed common draft terms of merger (proyecto común de fusión) regarding the merger by absorption (the “Merger”) of Banesto by Santander (the “Draft Terms of Merger” or the “Draft Terms”).

The Draft Terms of Merger were prepared and approved by the Boards of Directors of such companies and signed by their members (with such exceptions as are indicated therein) in accordance with the provisions of section 30 et seq. of Law 3/2009 of 3 April on Structural Modifications of Mercantile Companies (the “Structural Modifications Act”). The Draft Terms of Merger have been included in Santander’s corporate website (www.santander.com) since 9 January 2013 and in Banesto’s corporate website (www.banesto.es/webcorporativa) since 10 January 2013, from which they can be downloaded and printed. The fact of the inclusions and the dates thereof were published in the Official Gazette of the Commercial Registry on 17 January 2013 in the case of Banesto and on 18 January in the case of Santander.

For purposes of section 33 et seq. of the Structural Modifications Act, the members of the Board of Directors of Santander have prepared this report on the Draft Terms of Merger (the “Report”), within which, in accordance with the provisions of the aforementioned sections, they explain and provide a detailed rationale regarding the legal and financial aspects of the Draft Terms of Merger.

The Draft Terms shall be subject to the approval of the shareholders at the General Shareholders’ Meetings of Santander and Banesto, in accordance with the provisions of section 40 of the Structural Modifications Act.

Additionally, as a part of the integration process under the Santander brand of banking activity by the Santander Group in Spain, the business of Banco Banif, S.A. Unipersonal (“Banif”) will be integrated in a separate operation. This integration will also take place through the absorption of Banif by Santander, the corresponding draft common terms of merger having been approved by the Boards of Directors of Santander and Banif on past 28 January. These draft terms shall be subject to the approval of the shareholders at the same General Shareholders’ Meeting of Santander to which the Draft Terms of Merger are submitted, but the approval thereof at a General Shareholders’ Meeting of Banif shall not be necessary, as the merger is special due to Banif being a company wholly-owned by Santander.

2.	RATIONALE FOR THE MERGER

As detailed in the Draft Terms of Merger, the merger by absorption of Banesto by Santander occurs within the context of a profound restructuring of the Spanish financial system, which involves a major reduction in the number of institutions and the creation of larger institutions.

In addition, the Spanish financial system has lost profitability over the last five years due to a drop in margins, which has adversely affected efficiency despite an improvement in costs, as well as to cyclically high provisions. In brief, the financial sector needs to optimise its income, margins, and fees, normalise provisions, and, in sum, improve efficiency.

Within this context, the merger by absorption of Banesto by Santander and the integration of Banif will allow, on the one hand, for an improvement in the efficiency of the Group through a structural modification that maximises economies of scale and, on the other, for a strengthening of the position of the Santander Group in Spain, selectively increasing its market share under a single brand.

A)	The Draft Terms explain that efficiency improvements can be achieved by integrating structures, through: (i) a single corporate centre and a single management structure, (ii) integration of intermediate structures, and (iii) total integration of back offices, information technology systems, and operations. The estimated time frame for operational integration of Santander and Banesto is one year. The foregoing will result in an optimisation of branches, albeit at a slower pace than that of the competition, which will help to increase market share.

The synergies to be achieved with the integration of the Banesto and Banif businesses within Santander are expected to be approximately 520 million euros before taxes per year as from the third year following the Merger, broken down as follows:

(A)	Cost synergies: 30 million euros in technology, 69 million euros in real estate, 32 million euros in operations, 8 million euros in advertising and brand image, and 27 million euros in other expenses, which, together with an approximate saving of 16 million euros in amortisation and depreciation, would entail total savings of approximately 183 million euros.

Furthermore, pre-tax savings of approximately 237 million euros are expected from progressively reducing the Group’s personnel in Spain over three years.

Overall, cost synergies are expected to reach approximately 420 million euros.

(B)	Revenue synergies: the goal is to improve income by approximately 100 million euros through the single brand and new business structure, leveraging the strength of Banesto’s traditional businesses such as SMEs and corporate offices.

B)	As regards strengthening the Group’s position in Spain, a national network with a balanced market share and one of the strongest brands in the international financial system will be achieved with the Merger. In particular, the Merger will entail the existence of a single brand, with a more powerful network of approximately 4,000 branches throughout Spain, with the same corporate identity, providing a wider range of products and better quality of service.

It is therefore expected that average market share in Spain will rise from 11% in 2012 to 13% in 2015, and that the share in deposits will rise from 14% currently to 16% in 2015. It is also expected that the interest margin will increase by approximately 30 basis points in 3 years.

In sum, the goal of the Group is to achieve in 3 years a return on equity (ROTE) of between 12% and 15% on the business in Spain.

In other respects, the business improvements will be accompanied by the advantages for the shareholders of Santander and Banesto that are detailed in the Draft Terms:

•

Shareholders of Banesto become shareholders of Santander, a diversified international group with a presence in high-growth markets, very liquid shares, an attractive remuneration policy, and a firm strategy of creating value for shareholders. As indicated in section 5.1 of the Draft Terms of Merger, this conversion into shareholders of Santander will be accomplished pursuant to an exchange ratio of 0.633 shares of Santander for each share of Banesto, which is a very significant premium for Banesto shareholders taking into account the listing prices of both shares prior to publication of the merger initiative. Banesto shareholders will also benefit, as Santander shareholders, from the synergies arising from the Merger.

•

For the shareholders of Santander, the transaction has a low execution risk and will create significant synergies from integration (as stated, cost and income synergies are expected to reach approximately 520 million euros). The Merger is also expected to be positive from the earnings per share viewpoint, with a 3% improvement by the third year.

3.	LEGAL ASPECTS OF THE DRAFT TERMS OF MERGER

3.1	Structure of the Transaction: Merger by Absorption

The legal structure chosen to integrate the businesses of Santander and Banesto is that of a merger, upon the terms set forth in section 22 et seq. of the Structural Modifications Act.

The Merger shall be accomplished by means of the acquisition of Banesto (absorbed company) by Santander (absorbing company), with the termination by means of dissolution without liquidation of the former and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire by universal succession all of the rights and obligations of Banesto. The shareholders of Banesto other than Santander shall receive shares of Santander in exchange as a result of the Merger.

3.2	Analysis of the legal aspects of the Draft Terms of Merger

3.2.1	Identification of the entities participating in the Merger

In accordance with the provisions of section 31.1 of the Structural Modifications Act, section 3 of the Draft Terms of Merger identifies the companies participating in the Merger by indicating their registered name, corporate structure, registered office, tax identification number, and registration details in their respective Commercial Registries.

3.2.2	Merger exchange ratio

(A)	Exchange ratio

In accordance with section 31.2 of the Structural Modifications Act, the Draft Terms state the exchange ratio for the shares of Santander and Banesto, which has been determined based on the fair value of their corporate assets and shall be 0.633 shares of Santander for each share of Banesto. Section 4 of this Report includes greater detail regarding the exchange ratio, as well as a financial analysis and rationale.

(B)	Method for covering the exchange

As set forth in section 5.2 of the Draft Terms of Merger, Santander will cover the exchange of Banesto shares with outstanding shares held as treasury shares, and will therefore not increase the share capital of Santander.

(C)	Shares forming part of the exchange

The outstanding shares of Banesto shall form part of the exchange, except for those that may not be included by application of section 26 of the Structural Modifications Act, i.e. neither the Banesto shares owned by Santander nor the Banesto shares held as treasury shares. As of 31 December 2012, Banesto held, through its subsidiary DUDEBASA, S.A., 4,982,936 treasury shares, which represented 0.7249% of its share capital.

(D)	Exchange procedure

As set forth in section 31.2 of the Structural Modifications Act and section 5.3 of the Draft Terms of Merger, the procedure for exchanging Banesto shares for Santander shares shall be carried out taking the following into account:

(i)	once the Merger has been approved at the General Shareholders’ Meetings of Santander and Banesto, the equivalent documentation referred to in section 41.1. c) and related provisions of Royal Decree 1310/2005 of 4 November has been submitted to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (hereinafter, the “CNMV”), the conditions precedent referred to in section 3.2.9(D) below have been met, and the deed of merger has been registered with the Commercial Registry of Cantabria, the Banesto shares shall be exchanged for Santander shares;

(ii)	the exchange shall take place as from the date indicated in the announcements to be published in one of the widely-circulated newspapers in the autonomous communities of Cantabria and Madrid, respectively, in the Official Gazettes (Boletines Oficiales) of the Spanish Stock Exchanges, and in the Official Gazette of the Commercial Registry. Santander shall act as agent for such purpose, which shall be indicated in the aforementioned announcements;

(iii)	the exchange of the shares of Banesto for shares of Santander shall be implemented through the participants in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”) that are depositaries thereof, in accordance with the procedures established for the book-entry system pursuant to the provisions of Royal Decree 116/1992 of 14 February, and with the application of the provisions of section 117 of Royal Legislative Decree 1/2010 of 2 July, approving the Restated Text of the Companies Act (Ley de Sociedades de Capital) (the “Companies Act”), to the extent applicable;

(iv)	the Banesto shareholders holding a number of shares that will not give them the right to receive a whole number of Santander shares under the agreed exchange ratio may acquire or transfer shares in order that the resulting shares give them the right to receive a whole number of Santander shares in accordance with such exchange ratio. The decision whether to buy or to sell shall be for each individual shareholder to make; and

(v)	without prejudice to the foregoing, and as indicated in the Draft Terms of Merger, it is stated for the record that the companies participating in the Merger have agreed to appoint an odd-lot agent as a mechanism aimed at facilitating the exchange by such Banesto shareholders. It is envisaged that Santander Investment Bolsa, Sociedad de Valores, S.A., acting on the behalf of Santander, exercises the function of odd-lot agent in accordance with the procedure described in section (E) below (the “Odd-lot Agent”).

(E)	Procedure for odd-lot acquisitions

(i)	As the exchange ratio established in the Draft Terms would in unitary terms be equivalent to the delivery of one Santander share for every 1.579778831 Banesto shares, at the close of Banesto’s final trading session on the Spanish Stock Exchanges, each Banesto shareholder that, in accordance with the previous figure and according to their resultant overall position in Banesto, does not have the right to receive a whole Santander share (due to having only one Banesto share) or has the right to receive a whole number of Santander shares but is left with a number of Banesto shares which do not give the right to an additional Santander share (an “Odd-lot”) may transfer said Odd-lot to the Odd-lot Agent.

By way of example, a Banesto shareholder holding 50 shares would have the right to 31.65 Santander shares (50 x 0.633). In accordance with the above, such shareholder would receive 31 Santander shares and would continue to have the right to 0.65 Santander shares. That fraction of a Santander share corresponds to 1.02685624 Banesto shares (0.65 x 1.579778831). The 1.02685624 Banesto shares would constitute the Odd-lot which the Odd-lot Agent would acquire as odd-lot agent, at the price established in section (ii) below.

As shall be set forth in the announcement to the market regarding the specific exchange procedure, each of the Banesto shareholders shall be presumed to accept this system of odd-lot acquisition. Those who are entitled to a fraction of a Santander share and voluntarily decide not to accept the system or to balance their position in accordance with the preceding section (D) (iv) shall receive, under the joint ownership system, the part of a Santander share corresponding to that fraction.

(ii)	The acquisition price of the Odd-lot shall be the result of multiplying such Odd- lot by the arithmetic mean of the weighted average exchange rate of the Banesto shares on the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) during Banesto’s final three trading sessions on the Spanish Stock Exchanges.

(iii)	The Odd-lot Agent shall acquire the Odd-lots of shares left over in the positions existing at the close of Banesto’s final trading session on the Spanish Stock Exchanges.

(iv)	In accordance with the provisions of section 26 of the Structural Modifications Act, the Banesto shares or parts thereof acquired in this manner by the Odd-lot Agent shall not form part of the exchange.

The shares of Banesto will be cancelled as a result of the Merger.

3.2.3	Ancillary obligations, special rights, and securities other than those representing capital

As indicated in section 6 of the Draft Terms, for purposes of sections 31.3 and 31.4 of the Structural Modifications Act, there are no ancillary obligations (prestaciones accesorias), special preferred shares, or persons with special rights at Santander or Banesto other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options.

The Santander shares delivered to Banesto shareholders as a result of the Merger will not give the holders thereof any special rights.

3.2.4	Benefits extended to independent experts and to the directors

With respect to section 31.5 of the Structural Modifications Act, section 7 of the Draft Terms of Merger indicates that no benefits of any type will be extended to the independent expert that will participate in the Merger process or to the directors of Santander or Banesto.

3.2.5	Date as from which the holders of shares delivered in exchange will have the right to participate in the profits of Santander

Section 8 of the Draft Terms establishes that, as from the date on which they are delivered, the shares delivered by Santander to Banesto shareholders in order to cover the exchange shall give their holders the right to participate in the profits of Santander upon the same terms as the other shares of Santander outstanding on such date. As indicated in section 4.2.2 of this Report, Banesto shareholders will not have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programme of April/May 2013.

3.2.6	Date of accounting effects of the merger

Section 9 of the Draft Terms of Merger establishes 1 January 2013 as the date from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Santander.

For such purposes as may be appropriate, it is stated for the record that the retroactive effect thus determined for accounting purposes is in accordance with the requirements of the General Chart of Accounts (Plan General de Contabilidad) approved by Royal Decree 1514/2007 of 16 November.

3.2.7	Amendment of the Bylaws of Santander

In compliance with the provisions of section 31.8 of the Structural Modifications Act, the Draft Terms establish that the Bylaws of Santander will not be amended as a result of the Merger. Therefore, upon completion of the Merger, Santander, as the absorbing company, will continue to be governed by its current Bylaws, the text of which appears on Santander’s corporate website (www.santander.com) (and a copy of which was attached to the Draft Terms of Merger as annex 1 reflecting the Bylaws in force at the date thereof).

Without prejudice to the foregoing, and independently of the Merger, it is stated for the record that the Board of Directors of Santander has resolved today to include in the agenda for the General Shareholders’ Meeting the proposed bylaw amendment contained in the notice of meeting that it has also approved, and with respect to which it will publish the information required by law.

3.2.8	Impacts of the Merger on employment, impact on gender within management bodies, and impact on corporate social responsibility

Section 12 of the Draft Terms of Merger sets forth the possible impacts of the Merger with respect to employment, as well as possible impacts on gender within management bodies and the impact, where applicable, on Santander’s corporate responsibility. The Draft Terms therefore comply with the provisions of section 31.11 of the Structural Modifications Act.

Section 5 of this Report analyses the impacts of the Merger on shareholders, creditors, and employees of the participating companies.

3.2.9	Other information in the Draft Terms of Merger

In addition to the information required as a legal minimum, the Draft Terms of Merger address other issues that have been included based on standards of relevance or significance in the opinion of the Boards of Directors of Santander and Banesto. These are as follows:

(A)	Appointment of independent expert

As set forth in section 13 of the Draft Terms of Merger, on 11 January 2013 the Boards of Directors of Santander and Banesto asked the Commercial Registry of Cantabria (where Santander is registered) to appoint an independent expert to prepare a single report regarding these Draft Terms of Merger, pursuant to the provisions of section 34.1 of the Structural Modifications Act.

(B)	Banesto Merger Committee

Section 14 of the Draft Terms of Merger stated for the record that the Draft Terms were the result of a process of analysis and decision-making carried out by the management bodies of both Santander and Banesto. As regards the latter company, such analysis has been entrusted to an ad hoc informational and consultative committee within its Board of Directors, without executive duties, the main purpose of which has been to lead and protect the investigation and decision-making process for the sole purpose of this Merger.

This committee (the creation of which was the subject of a notice of significant event sent to the CNMV on 19 December 2012 (registration number 178,973)) is made up of three independent directors (José Luis López Combarros, Juan Antonio Sagardoy Bengoechea and Carlos Sabanza Teruel) and is called the “Merger Committee”.

(C)	Tax regime

Section 15 of the Draft Terms establishes that the Merger is subject to the tax regime established in chapter VIII of title VII of Royal Legislative Decree 4/2004 of 5 March, approving the Restated Text of the Company Income Tax Act (Ley del Impuesto sobre Sociedades) and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of Royal Legislative Decree 1/1993 of 24 September, approving the Restated Text of the Asset Transfer and Documentary Stamp Tax Act.

To that end, notice of the choice of such tax regime shall be given to the Tax Authority within three months of the registration of the deed of merger, upon the terms established by the relevant regulations.

(D)	Conditions precedent

As stated in section 16 of the Draft Terms, the effectiveness of the Merger is subject to the following conditions precedent:

(i)	the authorisation of the Ministry of Economy and Competitiveness for the absorption of Banesto by Santander, pursuant to the provisions of section 45.c) of the Banking Act of 31 December 1946;

(ii)	the acquisition of the other authorisations that must be obtained from the Bank of Spain, the CNMV, or any other governmental body or other supervisory entity by reason of the business activities of Banesto or subsidiaries thereof.

3.3	Development of the Legal Procedure for the Merger by Absorption

In order to properly understand the process for the transaction, it is appropriate to identify and outline its main milestones in chronological order.

3.3.1	Approval and signing of the Draft Terms of Merger

The starting point for the process was the preparation of the Draft Terms of Merger by the directors of Santander and Banesto, in compliance with section 30 et seq. of the Structural Modifications Act.

3.3.2	Independent expert report regarding the Draft Terms of Merger

Pursuant to the provisions of section 34 of the Structural Modifications Act and section 338 et seq. of the Commercial Registry Regulations, on 11 January 2013 Santander and Banesto asked the Commercial Registry of Cantabria to appoint a common independent expert in order to issue a single report regarding the Draft Terms of Merger.

On 11 January 2013, the aforementioned Commercial Registry of Cantabria appointed BDO Auditores, S.L. as independent expert. Today, 18 February 2013, BDO Auditores, S.L. has issued the mandatory report regarding the Draft Terms of Merger.

3.3.3	Directors’ report regarding the Draft Terms of Merger

The directors of Santander have prepared this Report in compliance with the requirements of section 33 of the Structural Modifications Act.

3.3.4	Call to the General Shareholders’ Meetings of Santander and Banesto

The Board of Directors of Santander has resolved today to call the annual General Shareholders’ Meeting to be held in Santander on 22 March 2013 (in anticipation of a lack of quorum on the first call to meeting, scheduled for 21 March). It is expected that Banesto, for its part, will call its annual General Shareholders’ Meeting to be held in Madrid on 21 March 2013.

The agenda for the General Shareholders’ Meeting of Santander includes the following items, among others not inconsistent therewith:

Approval of the merger by absorption of Banesto by Banco Santander, with termination of the absorbed company and the en bloc transfer of its assets and liabilities, by universal succession, to the absorbing company, with the express provision that the exchange be covered by the delivery of treasury shares by Banco Santander in accordance with the draft terms of merger formulated by the respective Boards of Directors of such companies as included on their respective websites, and for such purpose:

(a)	Approval of the common terms of merger between Banco Santander and Banesto, and approval of the balance sheet of Banco Santander ended as of 31 December 2012 as the merger balance sheet.

(b)	Approval of the resolution on the merger by absorption of Banesto by Banco Santander, with termination of the former by means of dissolution without liquidation and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire them by universal succession, expressly providing that the exchange shall be covered by means of the delivery of treasury shares of Banco Santander, all in compliance with the provisions of the common draft terms of merger.

(c)	Adherence of the transaction to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act and section 3 of additional provision two thereof, as well as in section 45, paragraph 1. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act (Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados).

In addition, in accordance with the provisions of the Draft Terms of Merger, the items on the agenda for the General Shareholders’ Meeting of Banesto shall include deliberation on and, if applicable, approval of the resolution on the merger by absorption of Banesto by Santander.

At the time of the publication of the calls to the respective General Shareholders’ Meetings, the documents specified in section 3.4 below shall be made available on the corporate websites of Santander and Banesto.

3.3.5	Documentation equivalent to a prospectus

The offer of Santander shares to the Banesto shareholders to cover the exchange ratio shall not require the publication of an informational prospectus, but shall require the submission to the CNMV of the document with equivalent information referred to in section 41.1. c) of Royal Decree 1310/2005, which shall be made available to the shareholders on the CNMV website (www.cnmv.es) at the appropriate time.

3.3.6	Merger resolution and publication of announcements

Pursuant to section 40 of the Structural Modifications Act, the Merger must be approved by the shareholders at the General Shareholders’ Meetings of Santander and Banesto, strictly in accordance with the Draft Terms of Merger.

Following the adoption of the resolution on the merger by absorption of Banesto by Santander, the text thereof shall be published in the Official Gazette of the Commercial Registry, in a widely-circulated newspaper in the autonomous community of Cantabria, and in another widely-circulated newspaper in the autonomous community of Madrid, as required by section 43 of the Structural Modifications Act.

These announcements shall state: (a) the right of the shareholders and creditors of Santander and Banesto to obtain the full text of the resolution adopted and of the merger balance sheet, as well as (b) the creditors’ right of opposition.

In accordance with section 44 of the Structural Modifications Act, upon the publication of the last of the announcements, the mandatory one-month time period shall commence within which creditors and bonholders of Santander and Banesto whose credit rights arose before the date of the inclusion of the Draft Terms of Merger in the corporate websites of Santander and Banesto and were not due and payable as of such date may oppose the Merger until such credit rights are secured, so long as, in the case of bondholders, the Merger has not been approved by the corresponding General Bondholders’ Meeting. Creditors whose credit rights are already sufficiently secured shall have no right of opposition.

3.3.7	Execution and registration of the deed of merger

Following adoption of the corresponding merger resolution, publication of the announcements, and compliance with the step referred to in section 44 of the Structural Modifications Act, the deed of merger by absorption of Banesto by Santander will be executed.

Prior to the registration of the deed of merger, the deed shall bear a statement by the Commercial Registry of Madrid to the effect that there are no obstacles to the registration of the proposed Merger. The deed of merger shall be filed for registration with the Commercial Registry of Cantabria, and the Commercial Registry of Madrid shall be asked to cancel the entries corresponding to Banesto.

3.3.8	Completion of the exchange

Once the deed of merger is registered at the Commercial Registry of Cantabria, the exchange of Banesto shares for Santander shares shall take place on the terms established in the Draft Terms of Merger and in sections 3.2.2.(D) and 3.2.2.(E) of this Report.

3.4	Information regarding the planned transaction

In accordance with the provisions of section 39 of the Structural Modifications Act, before the publication of the call to the General Shareholders’ Meeting of Santander, the following documents regarding the Merger shall be included in the corporate website of Santander, from which they can be downloaded and printed:

(i)	the Draft Terms of Merger;

(ii)	this Report and the report of Banesto’s directors regarding the Draft Terms of Merger;

(iii)	the independent expert’s report;

(iv)	the annual accounts and management reports of Santander and Banesto for the last three financial years, together with the corresponding audit reports. The Santander and Banesto balance sheets forming part of the annual accounts as of 31 December 2012 shall serve as merger balance sheets;

(v)	the current Bylaws of Santander and Banesto; and

(vi)	the identity of the directors of Santander and Banesto and the date from which they have held their respective positions.

For purposes of the provisions of section 39.1.7 of the Structural Modifications Act, it is also stated for the record that, as set forth in section 10 of the Draft Terms and in section 3.2.7 of this Report, the Bylaws of Santander will not be amended as a result of the Merger.

In accordance with the provisions of section 518 of the Companies Act and its implementing regulations, the proposed resolutions, together with their rationale and the reports that are required or that the Board of Directors decides to make available, shall also be available for consultation as from the dates of the respective calls to meeting at the corporate websites of Santander (www.santander.com) and of Banesto (www.banesto.es/webcorporativa).

4.	FINANCIAL ASPECTS OF THE DRAFT TERMS OF MERGER

4.1	Merger Balance Sheets, Annual Accounts, and Amendments

Section 11.1 of the Draft Terms of Merger specifies that for purposes of section 36.1 of the Structural Modifications Act, the merger balance sheets shall be considered to be the balance sheets of Santander and Banesto, respectively, as of 31 December 2012.

The Board of Directors of Santander prepared such balance sheet on 28 January 2013. For its part, the Board of Directors of Banesto is to prepare its balance sheet at its meeting today.

The Santander and Banesto balance sheets, duly verified by their auditors, shall be submitted to the shareholders for approval at the respective General Shareholders’ Meetings at which a decision on the Merger will be adopted, prior to the approval of the merger resolution itself.

Pursuant to the provisions of section 31.10 of the Structural Modifications Act, section 11.2 of the Draft Terms of Merger states for the record that the conditions upon which the Merger is undertaken have been determined taking into consideration the annual accounts of the merging companies for the financial year ending 31 December 2012, the merging companies’ financial year being the same as the calendar year.

4.2	Rationale for the Exchange Ratio

4.2.1	Exchange ratio

In accordance with section 31.2 of the Structural Modifications Act, the Draft Terms state that the exchange ratio for the shares of Santander and Banesto shall be 0.633 Santander shares, each with a nominal value of 0.5 euro, for every Banesto share, each with a nominal value of 0.79 euro each, without provision for any supplementary cash compensation.

In conformity with section 25 of the Structural Modifications Act, the exchange ratio in a merger reflects an agreement between the merging entities at the time of signing the draft terms of merger regarding the financial valuation of each entity.

The Board of Directors of each of the participating entities must separately evaluate the fairness of the agreed exchange ratio for the entity and its shareholders, and the independent expert appointed by the Commercial Registry must provide an opinion regarding whether the exchange ratio is fair for the entities participating in the Merger. Furthermore, the Boards of Directors may (if they consider it appropriate, as in this Merger) seek opinions from financial experts regarding the fairness of the exchange ratio.

Pursuant to the provisions of section 25 of the Structural Modifications Act, the exchange ratio has been determined based on the fair value of the assets and liabilities of Santander and Banesto and, in turn, has been agreed to and calculated based on the methodologies explained and for which a rationale is set forth below.

4.2.2	Rationale

Valuation by reference to the listing price tends to be the method considered preferable for determining the fair value in the case of listed securities (by way of example, for purposes of determining the fair value of the shares to be issued in the event of capital increases excluding pre-emptive rights, section 504.2 of the Companies Act deems the fair value to be that which results from the listing price except where proven otherwise). The use of a standard based of valuation of the listing price is also justified as being the most commonly used standard applied in mergers of listed companies.

The shares of both Santander and Banesto are listed on official securities markets. Therefore, in order to determine the fair value of the assets of both companies in order to set the exchange ratio, the reference method applied by the directors was based on their listing prices.

At the close of trading on 14 December 2012 (the trading day immediately preceding the first public announcement regarding the Merger), the share price of Santander was 5.90 euros and the share price of Banesto was 2.99 euros. As regards these listing prices, the exchange ratio entails a valuation of the Banesto shares at 3.73 euros per share. The premium offered to Banesto’s shareholders over the market price on such date is 25%. These valuations are reflected in the following table:

Santander		Banesto
Euros per share	Value in euros (millions)	Euros per share	Value in euros (millions)
5.90	60,895	3.73	2,568

In determining the exchange ratio, with the aforementioned premium over the listing price as of 14 December 2012, Santander and Banesto have considered the following aspects, among others:

•	The synergies to be achieved with the Merger of both companies, as detailed in the Draft Terms as well as in section 2 of this Report.

•

The fact that Banesto shareholders will not be able to receive the compensation that Santander shareholders will receive within the framework of the Santander Scrip Dividend (Santander Dividendo Elección) programme, in January/February and April/May 2013, in either cash or shares of Santander, because it is expected that the Merger will be completed in the month of May. Banesto does not plan to distribute any dividends.

Deutsche Bank, S.A.E., as the financial adviser of Santander for the Merger, has stated to the Board of Directors of the company in a fairness opinion that, from a financial point of view, the agreed exchange ratio is fair to Santander. The opinion of Deutsche Bank S.A.E., financial adviser of Santander for the transaction, is attached to this Report as Annex 1.

Barclays Bank PLC and Goldman Sachs International, as financial advisers for Banesto, have submitted to the Board of Directors of such company their respective fairness opinions with respect to the consideration that results from the agreed exchange ratio and that is to be received by the shareholders of Banesto other than Santander and the companies of its group and affiliates within the framework of the Merger. According to such opinions, as of 9 January 2013 the agreed exchange ratio is fair from a financial point of view for the shareholders of Banesto other than Santander and its affiliates.

4.2.3	Other valuation methods

The Board of Directors of both banks analysed and weighted the resulting values of applying other valuation methods in order to contrast that the exchange ratio was consistent with the ranges provided by those alternative valuation methods. The contrasting methods selected by Santander, which are developed more fully below, provide a range of possible exchange ratios from 0.439 to 0.706 Santander shares for every Banesto share and therefore includes the exchange ratio of 0.633 Santander shares for every Banesto share provided in the Draft Terms. Indeed, in the chart and graph set forth below it may be observed that the exchange ratio chosen is clearly included in the total range resulting from the contrasting methods and in the actual ranges provided by four out of five of the methods used (including the dividend discount model).

Method	Range of Exchange ratios resulting from the contrasting methods
	Minimum	Maximum
Historical listing prices	0.479	0.706
Target price of analysts	0.439	0.549
Comparable listing prices	0.448	0.646
Precedent transactions	0.451	0.664
Dividend discount model	0.640

Total range of the contrasting methods	0.439	0.706

In the following are developed the contrasting methods used:

(A)	Historical listing prices

The implied value of Santander and Banesto is calculated taking into account the average listing price for different periods and the number of outstanding shares as of the date of the Draft Terms of Merger.

	Santander		Banesto
	Euros per share	Value in euros (millions)	Euros per share	Value in euros (millions)	Implicit Exchange ratios
Average last month	5.79	59,760	2.80	1,923	0.483
Average last three months	5.80	59,863	2.88	1,980	0.497
Average last six months	5.49	56,663	2.63	1,808	0.479
Average last year	5.29	54,599	3.03	2,086	0.574
Average last three years	7.48	77,202	5.28	3,629	0.706

Source: Bloomberg, 14 December 2012

As a result of the above, it would result a range of possible exchange ratios from 0.479 to 0.706 Santander shares for every Banesto share, range that therefore includes the exchange ratio of 0.633 Santander shares for every Banesto share provided in the Draft Terms.

(B)	Target price of analysts

This valuation method calculates the implied value of Santander and Banesto taking into account the target prices assigned to the shares in the reports of financial analysts published since 1 October 2012, considering the number of outstanding shares as of the date of the Draft Terms of Merger.

	Santander		Banesto
	Euros per share	Value in euros (millions)	Euros per share	Value in euros (millions)	Implicit Exchange ratios
Median	5.975	61,669	3.080	2,117	0.515
Average	5.905	60,943	3.053	2,009	0.517
Maximum	9.110	94,026	5.000	3,437	0.549
Minimum	4.100	42,317	1.800	1,237	0.439

It should be borne in mind that the target prices published by financial analysts do not necessarily reflect the current listing prices of the shares of Santander and Banesto. Such estimates are subject to uncertainties, such as the future financial evolution of the companies or future market conditions.

As a result of the above it would result a range of possible exchange ratios from 0.439 to 0.549 Santander shares for every Banesto share, range that therefore does not include the exchange ratio of 0.633 Santander shares for every Banesto share provided in the Draft Terms, but it should be observed that in any case the target price of analysts, by its very nature, does not take into account circumstances such as the synergies that would be achieved in a corporate transaction as the merger.

(C)	Comparable listing prices

Also taken into account has been the valuation method using multiples of various companies that are comparable to Santander and Banesto, using the adjusted price book value valuation multiple, as it is considered to be more appropriate in the Spanish current market environment. To do this, it has been estimated the impact of the application of a stress test similar to that carried out by Oliver Wyman in last September for the Spanish banks over Banesto’s capital.

	Santander		Banesto
	Euros per share	Value in euros (millions)	Euros per share	Value in euros (millions)	Implicit Exchange ratios
Average	5.557	57,355	2.921	2,008	0.526
High	6.454	66,613	4.168	2,865	0.646
Low	5.091	52,545	2.279	1,567	0.448

(1)	Price calculated applying the price book value multiple of comparable banks to the book value of Santander and Banesto. In the case of Banesto, its book value has been adjusted applying similar criteria to those applied by Oliver Wyman (adverse scenario) in the stress test carried out last September 2012.
(2)	Comparables used: Caixabank, Sabadell, Popular, and Bankinter in the case of Banesto; and HSBC, BNP Paribas, and BBVA in the case of Santander.

As a result of the above, it would result a range of possible exchange ratios from 0.448 to 0.646 Santander shares for every Banesto share, range that therefore includes the exchange ratio of 0.633 Santander shares for every Banesto share provided in the Draft Terms.

(D)	Precedent transactions

The valuation method based on comparable precedent transactions that have recently taken place in Spain has also been considered in calculating the implied value of Banesto, taking into account the prices at which the aforementioned transactions have been completed and the premium/discount that they represented with regard to the listing prices at the time of the transaction. The selection of precedents for use excluded those transactions for which public assistance was received (for example, asset protection schemes). Specifically, the integrations of Caixabank with Banca Cívica, of Banco Popular with Banco Pastor, and of Banco Sabadell with Banco Guipuzcoano have been taken into account.

		Euros per share	Value in euros (millions)	Implicit Exchange ratios
	Average value	3.209	2,206	0.544
Banesto	High	3.917	2,692	0.664
	Low	2.661	1,829	0.451

As a result of the above, it would result a range of possible exchange ratios from 0.451 to 0.664 Santander shares for every Banesto share, range that therefore includes the exchange ratio of 0.633 Santander shares for every Banesto share provided in the Draft Terms.

(E)	Dividend discount model

Finally, the dividend discount model has been used in order to assess the value in use of the companies. Such method consist on calculating the value of a company based in the present value of future dividends that such company may pay once its annual capital needs have been covered. It has been used to this as a basis the existing business plans.

Taking the above into account, this method would provide a value for Banesto of 4,917 million euros and a value for Santander of 115,348 million euros and an exchange ratio of 0.640 Santander shares for every Banesto share, which is very close to the exchange ratio of 0.633 Santander shares for every Banesto share provided in the Draft Terms.

5.	IMPACTS OF THE MERGER ON SHAREHOLDERS, CREDITORS, AND EMPLOYEES

5.1	Impacts on Shareholders

As a result of the Merger, Banesto shareholders will cease to have such status and will become shareholders of Santander. This will be achieved through the allotment of Santander shares to Banesto shareholders (other than Santander) in proportion to their respective participation in Banesto’s share capital, in accordance with the agreed exchange ratio. The exchange shall be carried out on the terms set forth in the preceding sections 3.2.2 (D) and 3.2.2 (E).

For Banesto shareholders, the Merger involves the assignment, on a par with the existing Santander shareholders, of the rights and duties corresponding thereto under law and the Bylaws from the time the Merger becomes effective.

5.2 Impacts on Creditors

The merger by absorption of Banesto by Santander will involve the transfer in favour of Santander, by universal succession and in a single act, of all of Banesto’s assets, rights, and obligations. The obligations Santander has entered into with its creditors prior to the Merger shall remain unaltered. Banesto’s legal relationships, including those that it has entered into with its creditors, shall remain in force despite their transfer to Santander. Therefore, Santander will become the debtor under the obligations that Banesto has incurred to its creditors.

With the publication of the announcements of the Merger resolution, the creditors of Santander and Banesto whose credit rights meet the requirements established in section 44 of the Structural Modifications Act may, within a period of one month, exercise their right of opposition on the terms set forth in the aforementioned section 44.

5.3	Impacts on Employees

With relation to the impact of the Merger on employment, section 12.1 of the Draft Terms establishes that, pursuant to the provisions of section 44 of the Restated Text of the Statute of Workers Act (Ley del Estatuto de los Trabajadores), Santander shall become subrogated to the labour rights and obligations of the employees of Banesto and Banif.

The entities participating in the Merger shall comply with their obligations to provide information to, and, if applicable, to consult with the legal representatives of the workers of each entity, in accordance with the provisions of labour regulations. Notice of the Merger shall also be given to public agencies where appropriate, and in particular to the General Social Security Revenue Office (Tesorería General de la Seguridad Social).

The Draft Terms state that the optimisation of the network resulting from the Merger will entail a reduction in the number of employees, which would take place progressively through relocation to other units of the Santander Group, both in Spain and abroad, naturally-occurring turnover of the work force, and incentivised redundancies.

It is also stated for the record that, in any event, the integration of employees shall take place with respect for applicable legal provisions in each case, especially with respect to the rights of the representatives of the workers to information and consultation, holding relevant meetings and negotiations with them to allow for the development of such employee integration with the greatest possible consensus among the parties. In this regard, Santander and Banesto have held meetings with the employees’ main trade union representatives regarding the Merger, as a result of which, on 15 January, a protocol labour agreement was signed with the trade union representatives of 89.31% of Santander’s employees and 93.20% of Banesto’s employees, which will be effective for 3 years and establishes the principles and basic rules that will govern the reorganisation and rationalisation processes to take place following the Merger.

*    *    *

This Report has been prepared by the directors of Santander in accordance with section 33 of the Structural Modifications Act.

ANNEX 1

Fairness Opinion Issued by Deutsche Bank, S.A.E. for the Board of Directors of Santander

The Board of Directors

Banco Santander, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid

Spain

-9 January 2013-

Dear Sirs:

Deutsche Bank, S.A.E. (“Deutsche Bank”) is acting as financial advisor to Banco Santander, S.A. (“Red”) in connection with the proposed merger (the “Merger”) of Banco Español de Cŕedito, S.A. (“Blue”) with and into Red pursuant to the terms and conditions to be set forth and agreed in a merger agreement (Proyecto Común de Fusión) to be entered into between Red and Blue (the “Merger Agreement”). Deutsche Bank has, with Red’s permission, assumed for the purposes of rendering its opinion contained in this letter, that the Merger Agreement will provide that, among other things, Blue will be merged by absorption into Red and each shareholder of Blue will, upon completion of the Merger in accordance with its terms, exchange each outstanding ordinary share of Blue (the “Blue Shares”), for 0.633 ordinary shares of Red (the “Red Shares”) (the “Exchange Ratio”).

Blue is a quoted company listed in the Madrid Stock Exchange (Mercado Continuo). As of the date of this letter, Red owns, directly or indirectly, approximately 88.99% of Blue’s issued and outstanding share capital at the date of this letter.

Red has requested Deutsche Bank to provide an opinion addressed to the board of directors of Red (the “Board”) as to whether the Exchange Ratio proposed is fair, from a financial point of view, to Red.

In connection with Deutsche Bank’s role as Fairness Opinion provider to Red, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Blue and Red and has performed certain analyses of other information furnished to it by Red. Deutsche Bank has also held discussions with members of the senior management of Red regarding the business and prospects of Red and Blue.

In addition, Deutsche Bank has: (i) reviewed the financial aspects of certain selected merger and acquisition transactions which Deutsche Bank has considered comparable to the Merger; (ii) reviewed certain historical and projected financial information of Blue (including, but not limited to, analyses and forecasts of certain estimated cost savings, operational efficiencies, revenue effects and financial synergies expected by Red to be achieved as a result of the Merger (collectively the “Synergies”)) provided by the management of Red and approved by the management of Red for use by Deutsche Bank for the purposes of rendering its opinion (the “Projections”); (iii) reviewed the reported prices and trading activity for Blue Shares and Red Shares; (iv) to the extent publicly available, compared certain financial and stock market information for Blue and Red with similar information for certain selected companies which Deutsche Bank has considered comparable to Red and Blue and whose securities are publicly traded; (v) reviewed an estimation of the results of Oliver Wyman’s stress test of Blue provided by Red (the “OW Stress Test Results”); (vi) reviewed a draft of the Merger Agreement (Proyecto Común de Fusión) dated as of 9 January 2013 provided by Red (the “Draft Merger Agreement”); and (vii) performed such other studies and analyses and considered such other factors as it deemed appropriate.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods commonly used for these types of analyses. The analyses performed by Deutsche Bank were prepared solely for the purpose of enabling

Deutsche Bank, Sociedad Anónima Espãnola - R. M. de Madrid, Tomo 28100, Libro 0, Folio 1, Sección 8, Hoja M506294, Inscripción 2, C.I.F. A-08000614

Deutsche Bank to provide its opinion to the Board as to the fairness, from a financial point of view, of the Exchange Ratio to Red and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Deutsche Bank has not assumed responsibility for, and has not independently verified, any information, whether publicly available or furnished to it, concerning Blue or Red, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for the purposes of its opinion, Deutsche Bank has, with Red’s permission, assumed and relied upon the accuracy and completeness of all such information (including, without limitation, the Stress Test Results, the Projections and the Synergies). In addition, Deutsche Bank has not had discussions with the management of, or conducted due diligence with respect to, Blue other than its review of certain publicly available information related to Blue. Accordingly, for the purposes of its opinion, Deutsche Bank has, with Red’s permission, assumed that there is no non-public information with respect to Blue not made available to Deutsche Bank that would, or would reasonably be likely to, have an adverse impact on the price of the ordinary shares of Blue.

Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent valuation or appraisal of any of the assets or liabilities (including any contingent, derivative, or off-balance sheet assets and liabilities), of Blue or Red or any of their respective affiliates, nor has Deutsche Bank evaluated the solvency or fair value of Blue or Red under any applicable law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections, including, without limitation, those contained in the Projections and the Synergies, made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with Red’s permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Red. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such financial information, forecasts and projections or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank has assumed with Red’s permission that the Merger will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Red and its advisors with respect to such issues. Representatives of Red have informed Deutsche Bank, and Deutsche Bank has further assumed, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the Draft Merger Agreement Deutsche Bank has reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board and is not a recommendation to the holders of the Red Shares to accept or reject the Merger. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to Red, and is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on financial, economic, market and other conditions, and the information made available to Deutsche Bank, as of the date hereof. Red has not asked Deutsche Bank to, and this opinion does not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Red, nor does it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Red to engage in the Merger. In addition, Deutsche Bank does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any potential compensation payable to or to be received as a result of the Merger by any of the officers, directors, or employees of any parties to the Merger, or any class of such persons. This opinion does not address the prices at which the shares of Blue or Red or other securities will trade following the announcement or consummation of the Merger.

Deutsche Bank will be paid a fee for its services as financial advisor to Red, which is contingent upon delivery of this letter. Red has also agreed to indemnify Deutsche Bank against certain liabilities in connection with its engagement In this letter, Deutsche Bank AG and its subsidiaries are referred to as the “DB Group”. One or more members of the DB Group has, from time to time and as at the date hereof, provided investment banking, commercial banking (including extension of credit) and other financial services to Blue and Red or their respective affiliates for which it has received compensation. In the ordinary course of their business, members of the DB Group may actively trade in the securities and other instruments and obligations of Blue or Red for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of this opinion, Deutsche Bank has not considered any information that may have been provided to it in those capacities or in any other capacity than fairness opinion provider.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Red.

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank. Notwithstanding the foregoing, this opinion may, if required by law, regulation or any competent regulatory authority, be included in any disclosure document filed by Red with applicable securities regulatory authorities with respect to the Merger (including, but not limited to, the Comisión National del Mercado de Valores), provided it is reproduced in full, and that any description of or reference to Deutsche Bank in such disclosure document is in a form reasonably acceptable to Deutsche Bank and its legal advisers.

Yours faithfully,

DEUTSCHE BANK, S.A.E.

ANNEX 5

Report issued by the Board of Directors of Banesto on the Draft Terms of Merger

REPORT OF THE DIRECTORS

of

BANCO ESPAÑOL DE CRÉDITO, S.A.

regarding the

COMMON DRAFT TERMS OF MERGER

between

BANCO SANTANDER, S.A.

(transferee)

and

BANCO ESPAÑOL DE CRÉDITO, S.A.

(transferor)

Madrid, 18 February 2013

1	INTRODUCTION

1.1	The Board of Directors of Banco Santander, S.A. (“Santander”) and Banco Español de Crédito, S.A. (“Banesto”), in meetings held by each on 9 January 2013, drafted and executed the common draft terms of the merger by absorption of Banesto by Santander (respectively, the “Draft Terms” and the “Merger”).

As stipulated in article 32 of Spanish Law 3/2009, of 3 April, on structural modifications of mercantile companies (the “Structural Modifications Act”), a copy of the Draft Terms has been available on the corporate website of Santander (www.santander.com) since 9 January 2013 and on that of Banesto (www.banesto.es/webcorporativa) since 10 January 2013.

The fact that the Draft Terms had been uploaded onto the corporate websites of Banesto and Santander was published in the Official Journal of the Mercantile Registry on 17 and 18 January 2013, respectively, expressly referring in both instances to the corporate websites of Banesto and Santander and the dates on which the Draft Terms were uploaded onto each site.

1.2	Under the terms of article 33 of the Structural Modifications Act, the directors of Santander and of Banesto, i.e., their respective Boards of Directors, have each to prepare reports outlining and justifying in detail the legal and financial aspects of the Merger, specifically referencing the exchange ratio and any specific valuation complexities, as well as the implications of the Merger for their respective shareholders, creditors and employees.

1.3	In light of the foregoing, the Board of Directors of Banesto has approved this report on the Common Draft Terms of Merger (the “Report”).

1.4	The Report comprises five sections:

1.4.1	the first section addresses the strategic rationale for the transaction;

1.4.2	the second section, more descriptive in nature, addresses the legal aspects of the transaction and overviews the contents of the Draft Terms;

1.4.3	section three refers to the financial terms of the Merger, specifically the exchange ratio and the valuation methods used to determine the relative fair values of Santander and Banesto;

1.4.4	section four deals with the implications of the Merger for the shareholders, creditors and employees of Banesto; and

1.4.5	the fifth and final section presents the Report’s conclusions.

2	MERGER RATIONALE

2.1	As indicated in the Draft Terms, the Boards of Directors of Santander and Banesto have decided, at the proposal of Santander, to sponsor a merger between the two companies. This initiative should be viewed in the context of the ongoing and far-reaching restructuring of the Spanish financial system, which is driving a sharp drop in the number of players and the creation of larger-scale entities, in turn sparked by the erosion of sector profitability in the past five years as a result of the contraction in margins (which has prompted a deterioration in cost-efficiency despite cost-cutting) and a cyclically-high provisioning effort.

2.2	Against this backdrop, the merger by absorption of Banesto by Santander will: (i) result in efficiency gains across the group of companies of which Santander is the parent (the

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“Santander Group” or the “Group”) by maximising economies of scale; and (ii) reinforce the Group’s presence in Spain, by paving the way for selective market share growth under a single trademark.

2.2.1	As for the efficiency improvements, the merger is expected to result in: (i) the integration of the two parties’ corporate structures into a single corporate centre and management structure; (ii) integration of both entities’ middle office structures; and (iii) full integration of the entities’ back offices, IT systems and operations. The operational integration of Santander and Banesto is expected to be complete within one year.

As a result of the above, the branch networks will be streamlined, albeit at a slower pace than overall market rationalisation, paving the way for market share gains.

The pre-tax synergies deriving from the merger into Santander of the businesses of Banesto and Banco Banif, S.A. Unipersonal are estimated at approximately €520 million per annum, from year three following the merger, broken down as follows:

(i)	Cost synergies: €30 million in technology, €69 million in property, €32 million in operations, €8 million in advertising and brand image and €27 million in other expenses, which, coupled with a reduction in depreciation and amortisation charges in the amount of €16 million, translate into total estimated savings of approximately €183 million.

Elsewhere, the gradual reduction in the Group’s headcount in Spain over the three-year period is expected to yield pre-tax savings of approximately €237 million.

Overall, cost synergies are estimated at approximately €420 million.

(ii)	Revenue synergies: the use of a single trademark and the new business structure, designed to leverage Banesto’s traditional strengths, such as its SME and corporate office businesses, underpin a reasonable estimation for revenue synergies of approximately €100 million.

2.2.2	In terms of reinforcing the Santander Group’s position in Spain, the Merger will result in the leveraging of a single trademark across a more powerful network of approximately 4,000 branches nationwide, all sharing the same corporate identity, enabling the provision of a broader range of products and higher standard of customer service. The Merger will result in a nationwide network with a balanced market share and one of the strongest brands in the international financial system.

The enlarged Group’s market share is expected to increase from an average 11% in 2012 to 13% in 2015, increasing from 14% today to 16% in 2015 in deposits. The interest margin is also expected to widen by around 30 basis points in three years.

In short, the Group’s ultimate goal is to achieve a return on tangible equity (ROTE) of between 12% and 15% in the business in Spain.

2.3	Banesto’s shareholders will benefit from the enhanced strength of the new entity and, in the future, in their capacity as shareholders of Santander, the abovementioned synergies. Moreover, these synergies are largely factored into the Merger exchange ratio (0.633 Santander shares for every Banesto share). This exchange ratio implies a significant premium over Banesto’s share price before the Merger was announced.

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2.4	The Merger presents several other benefits for Banesto’s shareholders:

2.4.1	They will become shareholders of Santander, a diversified international group with a presence in high-growth markets.

2.4.2	As a result of this, considering Santander’s traditional dividend payout, Banesto’s shareholders can expect to benefit from higher remuneration via dividends in the years to come once they become shareholders of Santander.

2.4.3	Santander’s significant trading liquidity (it is one of the most liquid stocks in Europe) contrasts with that of Banesto, a pure-play Spanish stock with a reduced free float (Banesto is 88.99%-owned by Santander) whose average daily trading volumes are substantially lower than those of Santander.

3	LEGAL ASPECTS OF THE MERGER AND MERGER PROCEDURE

3.1	Transaction structure: merger by absorption

The legal structure chosen to integrate the businesses of Santander and Banesto is that of a merger, on the terms provided for in articles 22 et seq. of the Structural Modifications Act.

It is expected to take the form of the merger by absorption of Banesto (transferor) by Santander (transferee), with the dissolution of the former without going into liquidation and the transfer of all its assets and liabilities to the latter, which will acquire, by universal succession, all of the rights and obligations of Banesto.

As a result of the Merger, the shareholders of Banesto other than Santander will receive in exchange shares of Santander on the terms and conditions laid down in the Draft Terms.

The implications of the Merger for the shareholders and creditors of Banesto are outlined in detail in sections 5 and 0 below, respectively.

3.2	Analysis of the legal aspects of the Merger

The Draft Terms have been drawn up in keeping with the provisions of articles 30 and 31 of the Structural Modifications Act and, therefore, include minimum content stipulated in these articles. The Draft Terms also address other issues (aspects other than those legally stipulated which the Boards of Directors of Santander and Banesto have deemed opportune on account of their significance).

There follows detailed analysis of the legal aspects of the Merger:

3.2.1	Identification of the parties to the Merger

As required by article 31.1 of the Structural Modifications Act, section 3 of the Draft Terms identifies the companies involved in the Merger by noting the registered names, legal forms and registered office addresses of the transferor (Banesto) and transferee (Santander).

The companies’ indentifying details also include the registration data of Santander and Banesto in the company registers of Santander and Madrid, respectively, and their tax identification numbers.

3.2.2	Merger exchange ratio

(i)	Exchange ratio

As required by article 31.2 of the Structural Modifications Act, section 5.1 of the Draft Terms states the Merger exchange ratio.

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The ratio for the exchange of Santander shares for shares of Banesto, determined on the basis of the fair value of their respective assets, will be 0.633 Santander shares, each with a par value of €0.5, for every Banesto share, each with a par value of €0.79. No additional cash consideration is contemplated.

Section 0 of this Report analyses the Merger exchange ratio.

(ii)	Methods for servicing the exchange

Section 5.2 of the Draft Terms states that Santander will swap shares held as treasury stock for Banesto shares. Accordingly, the Merger will not entail any equity issuance on the part of Santander.

(iii)	The shares to be exchanged

All outstanding shares of Banesto will be exchanged for shares of Santander, with the exception, as provided for in article 26 of the Structural Modifications Act, of the shares of Banesto owned by Santander and those held by Banesto as treasury stock, which will be cancelled.

It is hereby noted that, as of 31 December 2012, Banesto held, through its subsidiary DUDEBASA, 4,982,936 shares, representing 0.7249% of its share capital, as treasury stock.

It is further noted that as of that same date, Santander owned 88.2102% of Banesto’s share capital directly and another 0.7873% indirectly, through its wholly-owned subsidiary Cántabro Catalana de Inversiones, S.A.

(iv)	Exchange procedure

Also in keeping with the provisions of article 31.2 of the Structural Modifications Act, the procedure by which Banesto shares will be exchanged for shares of Santander is summarised in section 5.3 of the Draft Terms and will take place as follows:

(a)	once (i) the Merger has been approved at the General Meetings of shareholders of Santander and Banesto, the documentation referred to in article 41.1 c) et seq. of Royal Decree 1310/2005, of 4 November, filed with the Comisión Nacional del Mercado de Valores (Spain’s securities market regulator, hereinafter the “CNMV”); (ii) the conditions precedent itemised in section 16 of the Draft Terms have been met; and (iii) the merger deed has been registered with the Mercantile Registry of Santander, the shares of Banesto will be exchanged for shares of Santander.

(b)	The exchange will take place as from the date indicated in the announcements to be published in one of the most widely-read newspapers in Cantabria and Madrid, respectively, and in the Official Journals of the Spanish stock exchanges and in the Official Journal of the Mercantile Registry. Santander will act as agent to this end, as will be stated in the abovementioned announcements.

(c)

the exchange of the shares of Banesto for shares of Santander will be cleared through the entities participating in Spain’s central clearing counterparty house (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.,

4

hereinafter “Iberclear”) that are depositories thereof, in keeping with the procedures established for the book-entry system in accordance with the provisions of Royal Decree 116/1992, of 14 February, and applying the provisions of section 117 of Legislative Royal Decree 1/2010, of 2 July, enacting the consolidated text of the Corporate Enterprises Act (the “Corporate Enterprises Act”), to the extent applicable.

(d)	Banesto shareholders holding a number of shares that will not entitle them to a whole number of Santander shares under the agreed exchange ratio may acquire or sell shares so that the exchange ratio will result in a whole number of Santander shares. Any such sale or purchase decisions shall be made by each shareholder individually;

(e)	without prejudice to the foregoing, as is noted in the Draft Terms, the parties to the Merger have a agreed to appoint an odd-lot agent with a view to facilitating the exchange for such Banesto shareholders. The plan is for Santander Investment Bolsa, Sociedad de Valores, S.A., acting on behalf of Santander, to act as odd-lot agent following the procedure outlined in section (f) below (the “Odd-Lot Agent”); and

(f)	as a result of the Merger, the shares of Banesto will be cancelled.

(v)	Odd-lot acquisition procedure

(g)	Considering that the exchange ratio established in the Draft Terms translates into the delivery in unit terms of one Santander share for every 1.579778831 Banesto shares held, at the end of the last day of trading in Banesto’s shares on the Spanish stock exchanges, every shareholder of Banesto who, in keeping with the above figure and as a result of his or her overall shareholding in Banesto, is not entitled to receive a whole Santander share (by virtue of holding only one Banesto share) or is entitled to receive a whole number of Santander shares but would be left with a remnant number of Banesto shares that do not entitle him or her to an additional Santander share (an “Odd Lot”), may sell their Odd Lots to the Odd-Lot Agent.

By way of example, a Banesto shareholder who owns 50 shares would be entitled to receive 31.65 Santander shares (50 x 0.633). As a result, he or she would receive 31 Santander shares and would still be entitled to another 0.65 Santander shares. This fraction of a Santander share is equivalent to 1.02685624 Banesto shares (0.65 x 1.579778831). These 1.02685624 Banesto shares would constitute the Odd Lot that would be acquired by the Odd-Lot Agent at the price established in section 0 below.

As will be noted in the market announcement specifying the exchange procedure, it shall be understood that each Banesto shareholder will avail of this odd-lot acquisition system. Any shareholders that decide voluntarily not to avail thereof and do not round out their positions as provided for in section 0(c) above and that are entitled to a fraction of a Santander share will receive, under the joint ownership regime, the portion of a Santander share corresponding to that fraction.

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(h)	The acquisition price for Odd Lots will be that resulting from multiplying the Odd Lot by the arithmetical average of the weighted average price of Banesto shares on the continuous market on the Spanish stock exchange (SIBE for its acronym in Spanish) on the three prior trading sessions.

(i)	The Odd-Lot Agent will acquire the odd-lot shares remaining in positions outstanding on the last day of trading in Banesto shares on the Spanish stock exchanges.

(j)	The shares or fractions of shares of Banesto so acquired by the Odd-Lot agent will not be exchanged for Santander shares, as provided for in article 26 of the Structural Modifications Act.

3.2.3	Ancillary obligations, special rights securities other than those representing capital

Section 6 of the Draft Terms expressly states, for the purposes of sections 31.3 and 31.4 of the Structural Amendments Act, that there are no ancillary obligations, special preferred shares or persons holding special rights, other than those conferred by simple share ownership, at either Santander or Banesto, to which end it is not necessary to confer any special rights or offer any class of options.

It is further noted that the Santander shares delivered to Banesto’s shareholders as a result of the Merger will not grant the latter any special rights.

3.2.4	Benefits extended to independent experts and/or directors

No benefits whatsoever will be extended to the independent expert appointed in connection with the Merger or to the directors of Santander or Banesto (disclosure required under article 31.5 of the Structural Modifications Act).

3.2.5	Date from which the shares to be delivered under the exchange offer will carry the right to participate in the profits of Santander

Section 8 of the Draft Terms establishes that the Santander shares delivered to Banesto shareholders under the exchange offer will grant their new holders, as from the date on which they are delivered, the right to participate in the profits of Santander on the same terms as the rest of Santander shares outstanding on that date.

As noted in section 4.2.2 of this Report, the shareholders of Banesto will not be entitled to participate in the Santander scrip dividend contemplated for April/May 2013.

With these disclosures, section 8 of the Draft Terms complies with the provisions of article 31.6 of the Structural Modifications Act.

3.2.6	Date of effectiveness for accounting purposes

As required in article 31.7 of the Structural Modifications Act, section 9 of the Draft Terms establishes 1 January 2013 as the date on which Banesto transactions will be deemed to have taken place on behalf of Santander for accounting purposes.

It is further stated for the record that the retroactive accounting effect so determined complies with the requirements of the Spanish General Chart of Accounts enacted by Royal Decree 1514/2007, of 16 November.

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3.2.7	Amendments to Santander’s bylaws

As required under article 31.8 of the Structural Amendments Act, it is noted in the Draft Terms that the Merger is not expected to result directly in the amendment of any of Santander’s bylaws.

3.2.8	Valuation of the assets and liabilities of Banesto to be transferred

Section 11.3 of the Draft Terms, in compliance with the provisions of article 31.9 of the Structural Modifications Act, notes that as a result of the Merger, Banesto will be dissolved without going into liquidation and its assets and liabilities will be transferred to Santander and that these assets and liabilities will be recognised in Santander’s accounting records at the amounts at which they would be carried, pro forma for the transaction, in the consolidated annual financial statements of the Group, as of the date of the Merger for accounting purposes, i.e., 1 January 2013.

3.2.9	Annual financial statements

Section 11.2 of the Merger Terms notes that, for the purposes of article 31.10 of the Structural Modifications Act, the Merger terms were determined on the basis of the annual financial statements of the merging parties for the year ended 31 December 2012.

3.2.10	Possible consequences of the Merger on employment and on gender balance in the governing bodies and any impact on corporate social responsibility

Section 12 of the Draft Terms outlines the possible consequences of the Merger on employment, its potential impact on gender balance in the governing bodies and any impact on corporate social responsibility, thereby complying with the provisions of article 31.11 of the Structural Modifications Act.

Section 5 of this Report deals with the implications of the Merger for the shareholders, creditors and employees of Banesto.

3.2.11	Other noteworthy disclosures in the Draft Terms

In addition to the minimum disclosures required by law, the Draft Terms address other matters which the Boards of Directors of Santander and Banesto, which have designed and planned the Merger, deem worthy of disclosure on account of their significance. These issues are the following.

(i)	Appointment of an independent expert

It was deemed opportune to note in section 13 of the Draft Terms that the Boards of Directors of Santander and Banesto have opted, pursuant to article 34.1 of the Structural Modifications Act, to ask the Mercantile Registry of Santander (in which Santander is registered) to appoint an independent expert to draw up a single report on the Draft Terms, as provided for in article 34 of the Structural Modifications Act and articles 338 and 349.2 of the Mercantile Registry Rules.

(ii)	Banesto Merger Committee

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Section 14 of the Draft Terms notes that the said Terms are the result of an analytical and decision-making process carried out by the governing bodies of both Santander and Banesto.

In the case of Banesto, this analysis was entrusted to an ad hoc Board committee vested with advisory and reporting powers whose main purpose was to spearhead and oversee the analytical and decision-making process in respect of the Merger.

This committee (whose incorporation was notified to the CNMV on 19 December 2012 as significant event filing number 178,973) comprises three independent directors (José Luis López Combarros, Juan Antonio Sagardoy Bengoechea and Carlos Sabanza Teruel) and was called the “Merger Committee”.

In performing its duties, the Merger Committee was assisted by its appointed financial advisors (Goldman Sachs International and Barclays) and outside legal counsel (Linklaters).

(iii)	Tax regime

Section 15 of the Draft Terms notes that the Merger will be carried out under the special tax regime provided for in Chapter VIII, Title VII of Legislative Royal Decree 4/2004, of 5 March, which enacts the consolidated text of the Corporate Income Tax Act, and section 3 of additional provision two thereof, as well in section 45, paragraph I. B.) 10. of Royal Legislative Decree 1/1993, of 24 September, enacting the consolidated text of the Property Transfer and Stamp Duty Tax Act.

It further notes that the tax authorities will be formally notified of the application of this tax regime within three months of registration of the merger deed and on the terms provided for in applicable regulations.

(iv)	Conditions precedent

The Merger’s close, as noted in section 16 of the Draft Terms, is subject to the following conditions precedent:

(a)	authorisation by Spain’s ministry for the economy for the merger by absorption of Banesto by Santander, pursuant to the provisions of section 45.c) of the Banking Act of 31 December 1946; and

(b)	any other authorisation required on account of the businesses of Banesto or any of its subsidiaries from the Bank of Spain, the CNMV or any other regulatory or supervisory body.

3.3	Further details on the legal procedure implied by the merger by absorption

For a better understanding of how the Merger will unfold, it is worth pinpointing and outlining the key transaction milestones, in chronological order, noting the main applicable legal provisions.

3.3.1	Approval and execution of the Draft Terms

Under the law, the mandatory starting point for a Merger process is the preparation by the directors of the intervening parties of common draft terms of merger (articles 30 et seq. of the Structural Modifications Act).

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The Draft Terms analysed in this Report, which outlines the structure of the transaction, was approved and ratified by the Boards of Directors of Santander and Banesto at meetings held by each on 9 January 2012. However, as noted in the Draft Terms document itself, it was not witnessed by the directors of Banesto who perceived that they were potentially conflicted. As a result of their perceived potential conflicts of interest, these directors did not deliberate or vote on the Draft Terms, without prejudice to which they have all expressed their positive assessments of the transaction.

3.3.2	Independent expert report on the Draft Terms

In keeping with the provisions of article 34 of the Structural Modifications Act and articles 338 and beyond of the Mercantile Registry Rules, on 11 January 2013, Santander and Banesto jointly applied to the Mercantile Registry of Santander asking it to appoint a common independent expert to issue a single report on the Draft Terms.

The Mercantile Registry appointed BDO Auditores, S.L. on 16 January 2013. On 18 February 2013, BDO Auditores, S.L. issued its report on the Draft Terms as required. Its report will be made available to Banesto’s shareholders, along with this Report, on the occasion of the call to the General Meeting at which the Merger will be submitted for approval.

3.3.3	Directors’ report on the Draft Terms

As stipulated in article 33 of the Structural Modifications Act, the directors of Banesto have prepared this Report outlining and justifying in detail the legal and financial aspects of the Merger, specifically referencing the exchange ratio, as well as the implications of the Merger for its shareholders, creditors and employees.

Similarly, as required by this same legislative article, on 18 February 2013, Santander approved a report providing its rationale and explanation for the Draft Terms.

3.3.4	Prospectus-equivalent documentation

The offer of shares by Santander to Banesto’s shareholders to service the exchange ratio will not require the publication of a prospectus but rather the presentation before the CNMV of the document with “equivalent information” referred to in article 41.1.c) of Royal Decree 1310/2005. This document will be made available to the shareholders in due course on the CNMV’s website (www.cnmv.es).

3.3.5	Calls to the General Meetings of shareholders of Santander and Banesto

The Board of Directors of Banesto today to call its ordinary General Meeting for 21 March 2013. The meeting will take place in Madrid.

The Board of Directors of Santander has also agreed to call its ordinary General Meeting for 22 March 2013 (in anticipation that the quorum for holding the meeting on 21 March on first call will not be met).

The agenda included in the call notice for the General Meeting of Banesto shareholders includes the following item in respect of the Merger:

“Examination and approval, as warranted, of the Common Draft Terms of Merger between Banco Español de Crédito, S.A. and Banco Santander, S.A., and

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examination and approval, if appropriate, of the Merger Balance sheet, the balance sheet as of 31 December 2012. Approval of the merger by absorption of Banco Español de Crédito, S.A. into Banco Santander, S.A., the attendant dissolution of Banco Español de Crédito, S.A., and the transfer, by universal succession, of all its assets and liabilities to Banco Santander, S.A. Subjection of the Merger to the special tax regime provided for in chapter VIII, Title VII of the consolidated text of the Corporate Income Tax Act.”

In turn, and as provided for in the Draft Terms, the agenda for Santander’s General Meeting also includes the deliberation and, if appropriate, approval of the agreements for the merger by absorption of Banesto by Santander.

The documents listed in section 3.4 below will be uploaded onto the corporate websites of Santander and Banesto from when their respective shareholder meeting call notices are published.

3.3.6	Merger agreements and notice publications

In keeping with article 40 of the Structural Modifications Act, the Merger must be approved by the shareholders of Santander and Banesto at their respective General Meetings, in strict observance of the Draft Terms.

When and if the agreement for the merger of Banesto into Santander is approved, the text of the agreement will be published in the Official Journal of the Mercantile Registry and in one of the most widely-read newspapers of each of Cantabria and Madrid, as required under article 43 of the Structural Modifications Act.

The related notices will expressly state: (a) the right of the shareholders and creditors of Santander and Banesto to obtain the full text of the agreement adopted and a copy of the merger balance sheet; and (b) creditors’ right to contest the agreement.

As provided for in article 44 of the Structural Modifications Act, the publication of the last of the announcements will trigger the start of the prescribed one-month period during which the creditors and bondholders of Santander and Banesto whose credit claims arose before the date on which the Draft Terms were uploaded onto the corporate websites of Santander and Banesto (and which have not matured as of that same date) can oppose the Merger, until their claims are duly guaranteed, so long, in the case of the bondholders, as the Merger has not been approved at the corresponding bondholder assembly. Creditors whose claims are already duly secured shall not be entitled to oppose the Merger.

3.3.7	Notarisation and registration of the merger deed

Once the corresponding merger agreements have been ratified, the pertinent notices published and the legally stipulated period has elapsed without any creditors exercising their right to oppose the Merger, or, if warranted, once the amounts owed to the opposing creditors have been settled or duly guaranteed, the merger deed will be notarised.

Prior to registration of the merger deed, the deed will be annotated with the Madrid Mercantile Registry entry stating that there are no registry-related obstacles to registering the proposed Merger. The merger deed will then be presented before the Mercantile Registry of Santander for registration and the Mercantile Registry of Madrid will be asked to cancel the registration entries corresponding to Banesto.

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3.3.8	The exchange

Once the merger deed has been registered in the Mercantile Registry of Santander, Banesto’s shares will be exchanged for shares of Santander, on the terms provided for in the Draft Terms and in sections 0 and ¡Error! No se encuentra el origen de la referencia. of this Report.

3.4	Information on the proposed transaction

In keeping with article 39 of the Structural Modifications Act, the following documents will be uploaded onto Banesto’s corporate website, for downloading and printing as required, before the call to Banesto’s General Meeting of shareholders is published:

(i)	the Draft Terms;

(ii)	this Report and the report of the directors of Santander on the Draft Terms;

(iii)	the independent expert report;

(iv)	the annual financial statements and management reports of Santander and Banesto for the last three years, along with the corresponding audit reports. The balance sheets of Santander and Banesto corresponding to the annual financial statements for the year ended 31 December 2012, which will be used as the merger balance sheets;

(v)	the prevailing bylaws of Santander and Banesto; and

(vi)	the identity of the directors of Santander and Banesto, itemising the dates they first took office.

It is hereby noted, for the purposes of the provisions of article 39.7 of the Structural Modifications Act, that, as noted in section 10 of the Draft Terms and section 3.2.7 of this Report, the bylaws of Santander will not be amended in any way as a result of the Merger.

In keeping with the provisions of article 518 of the Corporate Enterprises Act and its enacting regulations, the draft General Meeting resolutions, along with their rationale and any director reports required to this end, and any others decided by the Board of Directors, will also be available for download, from the dates of the respective call notices, on the corporate websites of Santander (www.santander.com) and Banesto (www.banesto.es/webcorporativa).

4	FINANCIAL ASPECTS OF THE DRAFT TERMS

4.1	Merger balance sheets, annual financial statements and modifications

Section 11.1 of the Draft Terms specifies that the balance sheets of Santander and Banesto at 31 December 2012 will serve as the merger balance sheets for the purposes of article 36.1 of the Structural Modifications Act.

These balance sheets were authorised for issue by the entities’ respective Boards of Directors on 28 January 2013 (in the case of Santander) and today (in the case of Banesto); they have been duly verified by the financial statement auditor (Deloitte, S.L. in both instances) and will be submitted to the entities’ shareholders in General Meeting for approval before they are asked to adopt the merger agreement itself.

Also, for the purposes of article 31.10 of the Structural Modifications Act, section 11.2 of the Merger Terms notes the Merger terms were determined on the basis of the annual financial statements of Santander and Banesto for the year ended 31 December 2012, the financial year of these entities coinciding with the calendar year.

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4.2	Exchange ratio

As indicated in section 5 of the Draft Terms, the ratio for the exchange of Santander shares for shares of Banesto is 0.633 Santander shares, each with a par value of €0.5, for every Banesto share, each with a par value of €0.79. No additional cash consideration is contemplated.

4.3	Rationale for the exchange ratio

4.3.1	Methodology and justification for the premium implicit in the exchange ratio

The exchange ratio, as stipulated in article 25 of the Structural Modifications Act, was determined on the basis of the fair value of the assets of Santander and Banesto.

Both Santander and Banesto are listed companies. Accordingly, as indicated in the Draft Terms, the starting point for determining the respective fair values and, ultimately, the exchange ratio, was the share price of each entity at the close of trading on 14 December 2012, the last trading session before the Merger was first announced.

On that day, Santander’s shares closed at a price of €5.90, while Banesto’s shares closed at €2.99. Accordingly, the agreed-upon exchange ratio, using these prices as reference, values Banesto’s shares at €3.73, implying a premium for Banesto’s shareholders relative to the market price on that date of 25%. As noted in the Draft Terms, this premium is justified by: (a) the synergies that will be generated by the integration of both entities (referred to in section 1 of this Report); (b) the fact that Banesto shareholders will not receive the scrip dividends which Santander shareholders will receive (in January/February and April/May 2013) as the Merger is not expected to close until May; and (c) the fact that Banesto is not expected to pay any dividends, among other factors.

4.3.2	Opinion of the financial advisors

Barclays and Goldman Sachs International, as Banesto’s financial advisors, have provided the Board of Directors with their fairness opinions with respect to the consideration, resulting from the agreed-upon exchange ratio, to be received by the shareholders of Banesto other than Santander and its Group companies and affiliates under the scope of the Merger. According to these opinions, the agreed-upon exchange ratio is fair from a financial standpoint for the shareholders of Banesto other than Santander and its Group companies and affiliates. These fairness opinions will be made available to Banesto’s shareholders, along with this Report, on the occasion of the call to the General Meeting at which the Merger is to be submitted for approval.

Meanwhile, Deutsche Bank, S.A.E., in its capacity as Merger financial advisor to Santander, has provided Santander’s Board of Directors with its fairness opinion, in which it states that the exchange ratio is fair for Santander’s shareholders from a financial perspective.

4.3.3	Valuation cross-checking

The Board of Directors of Banesto, advised by its Merger Committee, which was in turn advised by Goldman Sachs International and Barclays, has analysed several

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alternative valuation methods, such as those itemised below, which reinforce the thesis that the agreed exchange offer is fair from the standpoint of Banesto’s minority shareholders.

A.	Share price performances

The tables below indicate Banesto’s and Santander’s share prices at the close of trading on 14 December 2012 and during the 12 months prior to the Merger announcement (average prices during the month, three months, six months prior to the announcement) and the exchange ratios implied by those price benchmarks.

Banesto	14/12/12	1 M	3 M	12 M
Market value (€ millions)	2,055	1,923	1,980	2,088
Average price (€)	2.99	2.80	2.88	3.03

Source: Bloomberg, as of 14 December 2012

Santander	14/12/12	1 M	3 M	12 M
Market value (€ millions)	60,895	59,760	59,863	54,599
Average price (€)	5.90	5.79	5.80	5.29

Source: Bloomberg, as of 14 December 2012

	Exchange ratios implied by the above-listed prices
Date	Santander share price	Banesto share price	Implied exchange ratio
12 months	5.29	3.03	0.573
3 months	5.80	2.88	0.496
1 months	5.79	2.80	0.483

What this analysis shows is that the exchange ratio agreed (0.633 Santander shares for every Banesto share) is more favourable for Banesto’s shareholders than the exchange ratio implicit in the relative average share prices of Banesto and Santander during the month, three months and 12 months prior to the date on which the Merger was first announced.

In this section, the relative share price performances were analysed at several cut-off points during the 12 months prior to the Merger announcements as the Board of Directors believes that it only makes sense to verify the exchange ratio using relatively recent share prices.

B.	Comparable multiple analysis

Another valuation method that leads to a similar conclusion is the comparison of relative valuations (trading multiples) for a selection of listed companies deemed comparable to Santander and Banesto, respectively.

Again, taking share prices as of 14 December 2012, as comps for Banesto, Spanish banks such as Sabadell, Bankinter, Caixabank and Banco Popular

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and, in the case of Santander, international banks such as Lloyds, Unicredit, HSBC, BNP Paribas and BBVA and multiples such as price/book value (PBV), price/earnings (P/E) or the regression of projected returns versus PBV, the results once again suggest that the exchange ratio agreed is fair from the perspective of Banesto shareholders.

C.	Analyst target prices

The agreed-upon exchange ratio was also cross-checked against the target prices for the respective shares set by equity analysts in their research reports. On the basis of 16 recent research reports covering Banesto and 22 in the case of Santander, the average resulting target prices would imply an exchange ratio of 0.517 Santander shares for every Banesto share.

D.	Comparable M&A transaction premiums

Lastly, the premiums paid over market prices in M&A transactions (whether or not strict mergers) involving listed companies in Spain that were sponsored by the controlling shareholder (a shareholding of over 30%) were also analysed. Over the last 15 years, the premium paid over the average share price for the 90 days prior to the date on which the transaction was announced has averaged 23.3%.

4.3.4	Final considerations

Based on the foregoing, the Board of Directors of Banesto hereby states its belief that the exchange ratio is fully justified and is fair for the shareholders of Banesto, specifically shareholders other than Santander. As noted above, Barclays and Goldman Sachs International have provided the Board of Directors with their respective fairness opinions, stating that the agreed-upon exchange ratio is fair from a financial standpoint for the shareholders of Banesto other than Santander and its Group companies and affiliates. Moreover, the independent expert appointed by the Mercantile Registry of Santander, referred to in section 0 above, has also vouched for the reasonableness of the exchange ratio.

5	IMPLICATIONS OF THE MERGER FOR THE SHAREHOLDERS, CREDITORS AND EMPLOYEES OF BANESTO

5.1	Implications for the shareholders

As a result of the Merger, Banesto’s shareholders will cease to be such, becoming shareholders of Santander. This transfer will take the form of the allocation of Santander shares to the shareholders of Banesto other than Santander in proportion to their respective shareholdings in Banesto, in accordance with the exchange ratio. The exchange offer shall follow the course outlined in sections 0 and ¡Error! No se encuentra el origen de la referencia. above and, accordingly, does not require any special action on the part of Banesto shareholders.

When the Merger closes, Banesto will be dissolved and will merge into Santander; as a result, its current system of corporate governance will be dismantled. The bylaws governing Santander (and which will, therefore, govern the relations between the former shareholders of Banesto and those of Santander) will be those, subject to amendments ratified, if any, at the ordinary General Meeting of shareholders of Santander at which the Merger is approved, currently prevailing, as per Santander’s corporate website (www.santander.com), a copy of which was attached as an appendix to the Draft Terms.

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Lastly, note that the Merger implies the assumption by Banesto shareholders of the same legally-mandated and bylaw-stipulated rights and duties as apply to Santander’s current shareholders, from when the Merger closes.

5.2	Implications for the creditors

Banesto’s legal agreements, which encompass those entered into with its creditors, will remain in force, even though legal title will pass to Santander. Accordingly, Santander will become the debtor on any obligations assumed by Banesto vis-à-vis its creditors. The obligations assumed by Santander with its creditors prior to the Merger will remain intact.

Lastly, note that from the date on which of the last of the merger agreement announcements is published, the creditors and bondholders of Santander and Banesto whose credit claims arose before the date of uploading the Draft Terms onto the corporate websites of Santander and Banesto (and which have not matured as of that same date) may, during a period of one month, oppose the Merger, on the terms provided for in article 44 of the Structural Modifications Act, until their claims are duly guaranteed, so long, in the case of the bondholders, as the Merger has not been approved at the corresponding bondholder assembly. Creditors whose claims are already duly secured shall not be entitled to oppose the Merger.

5.3	Implications for employees

Section 12.1 of the Draft Terms provides that, pursuant to the provisions of article 44 of the consolidated text of the Workers’ Statute, enacted by Legislative Royal Decree 1/1995, of 24 March, which governs transfers of business undertakings, Santander will assume the labour rights and regulations of Banesto’s employees.

It is further noted that the parties to the Merger will comply with their obligations to provide information to and, if warranted, consult the legal representatives of the workers of each entity, in keeping with prevailing labour regulations. They further undertake to notify the pertinent authorities, specifically the Social Security Revenue Office.

The Draft Terms also indicate that the integration of the organisational structures of Santander and Banesto and the streamlining of the enlarged entity’s branch network will imply headcount reductions, which are expected to take place gradually, by means of relocation to other Santander Group business units in Spain and abroad, natural attrition and paid leave through retirement.

The Draft Terms further state that the process of integrating the two workforces will respect all applicable legal procedures, particularly in relation to employees’ right to receive information and the entities’ obligation to consult the employees’ representatives, to which end they will hold the corresponding meetings and negotiations with a view to maximising consensus with respect to workforce integration matters. Against this backdrop, Santander and Banesto have already been in talks with the unions representing the majority of their respective employees in connection with the Merger. As a result, on 15 January, union officials representing 89.31% of Santander’s unionised employees and 93.20% of those of Banesto signed a labour agreement protocol. This three-year protocol establishes the basic principles and rules that will govern the restructuring and rationalisation processes to take place in the wake of the Merger.

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6	CONCLUSIONS

The opinion of the Board of Directors of Banesto, for the reasons outlined throughout this Report, can be summed up as follows:

(a)	The Merger between Santander and Banesto referred to in the Draft Terms analysed in this Report is beneficial for both entities and, by extension, for their respective shareholders.

(b)	The exchange ratio proposed in the Draft Terms is justified and is fair for the shareholders of Banesto, specifically shareholders other than Santander. Barclays and Goldman Sachs International have provided the Board of Directors with their respective fairness opinions, stating that the agreed-upon exchange ratio is fair from a financial standpoint for the shareholders of Banesto other than Santander and its Group companies and affiliates. The independent expert appointed by the Mercantile Registry of Santander, has also vouched for the reasonableness of the exchange ratio.

Madrid, 18 February 2013

Final note:

Consistent with their stance in respect of the vote on the Draft Terms, and upholding best practices in corporate governance matters, the proprietary directors of Banesto appointed at the behest of Santander (Antonio Basagoiti García-Tuñón, Matías Rodríguez Inciarte, José María Fuster Van Bendegem, Juan Guitard Marín and José García Cantera), one external director classified as neither independent nor proprietary because he is simultaneously a director of a Santander Group company (Luis Alberto Salazar-Simpson Bos) and the executive directors (Javier San Félix and Juan Delibes Liniers) all abstained from deliberating and voting on this Report based on the perceived potential conflict of interest. All of them, however, have expressed their positive opinion of the Merger. This Report was approved unanimously by the remaining directors.

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH. IN THE EVENT OF DISCREPANCY, THE SPANISH-LANGUAGE VERSION SHALL PREVAIL

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ANNEX 6

Report issued by BDO Auditores, S.L., as independent expert appointed by the Commercial Registry of Cantabria, on the Draft Terms of Merger

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

INDEPENDENT EXPERT’S REPORT IN RESPECT OF THE COMMON DRAFT TERMS OF MERGER BETWEEN BANCO SANTANDER, S.A. (ABSORBING COMPANY) AND BANCO ESPAÑOL DE CRÉDITO, S.A. (ABSORBED COMPANY)

1.	INTRODUCTION

2.	OBJECTIVES AND SCOPE OF THE WORK

3.	DESCRIPTION OF THE COMMON DRAFT TERMS OF MERGER

4.	VALUATION METHODS FOLLOWED FOR DETERMINING THE EXCHANGE RATIO

5.	OUR WORK PROCEDURES

6.	SPECIAL VALUATION DIFFICULTIES

7.	CONCLUSIONS

APPENDIX: COMMON DRAFT TERMS OF MERGER APPROVED BY THE BOARDS OF DIRECTORS OF BANCO SANTANDER, S.A. AND BANCO ESPAÑOL DE CRÉDITO, S.A.

BDO Auditores, S.L., sociedad limitada española, es miembro de BDO International Limited, una compañía limitada por garantía del Reino Unido y forma parte de la red internacional BDO de empresas independientes asociadas.

BDO es la marca comercial de la red BDO y para todas sus firmas miembro.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	2

To the Boards of Directors of Banco Santander, S.A. and Banco Español de Crédito, S.A.:

1.	INTRODUCTION

For the purposes of section 34 of Law 3/2009 of 3 April on Structural Modifications of Mercantile Companies (hereinafter, the “Structural Modifications Act”) and sections 340 and 349 of the Commercial Registry Regulations with our appointment as independent expert by Mrs. Emilia Tapia Izquierdo, Commercial Registrar for Cantabria, we are issuing on 18 February 2013, this independent expert’s report in respect of the Common Draft Terms of Merger (hereinafter, also the “Draft Terms of Merger” or the “Draft Terms” of the companies Banco Santander, S.A. (hereinafter, “Banco Santander” or “the Absorbing Company”) and Banco Español de Crédito, S.A. (hereinafter, “Banesto” or “the Absorbed Company”) (hereinafter, jointly, “the Companies”), approved by both of the Boards of Directors on 9 January 2013.

In accordance with section 34.1 second paragraph, this report is the sole independent expert’s report on the Draft Terms of Merger.

2.	OBJECTIVES AND SCOPE OF OUR WORK

In accordance with the request from the Commercial Registry of Cantabria and other legislation, the scope of our work has consisted of the review of the Draft Terms of Merger, attached as Appendix to this report, and of all of the documentation put at our disposal related with this, to conclude if the exchange ratio of the shares held by shareholders in the Absorbed Company with shares in the Absorbing Company is justified, what were the methods followed for establishing this, whether such methods are appropriate, with an indication of the values obtained and any special valuation difficulties, if exists.

As Banco Santander will be covering the exchange of Banesto shares with treasury shares that it holds and so, therefore, there will not be a share capital increase by Banco Santander for this purpose, it is not necessary within the scope of our work to make a statement on the corporate assets contributed by the company being extinguished.

We have to mention that our work is independent in nature and, therefore, does not suppose any recommendation to the Companies’ Boards of Directors, to the Shareholders’ General Meeting or to third parties on the position they should take with regard to the planned merger operation or any other transactions by the Companies, or on the effects these might have for them. Our work does not have as its objective the analysis of the advisability of the Companies’ business strategies or the reasons for these.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	3

3.	DESCRIPTION OF THE COMMON DRAFT TERMS OF MERGER

3.1.	Identification of the companies involved

The following are the identification details for the Companies:

•	Absorbing Company

•

Banco Santander is a Spanish credit institution, registered with the Bank of Spain’s Register of Banks and Bankers under number 0049, it has its registered office in Santander, at Paseo de Pereda numbers 9-12, tax identification number A-39.000.013 and registered in the Santander Commercial Registry in sheet number 286, folio 64, 5th book of companies.

•

Banco Santander’s share capital amounts to 5,269,341,572.5 Euros, divided into 10,538,683,145 shares each with a nominal value of 0.50 euros, represented by book entries, totally subscribed and paid up and admitted to trading on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges through the Market Interconnection System (Continuous Market).

•	Absorbed Company, which is to be extinguished due to the absorption:

•

Banesto is a Spanish credit institution of Spanish nationality, registered with the Bank of Spain’s Register of Banks and Bankers under number 0030; it has its registered address in Madrid, Avda. Gran Vía de Hortaleza number 3, tax identification number A-28,000,032 and registered in the Madrid Commercial Registry in volume 36 for companies, folio 177, sheet number 1.595.

•

Banesto’s share capital amounts to 543,035,570.42 euros, divided into 687,386,798 shares each with a nominal value of 0.79 euros, represented by book entries, totally subscribed and paid up and admitted to trading on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges through the Market Interconnection System (Continuous Market).

3.2.	The context and purpose of the merger

On 17 December 2012 Banco Santander informed that its Board of Directors had agreed to propose to Banesto a merger by absorption of Banesto by Banco Santander. On 19 December 2012 the Board of Directors of Banesto published its intention of starting a study of this merger.

The Boards of Directors of Banco Santander and Banesto at their respective meetings held on 9 January 2013 prepared and signed the Draft Terms of Merger regarding the merger by absorption of Banesto by Banco Santander.

The Draft Terms of Merger were prepared and approved by the Companies’ Boards of Directors and signed by their members (with the exceptions indicated therein) in accordance

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	4

with the provisions of sections 30 et seq. of the Structural Modifications Act. The Draft Terms of the Merger have been included in the Companies’ websites since 9 January 2013 for Banco Santander and 10 January 2013 for Banesto, from which they can be downloaded and printed.

For the purposes of sections 33 et seq. of the Structural Modifications Act, the members of the Companies’ Boards of Directors must prepare the reports on the Draft Terms of Merger in which, in accordance with the provisions of those sections, they will explain and justify the Draft Terms in detail in their legal and economic aspects, with a special reference to the exchange ratio.

The Draft Terms of Merger are to be submitted for approval at the General Shareholders’ Meetings of Banesto and Banco Santander in compliance with the provisions of section 40 of the Structural Modifications Act, planned to be held on 21 March 2013 and 22 March 2013, respectively.

Additionally, as part of the integration process under the “Santander” brand of banking activity by Grupo Santander in Spain, the business of Banco Banif, S.A. Unipersonal (hereinafter “Banif”) will be integrated in a separate operation. This integration will also take place through the absorption of Banif by Banco Santander, the corresponding draft common terms of merger having been approved by the Boards of Directors of Banco Santander and Banif on 28 January 2013. These draft terms shall be subject to the approval of the shareholders at the same General Shareholders’ Meeting of Banco Santander to which the Draft Terms of Merger are submitted, but the approval thereof at a General Shareholders’ Meeting of Banif shall not be necessary, as the merger is special due to Banif being a company wholly owned by Banco Santander.

The merger by absorption of Banesto by Banco Santander occurs within the context of a profound restructuring of the Spanish financial system, which involves a major reduction in the number of institutions and the creation of larger institutions, given the need to optimise their income, margins and fees, normalise provisions and, in sum, improve efficiency.

According to the Draft Terms of Merger, the merger by absorption of Banesto by Banco Santander and the integration of Banif, the following objectives will be achieved:

•

An improvement in the Group’s efficiency through a structural modification that maximises the economies of scale: (i) a single corporate centre and a single management structure, (ii) integration of intermediate structures, and (iii) total integration of back offices, information technology systems, and operations. The synergies to be achieved with the integration of the Banesto and Banif businesses within Banco Santander are expected to be approximately 520 million euros before tax per year as from the third year following the merger.

•

The strengthening of Santander Group’s position in Spain through a national network with a balanced market share and with one of the strongest brands in the international financial system. In particular the merger will entail the existence of a single brand, with a more powerful network of approximately 4,000 branches throughout Spain, with the same corporate identity, providing a wider range of products and better quality of service.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	5

Additionally, as detailed in the Draft Terms of Merger, there will be important advantages resulting for the Companies’ shareholders:

•

Shareholders of Banesto become shareholders of Banco Santander, a diversified international group with a presence in high-growth markets, very liquid shares, an attractive remuneration policy and a firm strategy of creating value for shareholders. Banesto shareholders will also benefit, as Banco Santander shareholders, from the synergies arising from the merger.

•

For Banco Santander shareholders the transaction has a low execution risk and will create the important integration synergies. The merger is also expected to be positive from the earnings per share viewpoint.

3.3.	Bases for the merger

Upon the terms set forth in of section 22 et seq. of the Structural Modifications Act, the merger shall be accomplished, if approved by the respective Shareholders’ General Meetings, by means of the merger by absorption of Banesto by Banco Santander, with the termination by dissolution without liquidation of the former and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire by universal succession all of the rights and obligations of Banesto. As a consequence of the merger the shareholders of Banesto, other than Banco Santander, will receive Banco Santander shares in the exchange.

Section 11.1 of the Draft Terms of Merger specifies that for the purposes of section 36.1 of the Structural Modifications Act the merger balances are as of 31 December 2012 for Banco Santander and Banesto.

Banco Santander’s Board of Directors prepared such balance sheet in its meeting on 28 January 2013. Banesto Board of Directors prepared its merger balance sheet in its meeting held on 18 February 2013.

Banco Santander and Banesto’s balance sheets, duly verified by their auditors (Deloitte, S.L. in both cases), shall be submitted for approval at their respective General Shareholders’ Meetings at which a decision on the merger will be adopted, prior to the approval of the merger resolution itself.

Also, pursuant to section 31.10 of the Structural Modifications Act, section 11.2 of the Draft Terms of Merger states for the record that the conditions upon which the merger is undertaken have been determined taking into consideration the annual accounts of the merging companies for the financial year ended 31 December 2012, the merging companies’ financial years being the same as the calendar year.

Section 11.3 of the Draft Terms of Merger states, for section 31.9 of the Structural Modifications Act, that the assets and liabilities transferred by Banesto to Banco Santander are to be recorded in Banco Santander’s accounts at what will be the corresponding amount, once the transaction has been completed, in the group’s consolidated annual accounts at the date for the accounting effects of the merger.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	6

3.4.	Date of accounting effects and participations in profits of the new shareholders

The date of 1 January 2013 is established as the date from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Banco Santander.

Also, the shares delivered by Banco Santander to Banesto shareholders in order to cover the exchange shall give their holders the right, as from the date on which they are delivered, to participate in the profits of Banco Santander on the same terms as the other shares of Banco Santander outstanding at such date. As indicated in the Draft Terms of the Merger, Banesto shareholders will not have the right to participate in the Banco Santander Scrip Dividend (Santander Dividendo Elección) programmed for April/May 2013, the reference date of which is prior to the planned date for conclusion of the merger.

3.5.	Ancillary obligations, special rights, and securities other than those representing capital

As indicated in the Draft Terms, there are no ancillary obligations (prestaciones accesorias), special preferred shares, or persons with special rights at Banco Santander or Banesto other than simple ownership of the shares, for which reason there is no need to grant any special rights or offer any options.

The Banco Santander shares delivered to Banesto shareholders as a result of the merger will not give the holders thereof any special rights.

3.6.	Exchange ratio, method for satisfying the exchange and the shares eligible for exchange

The exchange ratio for the shares of Banco Santander and Banesto shares has been determined on the basis of the fair value of their assets and liabilities and shall be 0.633 shares of Banco Santander, each with a nominal value of 0.5 euros, for every Banesto share, each with a nominal value of 0.79 euros, without provision for any supplementary cash.

As set forth in the Draft Terms of Merger, Banco Santander will cover the exchange of Banesto shares with outstanding shares held as treasury shares, and will therefore not increase the share capital of Banco Santander.

The outstanding shares of Banesto shall form part of the exchange, except for those that may not be included by application of section 26 of the Structural Modifications Act, i.e. neither the shares owned by Banco Santander (including those acquired, if applicable, through the odd-lot agent) nor the Banesto shares held as treasury shares. As of 31 December 2012 Banesto held, through its subsidiary Dudebasa, S.A., 4,982,936 treasury shares, which represented 0.7249% of its capital.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	7

As set forth in the Draft Terms, as of 31 December 2012 Banco Santander was a direct shareholder of Banesto with 88.2102% of its share capital and, indirectly through its wholly-owned subsidiary Cántabro Catalana de Inversiones, S.A., a further 0.7873%.

3.7.	Conditions precedent

The effectiveness of the merger is subject to the following conditions precedent:

•	the authorisation from the Ministry of Economy and Competitiveness for the absorption of Banesto by Banco Santander, pursuant to the provisions of section 45.c) of the Banking Act of 31 December 1946.

•

the acquisition of the other authorisations that must be obtained from the Bank of Spain, the National Securities Market Commission, or any other governmental body or other supervisory entity by reason of the business activities of Banesto or its subsidiaries.

4.	VALUATION METHODS FOLLOWED FOR DETERMINING THE EXCHANGE RATIO

4.1.	Main valuation method applied by the Companies’ Boards of Directors

In accordance with section 25 of the Structural Modifications Act, the exchange ratio has been based on the fair value of the assets and liabilities of Banco Santander and Banesto.

In order to determine the fair value of the Companies’ assets and liabilities for the purpose of setting the exchange ratio, the reference method applied by the Boards of Directors was based on the Stock Exchange listing price, the use of which as valuation criterion is justified by being the criterion that is most commonly applied in mergers of listed companies and the method that tends to be considered as preferential in the determination of the fair value in the case of listed securities (by way of example, in section 504.2 of the Companies’ Act, for the purposes of determining the fair value of the shares to be issued in capital increases with exclusion of preferential subscription rights, which is presumed, unless stated to the contrary, to be that resulting from the listed share price).

With the application of the agreed reference method account has been taken of the Companies’ listing prices at the close of market on 14 December 2012, the trading day immediately prior to the first public notice of merger.

At the close of trading on 14 December 2012, the share price for Banco Santander was 5.90 euros, with that for the Banesto share being 2.99 euros. On these listed prices the agreed exchange ratio means valuing the Banesto shares at 3.73 euros per share, resulting in a premium offered to Banesto’s shareholders of 25% over the market price at that date.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	8

In determining the exchange ratio with the aforementioned premium over the listed price as of 14 December 2012 the Boards of Directors of Banco Santander and Banesto have considered the following aspects among others:

•	The synergies to be achieved with the merger of both Companies.

•

The fact that Banesto shareholders will not be able to receive the remuneration that Banco Santander shareholders will receive within the framework of the Banco Santander Scrip Dividend (Santander Dividendo Elección) programme in January/February and April/May 2013, in either cash or shares of Banco Santander, because it is expected that the merger will be completed in the month of May. Banesto does not plan to distribute any dividend.

According to the information included in the Draft Terms of Merger, Banco Santander contracted the services of Deutsche Bank, S.A.E. (hereinafter, “Deutsche Bank”) as financial adviser for the merger. In the performance of this contract and at the request of the Board of Directors of Banco Santander for its exclusive use, Deutsche Bank issued said Board with a fairness opinion on 9 January 2013, which stated that, from a financial point of view, the agreed exchange ratio is fair to Banco Santander.

On the other hand, Banesto contracted the services of Barclays Bank PLC (hereinafter, “Barclays”) and Goldman Sachs International (hereinafter, “Goldman Sachs”) as financial advisers in respect of the consideration that results from the agreed exchange ratio that is to be received by the shareholders of Banesto other than Banco Santander and the companies of its group and affiliates within the framework of the merger. In the performance of this contract and at the request of the Board of Directors for its exclusive use, Barclays and Goldman Sachs each issued fairness opinions to said Board, both dated 9 January 2013 stating that, from a financial point of view, the agreed exchange ratio is fair to the shareholders of Banesto other than Banco Santander and the companies of its Group and affiliates.

4.2.	Contrasting methods used by the Companies’ Boards of Directors

4.2.1.	Contrasting methods used by the Board of Directors of Banco Santander

The Board of Directors of Banco Santander, considered various methods for contrasting valuation of the fairness of the agreed exchange rate from Banco Santander’s viewpoint.

The following are the methods used:

a)	Historical listing prices

This analysis was based on determining the exchange ratio calculated on the basis of the implied value of the Companies resulting from taking the average of the listing prices for Banco Santander and Banesto for different periods of time prior to the announcement of the merger, as well as the number of shares in circulation at the date of the Draft Terms of Merger.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	9

As commented, the resulting estimated exchange ratios on the basis of Banesto and Banco Santander securities resulting under this method are as follows:

	Banco Santander		Banesto
Historical listing prices	Euros per share	Value in Euros (Million)	Euros per share	Value in Euros (Million)	Exchange Ratio
Average last month	5.79	59,760	2.80	1,923	0.483
Average last three months	5.80	59,863	2.88	1,980	0.497
Average last six months	5.49	56,663	2.63	1,808	0.479
Average last year	5.29	54,599	3.03	2,086	0.574
Average last three years	7.48	77,202	5.28	3,629	0.706

b)	Analysts’ target prices

This method consisted of determining the exchange ratio taking into account the Companies’ values that are implicitly estimated on the basis of the target prices assigned to the shares in the reports from market financial analysts published since 1 October 2012 and considering the number of shares in circulation at the date of the Draft Terms of Merger.

The following valuations for the Companies and implicit exchange ratios were derived using this method:

	Banco Santander		Banesto
Analysts’ target prices	Euros per share	Value in Euros (Million)	Euros per share	Value in Euros (Million)	Exchange Ratio
Median	5.98	61,669	3.08	2,117	0.515
Average	5.91	60,943	3.05	2,099	0.517
Maximum	9.11	94,026	5.00	3,437	0.549
Minimum	4.10	42,317	1.80	1,237	0.439

c)	Comparable listing companies

As valuation methodology for contrasting the agreed exchange ratio for the operation, an analysis was also made of the relative valuations (listing multiples) of companies that are comparable with Banco Santander and Banesto and currently listed, taking into consideration the price/book value (market capitalization / book value), this being considered to be more appropriate in the current Spanish market situation.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	10

Applying this methodology gives the following results for the Companies’ valuations and the implied exchange ratio:

	Banco Santander		Banesto
Comparable listing companies	Euros per share	Value in Euros (Million)	Euros per share	Value in Euros (Million)	Exchange Ratio
Average	5.56	57,355	2.92	2,008	0.526
Maximum	6.45	66,613	4.17	2,865	0.646
Minimum	5.09	52,545	2.28	1,567	0.448

d)	Precedent transactions

The valuation method based on comparable precedent transactions that have recently taken place in Spain has also been considered in calculating the implied value of Banesto, taking into account the prices at which the aforementioned transactions have been completed and the premium/discount that they represented with regard to the listing prices at the time of the transaction. The selection of precedents for use excluded those transactions for which public assistance was received (for example, asset protection schemes).

The following results were obtained using this methodology:

	Banco Santander		Banesto
Precedent transactions	Euros per share	Value in Euros (Million)	Euros per share	Value in Euros (Million)	Exchange Ratio
Average	5.90	60,895	3.21	2,206	0.544
Maximum	5.90	60,895	3.92	2,692	0.664
Minimum	5.90	60,895	2.66	1,829	0.451

e)	Dividend Discount Model

Finally, the dividend discount model was used to calculate the value in use of the Companies. This method consists of calculating the value of an entity on the basis of the present value of the dividends that the entity might pay once its capital needs for each year have been covered. The existing business plans were used as the basis for this.

Applying this method values in use were estimated for Banesto of €4,917 million and €115,348 million for Banco Santander, giving an exchange ratio of 0.640 Banco Santander shares for each Banesto share.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	11

4.2.2.	Contrasting methods used by the Board of Directors of Banesto

The Board of Directors of Banesto, with the support of the Merger Committee (created ad hoc in the Board of the Directors, as informational and consultative, with the main purpose of leading and supervising the investigation and decision-making process for the merger), has considered various methods for contrasting the fairness of the agreed exchange ratio from the viewpoint of Banesto’s minority shareholders.

The following are the methods used:

a)	Historical listing prices

This analysis was based on determining the exchange ratio calculated on the basis of the average listing prices for Banco Santander and Banesto for different periods of time prior to the announcement of the merger.

Under this method the following exchange ratios were the estimated for the respective listing prices for the Banesto and Banco Santander shares during the periods under consideration:

	Banco Santander	Banesto
Historical listing prices	Euros per share	Euros per share	Exchange ratio
Average last month	5.79	2.80	0.483
Average last three months	5.80	2.88	0.496
Average last year	5.29	3.03	0.573

b)	Comparable listing companies

As valuation methodology for contrasting the agreed exchange ratio for the operation, an analysis was also made of the relative valuations (listing multiples) of companies that are comparable with Banco Santander and Banesto and currently listed, taking into consideration for this analysis the multiples for price/book value, price/earnings and projected yield compared with price/book value.

The application of this method gives valuations that sustain the agreed exchange ratio.

c)	Analysts’ target prices

This method consisted of determining the exchange ratio from the target prices set out in reports from financial market analysts.

Applying this method, the resulting exchange ratio attributed respectively to the Banco Santander and Banesto shares, according with 22 and 16 recent analysis reports taken into account for these purposes, all prior to 14 December 2012 is 0.517 Banco Santander shares for each Banesto share.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	12

d)	Premiums in other operations

Finally, an analysis was made of the premiums over listed price in acquisition operations (whether or not mergers in the strict sense) for listed companies in Spain and also promoted by the majority shareholder (more than 30% of capital).

This analysis shows that over the last 15 years the premium by reference to the average listing price for the 90 days prior to the date the operation was announced amounted to an average of 23.3%.

5.	SCOPE AND PROCEDURES OF OUR WORK

Our work was carried out using the procedures described below:

•	Obtaining the following information:

•

Document requesting the appointment of independent expert filed on 11 January 2013 by Banco Santander with the Cantabria Commercial Registry with regard to the Draft Terms of Merger, dated 11 January 2013.

•	Common Draft Terms of Merger between Banco Santander and Banesto on 9 January 2013.

•	Certificate of the agreements passed by the Board of Directors of Banco Santander in its meeting held on 9 January 2013.

•	Certificate of the agreements passed by the Board of Directors of Banesto in its meeting held on 9 January 2013.

•	Minutes of the Banesto Board of Directors meetings held on 19 December 2012 and 9 January 2013.

•	Documents on economic justification for the exchange ratio provided by Banco Santander management.

•	Documents on economic justification for the exchange ratio provided by Banesto management.

•	Fairness opinion issued by Deutsche Bank, Banco Santander’s financial adviser, dated 9 January 2013.

•	Fairness opinions issued by Barclays and Goldman Sachs, Banesto’s financial advisers, dated 9 January 2013.

•	Internal presentation by Banco Santander with regard to the valuation analyses carried out for the purposes of contrasting the proposed exchange ratio.

•	Public presentation from Banco Santander dated December 2012 under the name “Merger of Banesto with Santander”.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	13

•	Individual and consolidated annual accounts, prepared by the Companies’ Boards of Directors for the financial year ended 31 December 2012.

•	The Companies’ audited interim financial statements, individual and consolidated, as of 30 June 2012.

•	The Companies’ audited annual accounts, individual and consolidated, for the financial year ended 31 December 2011.

•	Certain public statements, reserved statements and statements of own funds, individual and consolidated, for Banco Santander and Banesto corresponding to the financial years 2011 and 2012.

•	Long-term business plans and financial projections for the Banco Santander and Banesto, as well as the detail and main assumptions used.

•	Stock market analysts’ reports relating to Banco Santander and Banesto.

•	Stock market information relating the Companies’ historical listing prices.

•	Public stock market and financial information for comparable listed companies.

•	Public information relating to comparable precedent transactions.

•

Relevant facts sent by the Companies to the Stock Market National Commission on 17 December 2012 and 9 January 2013 relating to the announcement of the merger and the signing of the Draft Terms by the Boards of Directors respectively.

•	Any other public economic and financial information related with the Companies’ merger operation.

•	Other information considered to be of interest for the performance of our work.

•	Analysis and review of the information mentioned in the above section, taking into account the context and characteristics of the proposed merger.

•	Analysis and review of the valuation methodologies used by the Boards of Directors of Banco Santander and Banesto.

•	Analysis of the exchange ratio established in the Draft Terms of Merger based on the valuation assigned to both the Absorbed Company and the Absorbing Company.

•

Conversations and meetings held with the Companies’ managements, as well as with their financial advisers and auditors for the purpose of gathering other information considered to be of use in the performance of our work.

•

Contrasting the economic value of the Companies with the application of generally accepted valuation methodologies used in the valuation of financial institutions under the going concern criterion and taking into account the context and characteristics of the proposed merger.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	14

The methodologies considered are those listed below:

•	Historical listing prices.

•	Market analysts’ target prices.

•	Multiples of comparable listing companies.

•	Multiples of precedent transactions.

•	Dividend Discount Model.

•	Performance of a sensitivity analysis on the most significant variables that could affect the businesses of Banco Santander and Banesto and, thereby the values obtained.

•

Obtaining a letter signed by the Administrators or Directors with sufficient powers to represent each of the Companies in the arrangements related with their merger, confirming to the best of their knowledge and understanding that they have provided us with all of the information considered to be relevant for the preparation of our independent expert’s report and that there have been no important events that could substantially modify the agreed exchange ratio occurring between the date of the Draft Terms of Merger and the date of this report and which, therefore, could affect our conclusions.

6.	SPECIAL VALUATION DIFFICULTIES

We should mention that any valuation or valuation review work involves subjective interpretations and for estimates to be made for future events that are uncertain at the valuation date, it being generally accepted that no valuation method offers results that are totally exact and indisputable, but rather ranges in which the analysed value can be reasonably placed.

In works of this nature the scope of our work is based fundamentally on the analysis of the relative value of the Companies. In consequence, this work does not necessarily constitute an opinion on the absolute values used in determining the aforementioned exchange ratio and neither should it be considered as such.

One of the contrasting valuation methods used by the Administrators of Banco Santander has been the value in use based on the dividend discount model for the Companies’ shareholders. In this regard we should state that the results of its application do not necessarily lead to their possible fair value or market value. We should also point out that this valuation method is based on financial projections for the Companies’ dividends carried out by Banco Santander management and which, given the uncertainties inherent in any estimate of future events, may not materialise as defined, affecting there the results thereof.

The scope of our work has not included a review and evaluation of the accounting, tax, legal, employment or environmental situation of the Company or of its operational or any other

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	15

type of situation. Consequently, the risks derived from these situations, if any, have not been taken into consideration in carrying out our work and in the issue of the corresponding conclusions.

Our work has been based on the information provided mostly by the Companies as well as on information from public sources, on the assumption that this is complete and correct. BDO does assume or guarantee, whether expressly or implicitly, the veracity, accuracy and integrity of this information received and reflected in this document.

Part of our work was based on the individual and consolidated annual accounts prepared by the Board of Directors of the Companies, and will be audited previously of the approval of the Shareholders’ Meetings of the Companies. Our work has not considered any eventual adjustment that may derive form the result of the audit of those accounts, in any case.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	16

7.	CONCLUSIONS

In accordance with the bases of information and the work performed and with the exclusive purpose of complying with the provisions of section 34 of the Structural Modifications Act, sections 340 and 349 of the Commercial Registry Regulations and other applicable legislation, and subject to what is described in section 6 above, we consider that in the context of the merger being analysed, the exchange ratio proposed by the Companies’ Boards of Directors is justified and that the valuation methods used and the values arrived at with these are appropriate.

Our conclusion should be interpreted within the context of the scope of our examinations, without the possibility of any additional responsibility being derived to that related with the suitability of the valuation methods used and the proposed exchange ratio.

This report has been prepared exclusively for compliance with the provisions of section 34 of Law 3/2009 on Structural Modifications to Business Corporations and other applicable legislations, and so it may not be used for any other purpose.

BDO Auditores, S.L.

Eduardo Pérez
Partner

Madrid, 18 February 2013

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent expert’s report in respect of the Draft Terms of Merger between Banco Santander, S.A. and Banco Español de Crédito, S.A.	17

APPENDIX:

COMMON DRAFT TERMS OF MERGER APPROVED BY THE BOARDS OF DIRECTORS OF BANCO SANTANDER, S.A. AND BANCO ESPAÑOL DE CRÉDITO, S.A.

BDO Auditores, S.L., a Spanish limited company, is a member of BDO International Limited, a company limited by guarantee in the United Kingdom ands forms part of the international BDO network of associated independent firms.

BDO is the commercial brand for the BDO network and for all of its member firms.

Common Draft Terms of Merger

BETWEEN

BANCO SANTANDER, S.A.

(as absorbing company)

AND

BANCO ESPAÑOL DE CRÉDITO, S.A.

(as absorbed company)

Boadilla del Monte and Madrid, 9 January 2013

1.	INTRODUCTION

For purposes of the provisions of sections 30 and 31, et seq. of Law 3/2009 of 3 April, on Structural Modifications of Mercantile Companies (hereinafter, the “Structural Modifications Act”), the undersigned, in their capacity as members of the Board of Directors of Banco Santander, S.A. (“Santander”) and Banco Español de Crédito, S.A. (“Banesto”), respectively, prepare and sign these common draft terms of merger (proyecto común de fusion) (hereinafter, the “Draft Terms of Merger” or the “Draft Terms”), which shall be subject to the approval of the General Shareholders’ Meetings of Santander and Banesto in accordance with the provisions of section 40 of the Structural Modifications Act.

The integration of Banco Banif, S.A. (“Banif”) in Santander will be executed in a separate operation.

The text of the Terms is as follows.

2.	RATIONALE FOR THE MERGER

The merger by absorption of Banesto by Santander occurs within the context of a profound restructuring of the Spanish financial system, which involves a major reduction in the number of institutions and the creation of larger institutions.

In addition, the Spanish financial system has lost profitability over the last five years due to a drop in margins, which has adversely affected efficiency despite an improvement in costs, as well as to cyclically high provisions. In brief, the financial sector needs to optimise its income, margins, and fees, normalise provisions, and, in sum, improve efficiency.

Within this context, the merger by absorption of Banesto by Santander and the aforementioned integration of Banif will allow, on the one hand, for an improvement in the efficiency of the Group through a structural modification that maximises economies of scale and, on the other, for a strengthening of the position of the Santander Group in Spain, selectively increasing its market share under a single brand.

A)	Efficiency improvements can be achieved by integrating structures, through: (i) a single corporate centre and a single management structure, (ii) integration of intermediate structures, and (iii) total integration of back offices, information technology systems, and operations. The estimated time frame for operational integration of Santander and Banesto is one year. The foregoing will result in an optimisation of branches, albeit at a slower pace than that of the market, which will help to increase market share.

The synergies that are expected to be achieved with the transaction are approximately 520 million euros before taxes per year as from the third year following the merger, broken down as follows:

1.	Cost synergies: 30 million euros in technology, 69 million euros in real estate, 32 million euros in operations, 8 million euros in advertising and brand image, and 27 million euros in other expenses, which, together with an approximate saving of 16 million euros in amortisation and depreciation, would entail total savings of approximately 183 million euros.

Furthermore, pre-tax savings of approximately 237 million euros are expected from progressively reducing the Group’s personnel in Spain over three years.

Overall, cost synergies are expected to reach approximately 420 million euros.

2.	Revenue synergies: the goal is to improve income by approximately 100 million euros through the single brand and new business structure, leveraging the strength of Banesto’s traditional businesses such as SMEs and corporate offices.

B)	As regards strengthening the Group’s position in Spain, a national network with a balanced market share and one of the strongest brands in the international financial system will be achieved with the merger. In particular, the merger will entail the existence of a single brand, with a more powerful network of approximately 4,000 branches throughout Spain, with the same corporate identity, providing a wider range of products and better quality of service.

It is therefore expected that average market share in Spain will rise from 11% in 2012 to 13% in 2015, and in deposits will rise from 14% currently to 16% in 2015. It is also expected that the interest margin will increase by approximately 30 basis points in 3 years.

In sum, the goal of the Group is to achieve in three years a return on equity (ROTE) of between 12% and 15% on the business in Spain.

In other respects, the business improvements will be accompanied by advantages for the shareholders of Santander and Banesto:

•

Shareholders of Banesto become shareholders of Santander, a diversified international group with a presence in high-growth markets, very liquid shares, an attractive remuneration policy, and a firm strategy of creating value for shareholders. As will be detailed below, this conversion into shareholders of Santander will be accomplished pursuant to an exchange ratio of 0.633 shares of Santander for each share of Banesto, which is a very significant premium for Banesto shareholders taking into account the listing prices of both shares prior to publication of the merger initiative. Banesto shareholders will also benefit, as Santander shareholders, from the synergies arising from the merger.

•

For the shareholders of Santander, the transaction has low execution risk and will create significant synergies from integration (as stated, cost and income synergies are expected to reach approximately 520 million euros). The merger is also expected to be positive from the earnings per share viewpoint, with a 3% improvement by the third year.

3.	IDENTIFICATION OF COMPANIES INVOLVED

3.1	Description of Santander

Banco Santander, S.A. is a Spanish credit institution with a registered office at Paseo de Pereda, números 9 al 12, 39004 (Santander), holding tax identification number A-39000013, and is registered with the Mercantile Register of Santander at sheet 286 folio 64 book 5 on Companies, Entry 1, and with the Banks and Bankers Register of the Bank of Spain under number 0049.

The share capital of Santander is equal to 5,160,589,875 euros, divided into 10,321,179,750 shares, each with a nominal value of 0.50 euro, represented by book entry shares, fully subscribed and paid-up, and admitted to trading on the Madrid, Barcelona, Valencia, and Bilbao Stock Exchanges through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market).

3.2	Description of Banesto

Banco Español de Crédito, S.A. is a Spanish credit institution with a registered office at avenida Gran Vía de Hortaleza número 3, 28033 (Madrid), holding tax identification number A-28000032, and registered with the Mercantile Register of Madrid at volume 36 on companies, folio 177, page number 1,595, and with the Banks and Bankers Register of the Bank of Spain under number 0030.

The share capital of Banesto is equal to 543,035,570.42 euros, divided into 687,386,798 shares, each with a nominal value of 0.79 euro, represented by book entry shares, fully subscribed and paid-up, and admitted to trading on the Madrid, Barcelona, Valencia, and Bilbao Stock Exchanges through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market).

4.	STRUCTURE OF THE TRANSACTION

The legal structure chosen to integrate the businesses of Santander and Banesto is that of a merger, upon the terms set forth in sections 22, et seq. of the Structural Modifications Act.

The merger shall be accomplished by means of the acquisition of Banesto (absorbed company) by Santander (absorbing company), with the termination by means of dissolution without liquidation of the former and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire by universal succession all of the rights and obligations of Banesto (hereinafter, the “Merger”). The shareholders of Banesto other than Santander shall receive shares of Santander in exchange as a result of the Merger.

5.	MERGER EXCHANGE RATIO

5.1	Exchange Ratio

The exchange ratio for the shares of Santander and Banesto, which has been determined based on the fair value of their corporate assets, shall be 0.633 shares of Santander, each with a nominal value of 0.5 euro, for each share of Banesto, each with a nominal value of 0.79 euro, without provision for any supplemental cash remuneration.

This exchange ratio has been agreed to and calculated based on the methodologies that will be explained and for which a rationale will be provided in a report that the Board of Directors of Santander and Banesto will issue pursuant to the provisions of section 33 of the Structural Modifications Act.

The shares of both Santander and Banesto are listed on official securities markets. Therefore, in order to determine the fair value of the corporate assets of both companies, the directors of Santander and Banesto have considered, among other valuation methods, the stock exchange listing price of both companies at the close of trading on 14 December 2012 (the trading day immediately preceding the announcement of the transaction).

Taking into account that the shares of Santander at the close of trading on 14 December 2012 were listed at 5.90 euros per share, the agreed exchange ratio would value the shares of Banesto at 3.73 euros per share. Given that Banesto’s shares were listed at 2.99 euros per share on 14 December 2012, the exchange ratio represented a premium of 25% as of such date.

In determining the exchange ratio, with such premium over the market price on 14 December 2012, Santander and Banesto have taken the following aspects, among others, into account:

•	The synergies to be achieved with the Merger of both companies.

•

That Banesto’s shareholders will not be able to receive the remuneration that Santander’s shareholders will receive within the framework of the Santander Scrip Dividend (Santander Dividendo Elección) programme, in January/February and April/May 2013, in either cash or shares of Santander, because the Merger will be consummated in the month of May. It is not expected that Banesto will distribute any dividend.

Deutsche Bank, S.A.E, as the financial advisor of Santander for the Merger, has stated to the Board of Directors of the company in a fairness opinion that the agreed exchange ratio is fair, from a financial point of view, to Santander

Barclays Bank PLC and Goldman Sachs International Spanish Branch, as financial advisors for Banesto, have stated to the Board of Directors of such company their respective fairness opinions with respect to the remuneration which results from the agreed exchange ratio to be received by the shareholders of Banesto other than Santander and the companies of its group and affiliates within the framework of the Merger. According to such opinions, as of 9 January 2013 the agreed exchange ratio is fair from a financial viewpoint for the shareholders of Banesto other than Santander and the companies of its group and affiliates.

It is expressly stated that the proposed exchange ratio shall be subject to the verification of the independent expert appointed by the Mercantile Registry of Santander in accordance with the provisions of section 34 of the Structural Modifications Act.

5.2	Methods for Covering the Exchange

Santander shall cover the exchange of Banesto shares pursuant to the exchange ratio set forth in section 5.1 of these Draft Terms of Merger with treasury shares, and shall therefore not increase the share capital of Santander for that purpose.

In any event, by application of section 26 of the Structural Modifications Act, there shall be no exchange of either the Banesto shares owned by Santander or the Banesto shares held in treasury, which shall be cancelled. As of 31 December 2012, Banesto held, through its subsidiary DUDEBASA, 4,982,936 treasury shares, which represented 0.7249% of its share capital.

It is stated for the record that as of 31 December 2012 Santander directly held 88.2102% of the share capital of Banesto and indirectly held 0.7873% through its wholly-owned subsidiary Cántabro Catalana de Inversiones, S.A. It is expected that Santander will acquire the shares of Banesto held by Cántabro Catalana de Inversiones, S.A. prior to the effective date of the Merger. This transfer will allow the entirety of Santander’s interest in Banesto to be held directly, thus avoiding the generation of indirect treasury holdings as a result of the Merger.

5.3	Exchange Procedure

The exchange of the shares of Banesto for the shares of Santander shall occur once the Merger has been approved at the General Shareholders’ Meetings of Santander and Banesto, the equivalent documentation referred to in section 40.1 c), et seq. of Royal Decree 1310/2005 of 4 November has been submitted to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (hereinafter, the “CNMV”), the conditions precedent referred to in section 16 have been met, and the merger deed has been registered with the Mercantile Register of Santander.

The exchange shall take place as from the date indicated in the announcements to be published in one of the widely-circulated newspapers in the autonomous communities of Cantabria and Madrid, respectively, in the Official Gazettes (Boletines Oficiales) of the Spanish Stock Exchanges, and in the Official Gazette of the Mercantile Register. Santander shall act as agent for such purpose, which shall be indicated in the above-mentioned announcements.

The exchange of the shares of Banesto for shares of Santander shall be implemented through the Iberclear participants that are depositaries thereof in accordance with the procedures established for the book-entry system in accordance with the provisions of Royal Decree 116/1992 of 14 February, and with the application of the provisions of section 117 of the Companies Act (Ley de Sociedades de Capital), to the extent applicable.

Banesto shareholders holding a number of shares that will not give them a whole number of Santander shares under the agreed exchange ratio may acquire or transfer shares in order to exchange them in accordance with such exchange ratio. Without prejudice to the foregoing, the companies participating in the Merger shall establish mechanisms to facilitate the exchange by such Banesto shareholders, including the appointment of an “odd-lot agent”.

The shares of Banesto will be cancelled as a result of the Merger.

6.	ANCILLARY OBLIGATIONS, SPECIAL RIGHTS, AND RIGHTS OTHER THAN THOSE REPRESENTING CAPITAL

For purposes of sections 31.3 and 31.4 of the Structural Modifications Act, it is stated for the record that there are no ancillary obligations (prestaciones accesorias), special preferred shares, or persons with special rights at Santander or Banesto other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options.

The Santander shares delivered to Banesto shareholders as a result of the Merger will not give the holders thereof any special rights.

7.	BENEFITS EXTENDED TO INDEPENDENT EXPERTS AND TO THE DIRECTORS

With respect to section 31.5 of the Structural Modifications Act, it is stated that no benefits of any type will be extended to the independent expert that will participate in the Merger process, or to the directors of Santander or Banesto.

8.	DATE AS FROM WHICH THE HOLDERS OF SHARES DELIVERED IN EXCHANGE WILL HAVE THE RIGHT TO PARTICIPATE IN THE PROFITS OF SANTANDER

As from the date on which they are delivered, the shares delivered by Santander to Banesto shareholders in order to cover the exchange, all upon the terms set forth in section 5 above, shall give their holders the right to participate in the profits of Santander upon the same terms as the other shares of Santander outstanding on such date. It is hereby stated for the record that Banesto’s shareholders will not be entitled to the Santander Scrip Dividend (Santander Dividendo Elección) programme of April/May 2013, the record date of which is previous to the date in which the Merger will be consummated.

9.	DATE OF ACCOUNTING EFFECTS OF THE MERGER

1 January 2013 is established as the date from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Santander.

For appropriate purposes, it is stated for the record that the retroactive effect thus determined for accounting purposes is in accordance with the General Chart of Accounts (Plan General de Contabilidad) approved by Royal Decree 1514/2007 of 16 November.

10.	AMENDMENT OF THE BYLAWS OF SANTANDER

The Bylaws of Santander will not be amended as a result of the Merger. Therefore, upon completion of the Merger, Santander, as the absorbing company, will continue to be governed by its current Bylaws, the text of which appears on Santander’s corporate website (www.santander.com) (and a copy of which is attached to these Draft Terms of Merger as Annex 1 for purposes of the provisions of section 31.8 of the Structural Modifications Act).

Without prejudice to the foregoing, and independently of the Merger, the Board of Directors of Santander may, if applicable, include the proposed bylaw amendments that it deems appropriate in the agenda for the General Shareholders’ Meeting.

11.	MERGER BALANCE SHEETS, ANNUAL ACCOUNTS, AND VALUATION OF ASSETS AND LIABILITIES OF BANESTO TO BE TRANSFERRED

11.1	Merger Balance Sheet

For purposes of the provisions of section 36.1 of the Structural Modifications Act, the balance sheets of Santander and Banesto as of 31 December 2012 shall be deemed to be the merger balance sheets.

The merger balance sheets of Santander and Banesto, duly verified by their auditors, shall be submitted for approval of the General Shareholders’ Meetings of each of the companies that must decide on the Merger prior to the adoption of the Merger resolution itself.

11.2	Annual Accounts

For purposes of the provisions of section 31.10 of the Structural Modifications Act, it is hereby stated for the record that the terms upon which the Merger will be carried out have been determined taking into account the annual accounts of the merging companies for the financial year ended 31 December 2012.

Such annual accounts as well as the merger balance sheets referred to in section 11.1 above, as well as the other documents mentioned in section 39 of the Structural Modifications Act, shall be included in the websites of Santander and Banesto prior to the publication of the notice of meeting of the General Shareholders’ Meetings to decide on the Merger, with the ability to download and print them.

11.3	Valuation of Assets and Liabilities of Banesto to be Transferred

As a result of the Merger, Banesto shall be dissolved without liquidation, and its assets and liabilities shall be transferred en bloc to Santander.

For purposes of the provisions of section 31.9 of the Structural Modifications Act, it is hereby stated for the record that the assets and liabilities transferred by Banesto to Santander will be recorded on Santander’s books in the amount corresponding thereto, after the transaction has been implemented, in the consolidated annual accounts of the group as of the effective date of this Merger for accounting purposes, i.e. 1 January 2013.

12.	IMPACTS OF THE MERGER ON EMPLOYMENT, IMPACT ON GENDER WITHIN THE MANAGEMENT BODIES, AND IMPACT ON CORPORATE SOCIAL RESPONSIBILITY

12.1	Possible Impacts of the Merger with respect to Employment

Pursuant to the provisions of section 44 of the Restated Text of the Statute of Workers Act (Ley del Estatuto de los Trabajadores) approved by Royal Legislative Decree 1/1995 of 24 March, which governs transfers of undertakings, Santander shall subrogate to the labour rights and obligations of the employees of Banesto.

The institutions participating in the Merger shall comply with their obligations to provide information to and, if applicable, to consult with the legal representatives of the workers of each institution, in accordance with the provisions of labour regulations. Notice of the Merger shall also be given to public agencies where appropriate, and in particular to the General Social Security Revenue Office (Tesorería General de la Seguridad Social).

The integration of the organisations of Santander and Banesto and the optimisation of the network resulting from the Merger will entail a reduction in the number of employees, which will take place progressively through relocation to other units of the Santander Group, both in Spain and abroad, naturally-occurring turnover of the work force, and incentivised redundancies. In any case, the integration of employees shall take place with respect for applicable legal provisions in each case, especially with respect to the rights of the representatives of the workers to information and consultation, holding relevant meetings and negotiations with them to allow for the development of such employee integration with the greatest agreement possible among the parties.

12.2	Possible Impact on Gender within Management Bodies

It is not expected that the Merger will produce changes in the composition of Santander’s management body.

12.3	Impact of the Merger on Corporate Social Responsibility

It is expected that the Merger will not have an impact on Santander’s social responsibility policy.

13.	APPOINTMENT OF INDEPENDENT EXPERT

Pursuant to the provisions of section 34.1 of the Structural Modifications Act, the Boards of Directors of Santander and Banesto shall ask the Mercantile Register of Santander (where the absorbing company is registered) to appoint an independent expert to prepare a single report regarding these Draft Terms of Merger.

14.	BANESTO MERGER COMMITTEE

It is stated for the record that these Draft Terms of Merger are the result of a process of analysis and decision-making carried out by the management bodies of both Santander and Banesto. As regards the latter company, such analysis has been entrusted to an ad hoc informational and consultative committee within its Board of Directors, the main purpose of which has been to lead and protect the investigation and decision-making process for the sole purposes of this Merger.

This committee (the creation of which was the subject of a notice of significant event sent to the CNMV on 19 December 2012 (registration number 178,973)) is made up of three independent directors (José Luis López Combarros, Juan Antonio Sagardoy Bengoechea and Carlos Sabanza Teruel) and is called the “Merger Committee”.

15.	TAX REGIME

The Merger is subject to the tax regime established in chapter VIII of title VII of Royal Legislative Decree 4/2004 of 5 March approving the Restated Text of the Company Income Tax Act, and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of Royal Legislative Decree 1/1993 of 24 September approving the Restated Text of the Asset Transfer and Documentary Stamp Tax Act.

Notice of the choice of such tax regime shall be given to the Tax Authority within three months of the registration of the deed of merger, upon the terms established by the relevant regulations.

16.	CONDITIONS PRECEDENT

The effectiveness of the Merger is subject to the following conditions precedent:

(i)	The authorisation of the Ministry of Economy and Competitiveness for the absorption of Banesto by Santander, pursuant to the provisions of section 45.c) of the Banking Act of 31 December 1946.

(ii)	The acquisition of the other authorisations that must be obtained from the Bank of Spain, the National Securities Market Commission, or any other governmental or supervisory body by reason of the business activities of Banesto or subsidiaries thereof.

17.	COMPLIANCE WITH THE PUBLICATION AND INFORMATION OBLIGATIONS OF THE BOARD OF DIRECTORS OF SANTANDER AND BANESTO

In compliance with the provisions of section 32 of the Structural Modifications Act, these Draft Terms of Merger shall be included in the websites of Santander and Banesto. The fact of the inclusion of the Draft Terms in the websites shall also be published in the Official Gazette of the Mercantile Register, with a statement of the website of Santander (www.santander.com) and Banesto (www.banesto.es/webcorporativa), as well as the date of inclusion thereof.

The inclusion in the websites of Santander and Banesto and the publication of this fact in the Official Gazette of the Mercantile Register shall occur at least one month in advance of the date established for the holding of the General Shareholders’ Meetings to approve the Merger. The inclusion in the websites shall continue, at a minimum, for the time required by section 32 of the Structural Modifications Act.

In turn, it is stated for the record that, pursuant to the provisions of section 33 of the Structural Modifications Act, the Boards of Directors of Santander and Banesto shall each prepare a report explaining and providing a detailed rationale regarding the legal and financial aspects of the Draft Terms of Merger, with special reference to the share exchange ratio, to any particular valuation difficulties that may exist, and to the impact of the Merger on shareholders of the merging companies, and the creditors and employees thereof.

These reports, together with the other documents referred to in section 39 of the Structural Modifications Act, shall be included in the websites of Santander and Banesto prior to publication of the notice of the General Shareholders’ Meetings to decide on the Merger, with the ability to download and print them.

Finally, pursuant to the provisions of section 30.3 of the Structural Modifications Act, the Draft Terms of Merger shall be subject to the approval of the General Shareholders’ Meetings of Santander and Banesto within six months of the date of these Draft Terms, with the specific provisions that the General Meetings to which the Merger is submitted be the respective ordinary General Meetings and that they be held during the month of March 2013.

*      *      *

Pursuant to the provisions of section 30 of the Structural Modifications Act, the directors of Santander and Banesto, whose names appear below, sign and approve two specimens, identical in text and form, of these Draft Terms of Merger, which have been approved by the Boards of Directors of Santander and Banesto at their respective meetings held on 9 January 2013.

BOARD OF DIRECTORS OF SANTANDER

Emilio Botín-Sanz de Sautuola y García de los Ríos	Alfredo Sáenz Abad
Chairman	Second Vice-Chairman and Chief Executive Officer

Fernando de Asúa Álvarez	Matías Rodríguez Inciarte
First Vice-Chairman	Third Vice-Chairman

Manuel Soto Serrano	Ana Patricia Botín-Sanz de Sautuola y O’Shea
Fourth Vice-Chairman	Director

Francisco Javier Botín-Sanz de Sautuola y O’Shea	Lord Burns (Terence)
Director	Director

Vittorio Corbo Lioi	Guillermo de la Dehesa Romero
Director	Director

Rodrigo Echenique Gordillo	Esther Giménez-Salinas i Colomer
Director	Director

Ángel Jado Becerro de Bengoa	Abel Matutes Juan
Director	Director

Juan Rodríguez Inciarte	Isabel Tocino Biscarolasaga
Director	Director

Pursuant to the provisions of section 30 of the Structural Modifications Act, it is expressly stated for the record that the directors Ana Patricia Botín-Sanz de Sautuola y O’Shea, Francisco Javier Botín-Sanz de Sautuola y O’Shea, Lord Burns, Vittorio Corbo Lioi, Esther Giménez-Salinas i Colomer and Abel Matutes Juan were not physically present at the meeting of the Board of Directors of Santander at which these Draft Terms of Merger were approved, and were represented by Emilio Botín-Sanz de Sautuola y García de los Ríos, who, on their behalf and in accordance with the instructions thereof, voted in favour of the approval of these Draft Terms of Merger.

For this reason, the signatures thereof are missing from this document.

BOARD OF DIRECTORS OF BANESTO

Antonio Basagoiti García-Tuñón	Francisco Javier San Félix García
Chairman	Chief Executive Officer

José Luis López Combarros	Alfonso Líbano Daurella
Vice-Chairman	Director

Juan Antonio Sagardoy Bengoechea	Matías Rodríguez Inciarte
Director	Director

José Corral Lope	José María Fuster Van Bendegem
Director	Director

Juan Delibes Liniers	Juan Guitard Marín
Director	Director

Carlos Sabanza Teruel	Luis Alberto Salazar-Simpson Bos
Director	Director

Rosa María García García	José Antonio García Cantera
Director	Director

Pursuant to section 30 of the Structural Modifications Act, it is hereby expressly stated for the record that, following the best corporate governance practices, all of the proprietary directors (consejeros dominicales) of Banesto appointed at the request of Santander, i.e. Antonio Basagoiti García-Tuñón, Matías Rodríguez Inciarte, José María Fuster Van Bendegem, Juan Guitard Marín, and José Antonio García Cantera, have not participated in the deliberations and have abstained from taking part in the voting by the Board of Directors of Banesto regarding these Draft Terms of Merger due to the belief that they might be affected by a potential conflict of interest, without prejudice to which they have stated their positive assessment of the transaction. Without prejudice to the above, all the proprietary directors, with the exception of Matías Rodríguez Inciarte attended the meeting. Luis Alberto Salazar-Simpson Bos, an external director not classified as independent, has also abstained from deliberation and voting in view of the fact that he is also a director of Banco Banif, S.A., a bank affiliated to Santander, but has also stated his positive assessment of the Merger.

It is also stated for the record that the executive directors of Banesto, Francisco Javier San Félix García and Juan Delibes Liniers, did not participate in the deliberations and abstained from taking part in the voting of the Board of Directors of Banesto regarding these Draft Terms of Merger, as it was also believed that they might be affected by a potential conflict of interest. However, such directors have also stated their positive assessment of the transaction.

Therefore, for the reasons referred to above, the signatures of Antonio Basagoiti García-Tuñón, Matías Rodríguez Inciarte, José María Fuster Van Bendegem, Juan Guitard Marín, José Antonio García Cantera, Luis Alberto Salazar-Simpson Bos, Francisco Javier San Félix García, and Juan Delibes Liniers do not appear in these Draft Terms of Merger.

ANNEX 7

Proposed resolutions to be passed by the Ordinary

General Shareholders’ Meeting of Santander

Three F:	To re-elect Mr Fernando de Asúa Álvarez as a director.

Item Four

Proposal:

To re-elect the firm Deloitte, S.L., with a registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Financial Year 2013.

Item Five

Proposal:

To approve, as necessary, the creation of the corporate website of Banco Santander, S.A. (www.santander.com) for the purposes of the provisions of section 11 bis of the Spanish Capital Corporations Law (Ley de Sociedades de Capital) and in compliance with the provisions of the first transitional provision of Law 1/2012, of 22 June, on the simplification of the obligations to provide information and documentation regarding mergers and split-offs of capital companies, which requires listed companies to conform their corporate websites to the content of such rule of the the Spanish Capital Corporations Law at the first General Shareholders’ Meeting held after the entry into force of such law.

Item Six

Proposal:

Approval of the merger by absorption of Banco Español de Crédito, S.A. (“Banesto”) by Banco Santander, with termination of the absorbed company and the en bloc transfer of its assets and liabilities, by universal succession, to the absorbing company, with the express provision that the exchange be covered by the delivery of treasury shares by Banco Santander in accordance with the draft terms of merger formulated by the respective Boards of Directors of such companies as included on their respective websites, and for such purpose:

(A)	Approval of the common draft terms of merger between Banco Santander and Banesto, and approval of the balance sheet of Banco Santander ended as of 31 December 2012 as the merger balance sheet

1.	Approval of the common draft terms of merger

To approve in their entirety the common draft terms of merger by absorption of Banesto by Banco Santander, prepared and signed by the directors of both companies and approved by their respective Boards of Directors at the meetings held on 9 January 2013 (the “Banesto

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Draft Terms of Merger”). The Banesto Draft Terms of Merger were posted on the website of Banco Santander on 9 January 2013 and on the website of Banesto on 10 January 2013, and can be downloaded and printed.

The text of the Banesto Draft Terms of Merger approved by this resolution are attached as an annex to the minutes of the General Shareholders’ Meeting.

2.	Approval of the balance sheet for the merger with Banesto

To approve the individual balance sheet of Banco Santander ended as of 31 December 2012 prepared by the Board of Directors thereof at its meeting of 28 January 2013, duly verified on 18 February 2013 by Deloitte, S.L., the auditor of Banco Santander, and which is submitted for approval by the shareholders at this General Shareholders’ Meeting under item One A of the agenda, as the merger balance sheet.

The text of the balance sheet for the merger with Banesto and the corresponding verification report of Banco Santander’s auditor are included as an annex to the minutes of the General Shareholders’ Meeting.

(B)	Approval of the resolution on the merger by absorption of Banesto by Banco Santander, with termination of the former by means of dissolution without liquidation and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire them by universal succession, expressly providing that the exchange shall be covered by means of the delivery of treasury shares of Banco Santander, all in compliance with the provisions of the common draft terms of merger.

To approve the merger between Banco Santander and Banesto by means of the absorption of the latter by the former, with the dissolution without liquidation of Banesto and the en bloc transfer of its assets and liabilities, including all items thereof, to Banco Santander, which shall acquire by universal succession the rights and obligations of Banesto (the “Banesto Merger”).

As provided in the Banesto Draft Terms of Merger, Banco Santander shall cover the exchange of Banesto Shares with shares held in treasury.

In any event, pursuant to section 26 of Law 3/2009, of 3 April on Structural Modifications of Commercial Companies (the “Structural Modifications Act”), there will be no exchange of the Banesto shares owned by Banco Santander or the shares that Banesto holds in treasury, which shall be cancelled. At 31 December 2012, Banesto held 4,983,936 treasury shares, representing 0.7249% of its capital, through its subsidiary DUDEBASA, S.A.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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Information regarding the terms and circumstances of the resolution regarding the Banesto Merger

Set forth below are the disclosures to be made under section 228 of the Regulations of the Commercial Registry, which strictly conform to the Draft Terms of the Banesto Merger:

(a)	Identification of the companies involved

Banco Santander, S.A. is a Spanish credit institution with a registered office at Paseo de Pereda, números 9 al 12, 39004 (Santander), holding tax identification number A-39000013, and is registered with the Commercial Registry of Cantabria at sheet 286 folio 64 book 5 on Companies, Entry 1, and with the Registry of Banks and Bankers of the Bank of Spain under number 0049.

Banco Español de Crédito, S.A. is a Spanish credit institution with a registered office at avenida Gran Vía de Hortaleza número 3, 28033 (Madrid), having tax identification number A-28000032 and registered with the Commercial Registry of Madrid at volume 36 on Companies, folio 177, page number 1,595, and with the Registry of Banks and Bankers of the Bank of Spain under number 0030.

(b)	Amendments of the Bylaws of Banco Santander

The Bylaws of Banco Santander will not be amended as a result of the Banesto Merger. Therefore, upon completion of the Banesto Merger, Banco Santander, as the absorbing company, will continue to be governed by its current Bylaws, the text of which appears on Banco Santander’s corporate website (www.santander.com) (a copy of which were attached to the Banesto Draft Terms of Merger for purposes of the provisions of section 31.8 of the Structural Modifications Act).

Independently of the foregoing, two proposed bylaw amendments, which were the subject of a corresponding explanatory report issued by the Board of Directors, are submitted for approval of the shareholders at this General Shareholders’ Meeting under items Eight A and B.

(c)	Exchange ratio

The exchange ratio for the shares of Banco Santander and Banesto, which has been determined based on the fair value of their corporate assets, shall be 0.633 shares of Banco Santander, each with a nominal value of 0.5 euro, for each share of Banesto, each with a nominal value of 0.79 euro, without provision for any supplementary cash compensation.

This exchange ratio has been agreed to and calculated based on the methodologies explained and for which a rationale is set forth in the reports that the Boards of Directors of Banco Santander and Banesto have prepared pursuant to the provisions of section 33 of the Structural Modifications Act and were posted on the respective corporate websites prior to the call to the General Shareholders’ Meetings at which the Banesto Merger is being decided.

(d)	Exchange procedure

The exchange of the shares of Banesto for the shares of Banco Santander will occur once the Banesto Merger has been approved at the General Shareholders’ Meetings of Banco Santander and Banesto, the equivalent documentation referred to in section 41.1. c) and related provisions of Royal Decree 1310/2005 of 4 November has been

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submitted to the National Securities Market Commission, the conditions precedent referred to in the Banesto Draft Terms of Merger have been met, and merger deed has been registered with the Commercial Registry of Cantabria.

The exchange shall take place as from the date indicated in the announcements to be published in one of the widely-circulated newspapers in the autonomous communities of Cantabria and Madrid, respectively, in the Official Gazettes (Boletines Oficiales) of the Spanish Stock Exchanges, and in the Official Gazette of the Commercial Registry. Banco Santander shall act as agent for such purpose, which shall be indicated in the abovementioned announcements.

The exchange of the shares of Banesto for shares of Banco Santander shall be implemented through the Iberclear participants that are depositaries thereof, in accordance with the procedures established for the book-entry system pursuant to the provisions of Royal Decree 116/1992 of 14 February, and with the application of the provisions of section 117 of the Spanish Capital Corporations Law, to the extent applicable.

The Banesto shareholders holding a number of shares that will not give them the right to receive a whole number of Banco Santander shares under the agreed exchange ratio may acquire or transfer shares in order exchange them in accordance with such exchange ratio. Without prejudice to the foregoing, and in line with the provisions of the Draft Terms of the Banesto Merger, the companies participating in the Banesto Merger have established the appointment of an odd-lot agent as a mechanism aimed at facilitating the exchange by such Banesto shareholders. It is initially envisaged that Santander Investment Bolsa, Sociedad de Valores, S.A., acting on behalf of Banco Santander, performs the function of odd-lot agent, as described in the reports of the directors of both companies.

The shares of Banesto will be cancelled as a result of the Banesto Merger.

(e)	Date as from which the holders of shares delivered in exchange will have the right to participate in the profits of Banco Santander

As from the date on which they are delivered, the shares delivered by Banco Santander to Banesto shareholders in order to cover the exchange shall give their holders the right to participate in the profits of Banco Santander upon the same terms as the other shares of Banco Santander outstanding on such date. It is stated for the record that the Banesto shareholders will not be entitled to the Santander Scrip Dividend (Santander Dividendo Elección) programme of April/May 2013, the record date for which is previous to the date expected for the consummation of the Banesto Merger.

(f)	Date as from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Banco Santander

1 January 2013 is established as the date from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Banco Santander.

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For appropriate purposes, it is stated for the record that the retroactive effect thus determined for accounting purposes is in accordance with the General Chart of Accounts (Plan General de Contabilidad) approved by Royal Decree 1514/2007 of 16 November.

(g)	Ancillary obligations, special rights, and securities other than those representing capital

There are no ancillary obligations (prestaciones accesorias), special classes of shares, preferred shares, or persons with special rights at Banco Santander or Banesto other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options.

The Banco Santander shares delivered to Banesto shareholders as a result of the Banesto Merger will not give the holders thereof any special rights.

(h)	Benefits extended to independent experts and to the directors

No benefits of any type will be extended to the independent expert participating in the Banesto Merger process or to the directors of Banco Santander or Banesto.

(i)	Conditions precedent

The effectiveness of the Banesto Merger is subject to the following conditions precedent:

•	The authorisation of the Ministry of Economy and Competitiveness for the absorption of Banesto by Banco Santander, pursuant to the provisions of section 45.c) of the Banking Act of 31 December 1946.

•	The acquisition of the other authorisations that must be obtained from the Bank of Spain, the National Securities Market Commission, or any other governmental or supervisory body.

(C)	Adherence of the transaction to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act (Ley del Impuesto sobre Sociedades), and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act (Ley del Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados).

To resolve that the Banesto Merger be subject to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act, and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act.

Notice of the choice of such tax regime shall be given to the Tax Authority within three months of the registration of the deed of the Banesto Merger, upon the terms established by the relevant regulations.

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(D)	Delegation of powers

Without prejudice to the general provisions of item Fourteen, and without prejudice to the delegations or powers currently in force, to authorise the Board of Directors to perform any and all acts that may be required or appropriate for the enforcement, development, effectiveness and success of the decisions adopted and, in particular but without limitation, to carry out the following acts:

(i)	Clarify, explicate and complete the resolutions adopted and settle any questions or aspects that may be raised, by remedying and curing any defects or omissions that may hinder or prevent the effectiveness or registration of the corresponding decisions.

(ii)	Publish, in such manner as established by law, the notices relating to the resolutions adopted by the shareholders acting at this General Shareholders’ Meeting in item Six of the agenda.

(iii)	Make the payments and secure the claims accruing to creditors that oppose the merger in accordance with the provisions of the Structural Modifications Act, and generally comply with the provisions of section 44 of such Act.

(iv)	Take the actions required with respect to the submission to the CNMV of the document with equivalent information referred to in section 41.1c) of Royal Decree 1310/2005, of 4 November.

(v)	Adopt such resolutions as may be necessary or required to carry out and develop the decisions adopted, as well as sign the public and/or private documents and carry out or enter into any and all acts, legal transactions, contracts, statements and transactions as may be appropriate for such purpose.

(vi)	Execute the merger deed as well as the supplemental documents, be they public or private, that may be required in order for the net assets of the absorbed company to become an integral part of the net assets of Banco Santander.

(vii)	Execute any and all notarial deeds that may be necessary or appropriate in order to evidence ownership by the absorbing company of the property and rights acquired as a result of the merger by absorption, and to secure registration with the Public Registries, in the name of Banco Santander, of any property that is subject to registration.

(viii)	Delegate to the Executive Committee and/or to one or more of the Directors and/or to the Secretary of the Board all or part of the delegable powers received from the shareholders under this item Six of the agenda.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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ANNEX 8

Proposed resolutions to be passed by the Ordinary and Extraordinary General

Shareholders’ Meeting of Banesto

(ii)	Aprobar cuantas comunicaciones y documentación complementaria sea necesario o conveniente presentar ante cualquier organismo público o privado, incluyendo, en caso de ser precisos, los correspondientes folletos.

(iii)	Realizar cualquier actuación, gestión o declaración ante cualquier entidad u organismo público o privado para obtener cualquier autorización o verificación necesaria.

(iv)	Aplicar las medidas y mecanismos que resulten procedentes para compensar el efecto dilución que, en su caso, pudiera producirse por operaciones corporativas.

(v)	Interpretar los acuerdos anteriores, pudiendo adaptarlos, sin afectar a su contenido básico, a las circunstancias nuevas que puedan plantearse, así como los mecanismos de entrega, sin alterar el número máximo de acciones ni las condiciones esenciales de las que dependa la entrega, lo cual podrá incluir la sustitución de la entrega de acciones por la entrega de cantidades en metálico de valor equivalente. Asimismo, podrá el consejo adaptar las condiciones de entrega diferida de acciones a cualquier normativa imperativa de carácter sobrevenido que impida su puesta en práctica en los términos acordados.

(vi)	Determinar, previa propuesta de la comisión de nombramientos y retribuciones, si se han cumplido o no las condiciones a las que se sujeta la percepción por los beneficiarios de las acciones correspondientes, pudiendo modular el número de acciones a entregar en función de las circunstancias concurrentes.

(vii)	En general, realizar cuantas actuaciones y suscribir cuantos documentos resulten necesarios o convenientes.

El consejo de administración podrá delegar en la comisión ejecutiva todas las facultades conferidas en los acuerdos del presente punto quinto del orden del día.

6º.- Acuerdos relativos al punto sexto del Orden del Día.-

Primero.- Aprobación del Proyecto de Fusión

En cumplimiento de lo dispuesto en el artículo 30 de la Ley 3/2009, de 3 de abril, sobre Modificaciones Estructurales de las Sociedades Mercantiles (en lo sucesivo, la “Ley de Modificaciones Estructurales”), aprobar el proyecto de fusión entre Banco Santander S.A. (“Santander”) y Banco Español de Crédito S.A. (“Banesto”), redactado y suscrito por los Administradores de ambas entidades y aprobado por los respectivos consejos de administración celebrados con fecha 9 de enero de 2013, insertado, conforme a lo establecido en el artículo 32 de la Ley de Modificaciones Estructurales, en la página web de Banco Español de Crédito S.A., con fecha 10 de enero de 2013, y en la página web de Banco Santander S.A. con fecha 9 de enero de 2013. La publicación de la inserción en el Boletín Oficial del Registro Mercantil se produjo con fecha 17 de enero de 2013 para Banco Español de Crédito S.A. y con fecha 18 de enero de 2013 para Banco Santander S.A. El texto del proyecto de fusión, que por este acuerdo se aprueba, queda incorporado como anexo I al Acta de la Junta formando parte integrante de la misma.

Segundo.- Aprobación del Balance de Fusión

De conformidad con lo establecido en el artículo 36 de la Ley de Modificaciones Estructurales, aprobar, como Balance de Fusión, el último balance del ejercicio cerrado al 31 de diciembre de 2012, debidamente verificado por los Auditores de cuentas de la Sociedad junto al resto de las cuentas anuales correspondientes a dicho ejercicio. El texto del este Balance de Fusión se incorpora como anexo II al Acta de la Junta.

Tercero.- Aprobación de la Fusión

De conformidad con el artículo 40 y concordantes de la Ley de Modificaciones Estructurales, aprobar la fusión de Banco Santander S.A. y Banco Español de Crédito S.A. mediante la absorción de la segunda entidad por la primera, con disolución sin liquidación de la segunda y el traspaso en bloque, a título universal, de su patrimonio a Banco Santander S.A., que adquirirá por sucesión universal los derechos y obligaciones de aquélla, sin necesidad de ampliación de capital en la sociedad absorbente, al entregarse a los accionistas de la sociedad absorbida, en contraprestación del patrimonio recibido, acciones en autocartera propiedad de la absorbente, todo ello ajustándose al proyecto común de fusión y a la vista del informe del experto independiente designado por el Registro Mercantil de Santander, BDO Auditores S.L, emitido en cumplimiento de lo dispuesto en el artículo 34 de la Ley de Modificaciones Estructurales.

En cumplimiento de lo dispuesto en el artículo 40 la Ley de Modificaciones Estructurales y en el artículo 228 del Reglamento del Registro Mercantil y como parte integrante del contenido de este acuerdo de fusión, se expresan las circunstancias siguientes:

A) Identidad de las entidades participantes en la fusión

Banco Santander S.A.

Es una entidad de crédito de nacionalidad española con domicilio social en Paseo de Pereda, números 9 al 12, 39004 (Santander) y número de identificación fiscal A-39000013 e inscrita en el Registro Mercantil de Santander en la hoja 286 folio 64 libro 5º de Sociedades, Inscripción 1ª, y en el Registro de Bancos y Banqueros del Banco de España con el número 0049.

Banco Español de Crédito S.A.

Es una entidad de crédito de nacionalidad española con domicilio social en avenida Gran Vía de Hortaleza número 3, 28033 (Madrid), y número de identificación fiscal A-28000032 e inscrita en el Registro Mercantil de Madrid en el tomo 36 de sociedades, folio 177, hoja número 1.595, y en el Registro de Bancos y Banqueros del Banco de España con el número 0030.

B) Tipo de canje de la fusión

•	Tipo de canje.

El tipo de canje de las acciones, que ha sido determinado sobre la base del valor real de los patrimonios sociales de Banco Santander S.A. y Banco Español de Crédito S.A., será de 0,633 acciones de Santander, de 0,5 euros de valor nominal cada una, por cada acción de Banesto, de 0,79 euros de valor nominal cada una, sin que se prevea ninguna compensación complementaria en dinero.

•	Método de atender canje.

Santander atenderá al canje de las acciones de Banesto con acciones en circulación mantenidas en autocartera y, por tanto, no se aumentará el capital social de Santander.

•	Acciones que acuden al canje

Acudirán al canje las acciones en circulación de Banesto, salvo aquellas que en aplicación de lo previsto en el artículo 26 de la Ley de Modificaciones Estructurales no puedan; esto es, ni las acciones propiedad de Santander (incluidas las que adquiera, en su caso, el agente de picos), ni las acciones mantenidas en autocartera por Banesto. A 31 de diciembre de 2012 Banesto mantenía, a través de su filial DUDEBASA, S.A., 4.982.936 acciones en autocartera, representativas del 0,7249 % de su capital.

C) Procedimiento de canje de las acciones de Banco Español de Crédito S.A.

El procedimiento de canje de las acciones de Banco Español de Crédito S.A., por acciones de Banco Santander S.A., será el siguiente:

i.	Acordada la fusión por las Juntas Generales de Accionistas de Santander y Banesto, presentada ante la Comisión Nacional del Mercado de Valores (en adelante, la “CNMV”) la documentación equivalente a que se refiere el artículo 41.1 c) y concordantes del Real Decreto 1310/2005, de 4 de noviembre, cumplidas las condiciones suspensivas a que se refiere el acuerdo quinto siguiente e inscrita la escritura de fusión en el Registro Mercantil de Santander, se procederá al canje de las acciones de Banesto por acciones de Santander.

ii.	El canje se realizará a partir de la fecha que se indique en los anuncios a publicar en uno de los diarios de mayor circulación en las comunidades de Cantabria y Madrid, respectivamente, en los Boletines Oficiales de las Bolsas de Valores españolas y en el Boletín Oficial del Registro Mercantil. A tal efecto, Santander actuará como entidad agente, lo cual se indicará en los mencionados anuncios.

iii.	El canje de las acciones de Banesto por acciones de Santander se efectuará a través de las entidades participantes en la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”) que sean depositarias de aquellas, con arreglo a los procedimientos establecidos para el régimen de las anotaciones en cuenta, de conformidad con lo establecido en el Real Decreto 116/1992, de 14 de febrero, y con aplicación de lo previsto en el artículo 117 de la Ley de Sociedades de Capital en lo que proceda.

iv.	Los accionistas de Banesto que sean titulares de un número de acciones que, conforme al tipo de canje acordado, no determine la recepción de un número entero de acciones de Santander podrán adquirir o transmitir acciones para que las acciones resultantes les den derecho según dicho tipo de canje a poder recibir un número entero de acciones de Santander. Esta decisión, bien de compra, bien de venta, corresponderá a cada accionista individualmente.

v.	Tal y como se señala en el Proyecto de Fusión, se hace constar que las sociedades intervinientes en la fusión han establecido como mecanismo orientado a facilitar la realización del canje a esos accionistas de Banesto que una entidad del grupo Santander haga las funciones de agente de picos estando previsto que sea Santander Investment Bolsa, Sociedad de Valores, S.A. tal y como se recoge en los informes de administradores de ambas compañías, actuándose conforme al procedimiento descrito en el apartado siguiente.

Procedimiento de adquisición de picos.

(i)	Habida cuenta de que la relación de canje establecida en el Proyecto en términos unitarios equivaldría a la entrega de una acción de Santander por cada 1,579778831 acciones de Banesto, al término de la última sesión bursátil de Banesto en las Bolsas de Valores españolas cada accionista de Banesto que, de acuerdo con la cifra anterior y según resulte de su posición global en Banesto, no tenga derecho a recibir una acción entera de Santander (por tener únicamente una acción de Banesto) o tenga derecho a recibir un número entero de acciones de Santander y le sobre un número de acciones de Banesto que no den derecho a una acción adicional de Santander (un “Pico”), podrá transmitir dicho Pico a Santander Investment Bolsa, Sociedad de Valores, S.A., que es la entidad que está prevista sea la entidad agente de picos.

(ii)	Tal y como se expondrá en el anuncio al mercado del concreto procedimiento de canje, se entenderá que cada uno de los accionistas de Banesto se acoge a este sistema de adquisición de picos. Aquellos que voluntariamente decidan no acogerse, ni cuadren sus posiciones conforme al apartado (iv) anterior, y les corresponda una fracción de acción de Santander recibirán, en régimen de copropiedad, la cuota parte de acción de Santander correspondiente a esa fracción.

(iii)	El precio de adquisición del Pico será el resultado de multiplicar dicho Pico por la media aritmética del cambio medio ponderado de las acciones de Banesto en el Sistema de Interconexión Bursátil (Mercado Continuo) durante las últimas tres sesiones bursátiles de Banesto en las Bolsas de Valores españolas.

(iv)	Está previsto que Santander Investment Bolsa, Sociedad de Valores, S.A., adquiera los Picos de acción que sobren en las posiciones que existan al término de la última sesión bursátil de Banesto en las Bolsas de Valores españolas.

(v)	Las acciones o cuotas de acción de Banesto así adquiridas por Santander Investment Bolsa, Sociedad de Valores, S.A., no acudirán al canje, de conformidad con lo previsto en el artículo 26 de la Ley de Modificaciones Estructurales de las Sociedades Mercantiles.

Como consecuencia de la presente fusión las acciones de Banco Español de Crédito S.A. serán amortizadas.

D)	Prestaciones accesorias, derechos especiales y títulos distintos de los representativos del capital.

A los efectos de las menciones 3ª y 4ª del artículo 31 de la Ley de Modificaciones Estructurales, no existen en Santander ni en Banesto prestaciones accesorias, acciones especiales privilegiadas ni personas que tengan atribuidos derechos especiales distintos de la simple titularidad de las acciones, por lo que no procede el otorgamiento de ningún derecho especial ni el ofrecimiento de ningún tipo de opciones.

Las acciones de Santander que se entreguen a los accionistas de Banesto como consecuencia de la fusión no otorgarán a sus titulares derecho especial alguno

E) Ventajas atribuidas a los administradores y expertos independientes

No se atribuirán ninguna clase de ventajas ni al experto independiente que ha intervenido en el proyecto de fusión ni a los administradores de las sociedades que se fusionan.

F) Fecha a partir de la cual las acciones a entregar darán derecho a participar de las ganancias sociales de Banco Santander S.A.

Las acciones que sean entregadas por Santander a los accionistas de Banesto para atender al canje, darán derecho a sus titulares, desde la fecha en que sean entregadas, a participar en las ganancias sociales de Santander en los mismos términos que el resto de acciones de Santander en circulación a dicha fecha. Se hace constar que los accionistas de Banesto no tendrán derecho al programa Santander Dividendo Elección de abril/mayo de 2013, cuya fecha de referencia es previa a la fecha prevista de consumación de la fusión.

G) Fecha a partir de la cual las operaciones de Banco Español de Crédito S.A., se entienden realizadas o producidas a efectos contables por cuenta de Banco Santander S.A.

Se establece el día 1 de enero de 2013 como fecha a partir de la cual las operaciones de Banesto se considerarán realizadas a efectos contables por cuenta de Santander.

Se hace constar, a los efectos oportunos, que la retroacción contable así determinada es conforme con el Plan General de Contabilidad, aprobado por medio del Real Decreto 1514/2007, de 16 de noviembre.

H) Modificación de los Estatutos Sociales de Santander

Dando cumplimiento a lo establecido en el artículo 31.8ª de la Ley de Modificaciones Estructurales, no se producirá modificación alguna en los Estatutos Sociales de Santander como consecuencia de la fusión.

I) Cuentas de fusión

Las cuentas de las sociedades que se fusionan utilizadas para establecer las condiciones en que se realiza la fusión son las cuentas correspondientes al ejercicio cerrado el 31 de diciembre de 2012.

J)	Consecuencias de la fusión sobre el empleo, impacto de género en los órganos de administración e incidencia en la responsabilidad social corporativa.

Como consecuencia de la fusión, Santander se subrogará en los derechos y obligaciones laborales de los trabajadores de Banesto dándose cumplimiento durante el proceso a las obligaciones de información y, en su caso, de consulta a la representación legal de los trabajadores. La integración de las organizaciones de Santander y Banesto y la optimización de la red resultante de la fusión supondrán una disminución del número de empleados, que se producirá de manera progresiva mediante la recolocación en otras unidades del Grupo Santander, tanto en España como en el extranjero, la rotación natural de plantillas y bajas incentivadas. En todo caso, la integración de las plantillas se llevará a cabo respetando los procedimientos legalmente previstos.

No está previsto que, con ocasión de la Fusión, se produzcan cambios en la composición del órgano de administración de Santander ni que exista un impacto sobre la política de responsabilidad social de Santander.

Cuarto.- Régimen fiscal aplicable a la fusión

Se aplicará a la presente fusión el régimen fiscal establecido en el capítulo VIII del título VII del Real Decreto Legislativo 4/2004, de 5 de marzo, por el que se aprueba el Texto Refundido de la Ley del Impuesto sobre Sociedades y el apartado 3 de su disposición adicional segunda, así como en el artículo 45, párrafo I. B.) 10. del Real Decreto Legislativo 1/1993, de 24 de septiembre, por el que se aprueba el Texto Refundido del Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados

Quinto.- Sometimiento a condiciones suspensivas.

Someter la validez y eficacia de los acuerdos anteriores al cumplimiento de las siguientes condiciones suspensivas:

A)	Que por parte de la Junta General de Accionistas de Banco de Santander S.A., se adopten, los correlativos acuerdos de fusión.

B)	La autorización del Ministro de Economía y Competitividad para la absorción de Banesto por Santander, de acuerdo con lo previsto en el artículo 45.c) de la Ley de Ordenación Bancaria de 31 de diciembre de 1946.

(C)	La obtención de las restantes autorizaciones que por razón de la actividad de Banesto o sus filiales fuera preciso obtener del Banco de España, de la Comisión Nacional del Mercado de Valores o de cualquier otro órgano administrativo o entidad supervisora.

Sexto.- Delegación de facultades

Se delega en el Consejo de Administración, con expresa facultad de sustitución en la Comisión Ejecutiva o en el Consejero o Consejeros estime pertinente, las más amplias facultades que en derecho sean necesarias para llevar a cabo la formalización y ejecución de la presente fusión entre Banco Santander S.A. y Banco Español de Crédito S.A. pudiendo al efecto fijar, completar, desarrollar, subsanar y ejecutar los acuerdos adoptados en relación con dicha fusión por la presente Junta General de Accionistas pudiendo, en consecuencia, llevar a cabo cuantas actuaciones, adoptar cuantos acuerdos complementarios fueran necesarios o convenientes para la correcta ejecución de lo acordado por la presente junta general y redactar y firmar cuantos anuncios, documentos y contratos públicos o privados, instancias y solicitudes ante cualquier autoridad u organismo, tanto nacional como extranjero, fueran necesarias o convenientes con la finalidad de materializar y facilitar la plena ejecución de la fusión acordada, redactar, formalizar y publicar los correspondientes anuncios relativos a los acuerdos adoptados y al canje de las acciones y dar por cumplidas o incumplidas las condiciones suspensivas sin necesidad de nuevo acuerdo de la Junta General, pudiendo igualmente garantizar los créditos a los acreedores que hagan uso del derecho de oposición reconocido por la Ley y otorgar la escritura pública de fusión, con la documentación complementaria, pública o privada, que sea precisa para que se opere la incorporación del patrimonio de la absorbida en el de la absorbente.

7º.- Acuerdos relativos al punto séptimo del orden del día.-

Sin perjuicio de las autorizaciones conferidas por la Junta General en los anteriores acuerdos, se delegan en el consejo de administración, con facultad de sustitución, las más amplias facultades que en derecho sean necesarias para que proceda a fijar, subsanar, completar, adaptar, desarrollar y modificar los acuerdos adoptados por la presente Junta General a la calificación que de los mismos pudieran realizar el Ministerio de Economía y Competitividad, el Ministerio de Hacienda y Administraciones Públicas, la Dirección General del Tesoro y Política Financiera, el Banco de España, la Comisión Nacional del Mercado de Valores y cualquier otro organismo o entidad, pública o privada; concediéndole igualmente facultades para llevar a cabo cuantas actuaciones y presentar y formalizar cuantos escritos o documentos, públicos o privados, fueran necesarios o convenientes ante las Sociedades Rectoras de las Bolsas de Valores, organismos rectores de otros mercados secundarios, y demás entidades públicas y órganos competentes, y asumir cuantos compromisos y

ANNEX 9

Current Bylaws of Santander

BYLAWS OF BANCO SANTANDER, S.A.

CHAPTER I. THE COMPANY AND ITS CAPITAL

Section 1. Name of the Company

Article 1. Corporate name

The name of the Company is BANCO SANTANDER, S.A. (hereinafter, the “Bank” or the “Company”).

The Bank was founded in the city for which it was named, by means of a public instrument executed on 3 March 1856 before notary public Mr. José Dou Martínez; such public instrument was ratified and partially amended by another one dated 21 March 1857 and executed before notary public Mr. José María Olarán, of the above-mentioned capital city.

As a result of the enactment of the Decree-Law dated 19 March 1874, whereby the circulation of a single paper currency was established in Spain, the privilege of issuing paper money which the Bank had and which it had exercised from the date it commenced operations expired. Thus, the Bank became a credit company [“sociedad anónima de crédito”] pursuant to the provisions of the Law dated 19 October 1869. Such credit company took over the assets and liabilities of what had been, until that time, an issuing Bank. All of the foregoing was formalized by public instrument executed on 14 January 1875 before notary public Mr. Ignacio Pérez, of the City of Santander, which public instrument was recorded in the Commercial Registry book of the Trade Promotion Section of the Government of the Province of Santander.

Article 2. Corporate purpose

1.	The corporate purpose of the Company consists of:

a)	The conduct of activities and operations and the provision of services of any kind which are typical of the banking business in general and which are permitted under current law.

b)	The acquisition, possession, enjoyment and disposition of all types of securities.

2.	The activities that make up the corporate purpose may be carried out totally or partially in an indirect manner, in any of the manners permitted by Law and, in particular, through the ownership of shares or the holding of interests in Companies whose purpose is identical, similar, incidental or supplemental to such activities.

Article 3. Registered office and other offices

1.	The registered office of the Bank is located in the city of Santander, Paseo de Pereda, numbers 9-12.

2.	The board of directors may resolve to change the location of the registered office within the same municipal area.

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Article 4. Commencement of activities and duration

1.	The Company commenced its activities on 20 August 1857.

2.	The duration of the Company is indefinite.

Section 2. Share capital and shares

Article 5. Share capital

1.	The share capital is 5,269,341,572.50 euros.

2.	The share capital is represented by 10,538,683,145 shares having a nominal value of fifty euro cents each, all of which belong to the same class and series.

3.	All the shares have been fully paid-up.

Article 6. Form of the shares

1.	The shares are represented in book-entry form and are governed by the Securities Market Law [Ley del Mercado de Valores] and such other provisions as may be applicable.

2.	The book-entry registry of the Company shall be maintained by the entity or entities charged by the law with such duty.

The entity in charge of the book-entry registry shall notify the Bank of transactions involving the shares and the Bank shall keep its own stock ledger with the name of the shareholders.

3.	The person whose name appears as the holder in the entries in the records of the entity in charge of the book-entry registry shall be deemed the legitimate holder thereof, and therefore, such person may request from the Bank the benefits to which the shares entitle them.

4.	In the event of persons or entities formally acting as shareholders under a fiduciary agreement, trust, or any other similar title, the Bank may require such persons to provide the particulars of the beneficial owners of the shares, as well as information regarding all acts entailing the transfer of such shares or the creation of liens thereon.

Article 7. Shareholders’ rights

1.	Shares confer on the lawful holders thereof the status of shareholder and give them the rights set forth in the law and in these bylaws and, specifically, the following:

a)	The right to share in the distribution of corporate earnings and in the net assets resulting from liquidation.

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b)	The pre-emptive right to subscribe to the issuance of new shares or debentures convertible into shares.

c)	The right to attend and vote at the General Shareholders’ Meetings and to challenge corporate resolutions.

d)	The right to receive information.

2.	Shareholders shall exercise their rights vis-à-vis the Company with loyalty and good faith.

3.	In such manner as is set forth in legal and administrative provisions, the Company shall not acknowledge the exercise of voting and related rights arising from interests in the Company held by persons who acquire shares thereof in violation of mandatory legal rules of any type or rank. Likewise, the Company shall make public, in such manner as determined by the above-mentioned regulations, the interest held by the shareholders in the capital of the Company, whenever the circumstances requiring such publication arise.

Article 8. Unpaid subscriptions

1.	Unpaid subscription amounts on partially paid-up shares shall be paid up by the shareholders at the time determined by the board of directors, within five years of the date of the resolution providing for the capital increase. The manner and other details of such payment shall be determined by the resolution providing for the capital increase.

2.	Without prejudice to the effects of default as set forth by law, any late payment of unpaid subscriptions shall bear, for the benefit of the Bank, such interest as is provided by law in respect of late payments, starting from the day when payment is due and without any judicial or extra-judicial demand being required. In addition, the Bank shall be entitled to bring such legal actions as may be permitted by law in these cases.

Article 9. Non-voting shares

1.	The Company may issue non-voting shares for a nominal amount of not more than one half of the paid-up share capital.

2.	Non-voting shares shall attribute to the holders thereof the rights established in the resolution for the issuance thereof, in accordance with law and by means of an appropriate amendment of the bylaws.

Article 10. Redeemable shares

1.	The Company may, on the terms established by law, issue redeemable shares for a nominal amount not to exceed one-fourth of its share capital.

2.	Redeemable shares shall give the holders thereof the rights that are established in the resolution providing for the issuance thereof, in accordance with law and by means of the appropriate bylaw amendment.

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Article 11. Co-ownership

1.	Each share is indivisible.

2.	Shares that are jointly owned shall be registered in the respective book-entry registry in the name of all co-owners. However, the co-owners of a share shall appoint a single person to exercise shareholder rights and shall be jointly and severally liable to the Company for all obligations entailed by the status of shareholders.

The same rule shall apply in all other instances of co-ownership of rights over shares.

3.	In the case of usufruct of shares, the status of shareholder lies with the bare owner, but the usufructuary shall in every case be entitled to receive the dividends the Company resolves to distribute during the usufruct. The bare owner shall exercise all other shareholder rights.

The usufructuary has the obligation to facilitate the exercise of such rights by the bare owner.

4.	If the shares are pledged, the owner thereof shall be entitled to exercise shareholder rights. The pledgee shall have the obligation to facilitate the exercise of such rights.

In the event that the owner fails to comply with his obligation to pay unpaid contribution amounts, the pledgee may perform such obligation himself or foreclose on the pledge.

5.	In all other cases of limited in rem rights on shares, voting and related rights shall be exercised by the direct owner thereof.

Article 12. Transfer of shares

1.	Shares and the economic rights attaching thereto, including pre-emptive rights, may be transferred by any means permitted by Law.

2.	New shares may not be transferred until the capital increase is registered with the Commercial Registry.

3.	Shares shall be transferred by means of book-entries.

4.	The registration of the transfer in favor of the transferee shall have the same effect as the delivery of the securities.

5.	The creation of limited in rem rights or other liens on shares shall be registered in the respective account of the book-entry registry.

6	Registration of the pledge is equivalent to transfer of title.

Section 3. Capital increase and reduction

Article 13. Capital increase

Capital increases may be effected by issuing new shares or by increasing the par value of existing shares and, in both cases, the consideration therefore may consist of non monetary or

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monetary contributions, including the set-off of receivables, or of the transformation of available profits or reserves. Capital increases may be made partly with a charge to new contributions and partly with a charge to unappropriated profits or reserves.

Article 14. Authorized capital

1.	The shareholders acting at the general shareholders’ meeting may delegate to the board of directors the power to resolve, on one or more occasions, to increase the share capital up to a specified amount, at the time and in the amount it may decide and within the limits established by the law. Such delegation may include the power to exclude preemptive rights.

2.	The shareholders at the general shareholders’ meeting may also delegate to the board of directors the power to determine the date on which the adopted resolution to increase the share capital is to be implemented and to set the terms thereof regarding all matters not specified by the shareholders at the general shareholders’ meeting.

Article 15. Exclusion of pre-emptive rights

1.	The shareholders acting at the general shareholders’ meeting or the board of directors approving an increase in share capital, as the case may be, may resolve to exclude the pre-emptive rights of the shareholders to further the best interests of the Company.

2.	The pre-emptive rights of existing shareholders shall be excluded when the capital increase is due to the conversion of debentures into shares, the merger of another company into the Company or of all or part of the assets split off from another company, or when the Company has made a tender offer for securities the consideration for which consists, in whole or in part, of securities to be issued by the Company or, in general, when the increase is carried out in consideration for non-cash contributions.

Article 16. Capital reduction

1.	Capital reductions may be effected by reducing the par value of the shares or by repurchasing them or dividing them into groups for exchange. Capital reductions may be effected in order to return the value of contributions, to release unpaid subscriptions, establish or increase reserves or to restore the balance between the share capital and net assets.

2.	In the event of a capital reduction to return contributions, payment to shareholders may be made in kind in whole or in part, provided the three conditions set forth in Article 64 are concurrently met.

Section 4. Issuance of debentures and other securities

Article 17. Issuance of debentures

The Company may issue debentures on the terms and with the limits established by law.

Article 18. Convertible and exchangeable debentures

1.	Convertible and/or exchangeable debentures may be issued at a fixed (determined or determinable) or variable exchange ratio.

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2.	The pre-emptive rights of the shareholders in connection with the issuance of convertible debentures may be excluded as provided by law.

3.	The shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue simple or convertible and/or exchangeable debentures, including, if applicable, the power to exclude preemptive rights. The board of directors may make use of this delegation on one or more occasions within a maximum period of five years. The shareholders acting at a general shareholders’ meeting may also authorize the board of directors to determine the time when the issuance approved is to be carried out and to set the other terms not specified in the resolution of the shareholders.

Article 19. Issuance of other securities

1.	The Company may issue notes, warrants, preferred stock or other negotiable securities other than those described in the preceding articles.

2.	The shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue such securities. The board of directors may exercise such delegated power on one or more occasions and during a maximum period of five years.

3.	The shareholders at a general shareholders’ meeting may likewise authorize the board of directors to determine the time when the issuance approved is to be effected, and to set all other terms not specified in the resolution adopted at the general shareholders’ meeting, on the terms established by law.

CHAPTER II. GOVERNANCE OF THE COMPANY

Section 1. Corporate decision-making bodies

Article 20. Distribution of powers

1.	The corporate decision-making bodies of the Company are the shareholders acting at a general shareholders’ meeting and the board of directors.

2.	The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or the bylaws. Specifically and merely by way of example, it has the following powers:

(i)	To appoint and remove the directors and to ratify or revoke the interim appointments of such directors made by the board itself, as well as to examine and approve their performance;

(ii)	To appoint and remove the auditors and liquidators;

(iii)	To commence claims for liability against directors, liquidators and auditors;

(iv)	To approve, if appropriate, the annual accounts and corporate management and adopt resolutions on the allocation of results, as well as to approve, also if appropriate, the consolidated annual accounts;

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(v)	To adopt resolutions on the issuance of debentures or other fixed-income securities, any capital increase or reduction, the transformation, merger or splitoff, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment of the bylaws;

(vi)	To authorize the board of directors to increase the share capital, pursuant to the provisions of the Spanish Capital Corporations Law and of these bylaws;

(vii)	To authorize the acquisition of the Company’s own stock;

(viii)	To decide on the exclusion or limitation of pre-emptive rights, without prejudice to the possibility of delegating this power to the directors as provided by law;

(ix)	To decide upon matters submitted to the shareholders at the general shareholders’ meeting by resolution of the board of directors;

(x)	To decide on the application of compensation systems consisting of the delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares, regardless of who the beneficiary of such compensation systems may be;

(xi)	To approve the subsidiarization or contribution to subsidiaries of the operating assets of the Company, thus turning the Company into a mere holding company;

(xii)	To approve, if applicable, the acquisition or disposition of assets whenever, because of the quality and volume thereof, they entail an actual change of the corporate purpose; and

(xiii)	To approve transactions whose effect is tantamount to the liquidation of the Company.

3.	The powers not assigned by law or the bylaws to the shareholders acting at a general shareholders’ meeting shall be exercised by the board of directors.

Section 2. General shareholders’ meeting

Article 21. Regulations applicable to the general shareholders’ meeting

1.	The shareholders acting at the general shareholders’ meeting are the sovereign decisionmaking body of the Company, and the resolutions adopted thereat bind all of the shareholders, including those who are absent, dissent, abstain from voting or do not have the right to vote, all without prejudice to the rights and actions granted to them by the law.

2.	The general shareholders’ meeting shall be governed by the provisions of the bylaws and the law. The legal and bylaw regulation of the meeting shall be further developed and supplemented by the Rules and regulations for the general shareholders’ meeting, which shall contain detailed provisions regarding the call to meeting, the preparation of, provision of information prior to, attendance at and progress of the Meeting and the exercise of political rights by the shareholders thereat. The rules and regulations shall be approved by the shareholders at a meeting at the proposal of the board of directors.

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Article 22. Types of general shareholders’ meetings

1.	General shareholders’ meetings may be ordinary or extraordinary.

2.	The ordinary general shareholders’ meeting must be held within the first six months of each fiscal year in order for the shareholders to review corporate management, approve the annual accounts from the prior fiscal year, if appropriate, and resolve upon the allocation of profits or losses from such fiscal year, to approve, if appropriate, the consolidated annual accounts, without prejudice to their competence to deliberate and resolve on any other matter included in the agenda. An ordinary general shareholders’ meeting shall still be valid even if called or held outside of the applicable time period.

3.	Any general shareholders’ meeting not provided for in the foregoing sub-section shall be deemed an extraordinary general shareholders’ meeting.

4.	All general shareholders’ meetings, whether ordinary or extraordinary, shall be subject to the same rules regarding procedure and powers of the shareholders thereat. The foregoing shall be without prejudice to the specific rules for extraordinary general shareholders’ meetings established by law or the bylaws.

Article 23. Power and duty to call a meeting

1.	The board of directors must call a general shareholders’ meeting:

(a)	When required pursuant to the provisions applicable to the ordinary general shareholders’ meeting as set forth in the preceding article.

(b)	When so requested by shareholders holding at least five percent of share capital, and such request sets forth the matters to be addressed at the meeting; in such case, the general shareholders’ meeting must be called by the board of directors to be held within two months of the date on which a notarial request for such purpose is submitted to the board.

(c)	When it deems it appropriate in the interest of the Company.

2.	The board of directors shall prepare the agenda, which shall necessarily include the matters requested to be addressed.

3.	If the ordinary general shareholders’ meeting is not called within the statutory time period, it may be called, at the request of the shareholders and upon notice thereof being given to the directors, by a judge of the place where the registered office is located, who shall also designate the person who is to preside over such Meeting.

Article 24. Call of a general shareholders’ meeting

1.

Notice of all types of meetings shall be given by means of a public announcement in the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain, on the website of the National Securities Market Commission and

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on the Company’s website (www.santander.com), at least one month prior to the date set for the Meeting, except in those instances in which a different period is established by law

2.	Shareholders representing at least five percent of the share capital may request the publication of a supplement to the call to meeting including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if appropriate, by a substantiated proposal for a resolution. For such purposes, shareholders shall indicate the number of shares held or represented by them. This right must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of the call to Meeting. The supplement to the call shall be published at least fifteen days in advance of the date set for the meeting. In no event may this right be exercised in connection with the call to extraordinary general shareholders’ meetings.

3.	An extraordinary general shareholders’ meeting may be called at least fifteen days in advance of the date set for such meeting by means of a prior resolution expressly adopted at an ordinary general shareholders’ meeting by shareholders representing at least two-thirds of the subscribed capital carrying voting rights. Such resolution shall not remain in effect beyond the date set for the holding of the next ordinary general shareholders’ meeting.

Article 25. Establishment of the general shareholders’ meeting

1.	The general shareholders’ meeting shall be validly established on first call if the shareholders present in person or by proxy hold at least twenty-five percent of the subscribed share capital carrying the right to vote. On second call, the meeting shall be validly established regardless of the capital in attendance.

However, if the shareholders are called upon to deliberate on amendments to the bylaws, including the increase and reduction of share capital, on the transformation, merger, split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad, on the issuance of debentures or on the exclusion or limitation of pre-emptive rights, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty percent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the general meeting shall be held upon second call.

When shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, the resolutions mentioned in the preceding paragraph may only be validly adopted with the favorable vote of two-thirds of the share capital present or represented at the meeting.

2.	Shareholders casting their vote from a distance shall be deemed present for the purposes of constituting a quorum for the meeting in question.

3.	In the event that, in order to validly adopt a resolution regarding one or more of the items on the agenda for the general shareholders’ meeting, applicable law or these bylaws require the presence of a particular quorum and such quorum is not met, the agenda shall be reduced to such other items thereon as do not require such quorum in order for resolutions to be validly adopted.

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Article 26. Right to attend the Meeting

1.	The holders of any number of shares registered in their name in the respective bookentry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of pending subscriptions shall be entitled to attend general shareholders’ meetings.

In order to attend the general shareholders’ meeting, one must obtain the corresponding name-bearing attendance card to be issued with reference to the list of shareholders having such right.

2.	The directors must attend general shareholders’ meetings, but their attendance shall not be required for the meeting to be validly established.

3.	The Chairman of the general shareholders’ meeting may give economic journalists and financial analysts access to the Meeting and, in general, may authorize the attendance of any person he deems fit. However, the shareholders may revoke any such authorization.

4.	Shareholders having the right to attend may cast their vote regarding proposals relating to items included in the agenda for any kind of general shareholders’ meeting, pursuant to the provisions of Articles 33 and 34 of these bylaws.

Article 27. Attendance at the general shareholders’ meeting by proxy

1.	All shareholders having the right to attend the meeting may be represented at a general shareholders’ meeting by giving their proxy to another person, even if such person is not a shareholder. The proxy shall be granted in writing or by electronic means.

2.	Proxies shall be granted specially for each meeting, except where the representative is the spouse or an ascendant or descendant of the shareholder giving the proxy, or where the proxy-holder holds a general power of attorney executed as a public instrument with powers to manage the assets of the represented party in the Spanish territory.

3.	If the directors or another person acting on behalf or in the interest of any of them have made a public solicitation for proxies, the director or other person obtaining such proxy may not exercise the voting rights attaching to the represented shares in connection with any items in respect of which the director or such other person is subject to a conflict of interest, and in any event in connection with decisions relating to (i) his appointment, reelection or ratification, removal, dismissal or withdrawal as director, (ii) the institution of a derivative action [acción social deresponsabilidad] against him, or (iii) the approval or ratification of transactions between the Company and the director in question, companies controlled or represented by him, or persons acting for his account. The foregoing provisions shall not apply to those cases in which a director has received precise voting instructions from the represented party with respect to each of the items submitted to the shareholders at the general shareholders’ meeting, as provided by the Spanish Capital Corporations Law.

In contemplation of the possibility that a conflict arises, a proxy may be granted to another person in the alternative.

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4.	If the proxy has been obtained by means of public solicitation, the document evidencing the proxy must contain or have the agenda attached thereto, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of the law.

5.	When a proxy is granted or notified to the Company by remote means of communication, it shall only be deemed valid if the grant is made:

a)	by hand-delivery or postal correspondence, sending the Company the duly signed and completed attendance and proxy card, or by other written means that, in the judgment of the board of directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b)	by electronic correspondence or communication with the Company, including an electronic copy of the attendance and proxy card; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the electronic signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose in order to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

6.	In order to be valid, a proxy granted or notified by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the shareholders’ meeting is to be held on first call. In the resolution approving the call to the meeting in question, the board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting. Pursuant to the provisions of Article 34.5 below, the board may further develop the foregoing provisions regarding proxies granted by remote means of communication.

7.	A proxy is always revocable. In order to be enforceable, the revocation of a proxy must be notified to the Company by complying with the same requirements established for notification of the appointment of a representative or otherwise result from application of the rules of priority among proxy-granting, distance voting and personal attendance at the meeting that are set forth in the respective announcement of the call to meeting. In particular, attendance at the shareholders’ meeting, whether physically or by casting a distance vote, shall entail the revocation of any proxy that may have been granted, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.

8.	The proxy may include items which, even if not included in the agenda, may be discussed at the shareholders’ meeting because the law so permits. If the proxy does not include such items, it shall be deemed that the shareholder granting the proxy instructs his representative to abstain when such items are put to the vote.

Article 28. Place and time of the Meeting

1.	The general shareholders’ meeting shall be held at the place indicated in the call to meeting, within the municipal area where the Company’s registered office is located.

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However, the meeting may be held at any other place within Spain if so resolved by the board of directors on occasion of the call to meeting.

2.	The general shareholders’ meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company’s registered office, but supplemental locations need not be so located. For all purposes relating to the general shareholders’ meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to be held at the principal location thereof.

3.	If the place of the meeting is not specified in the call to meeting, it shall be deemed that it will be held at the registered office.

Article 29. Presiding committee of the general shareholders’ meeting

1.	The Presiding Committee (Mesa) of the general shareholders’ meeting shall be comprised of its chairman and secretary.

2.	The chairman of the board of directors or, in his absence, the vice chairman serving in his stead pursuant to Article 44, and in the absence of both the chairman and the vice chairman, the director designated by the board of directors, shall preside over general shareholders’ meetings.

3.	The chairman shall be assisted by the secretary for the meeting. The secretary of the board of directors shall serve as secretary for the general shareholders’ meeting. In the event of absence, impossibility to act or vacancy of the secretary, the vice secretary shall serve in his stead, and in the absence of the vice secretary, the director designated by the board itself shall act as secretary.

4.	The chairman shall declare the existence of a valid quorum for the shareholders’ meeting, direct the debate, resolve any questions that may arise in connection with the agenda, end the debate when he deems that an issue has been sufficiently discussed, and in general, exercise all powers necessary for the proper organization and progress of the general shareholders’ meeting.

Article 30. List of attendees

1.	Before the agenda is taken up, the list of attendees shall be prepared, setting forth the name of the shareholders present and that of the shareholders represented and their proxies, as well as the number of shares they hold.

For purposes of a quorum, non-voting shares shall only be counted in the specific cases established in the Spanish Capital Corporations Law.

2.	The list of attendees may also be prepared by means of a file or be supported by computer media. In such cases, the means used shall be set forth in the minutes, and the sealed cover of the file or media shall show the appropriate identification procedure signed by the secretary with the approval of the chairman.

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3.	At the end of the list, the number of shareholders present in person and by proxy shall be determined, indicating separately those who have voted from a distance, as well as the amount of share capital they hold, specifying the capital represented by shareholders with voting rights.

4.	During the meeting, any shareholder entitled to attend the shareholders’ meeting may consult the list of attendees, provided, however, that such request shall not require delaying or postponing the meeting once the chairman has called it to order and that the chairman shall not be required to read the list or provide copies thereof.

Article 31. Right to receive information

1.	From the same date of publication of the call to the general shareholders’ meeting through and including the seventh day prior to the date provided for the Meeting to be held on first call, the shareholders may request in writing such information or clarifications as they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda.

In addition, upon the same prior notice and in the same manner, the shareholders may request in writing such clarifications as they deem are necessary regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting, and regarding the report submitted by the Company’s auditor.

In the case of the ordinary general shareholders’ meeting and in such other cases as are established by law, the notice of the call to meeting shall contain appropriate information with respect to the right to examine at the Bank’s registered office, and to obtain immediately and free of charge, the documents to be submitted for approval by the shareholders acting at the meeting and any reports required by the law.

2.	During the course of the general shareholders’ meeting, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda or request clarifications regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting and regarding the report submitted by the Company’s auditor.

3.	The directors shall be required to provide the information requested under the provisions of the two preceding sub-sections in the manner and within the periods provided by the law, except in those cases in which it is legally inadmissible and, in particular, when, prior to specific questions being asked by the shareholders, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website, or when the chairman believes that the publication of such information may prejudice the corporate interest. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

Article 32. Deliberations at the general shareholders’ meeting

1.	Once the list of attendees has been prepared, the chairman shall, if appropriate, declare the general shareholders’ meeting to be validly established and shall determine whether the shareholders at the Meeting may address all of the matters included in the agenda or should instead limit themselves to addressing some of them.

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2.	The chairman shall call the meeting to order, submit to a debate the matters included in the agenda, and direct the debate in a manner such that the meeting progresses in an orderly fashion, pursuant to the provisions of the rules and regulations for the general shareholders’ meeting and other applicable regulations.

3.	Once a matter has been sufficiently debated, the chairman shall submit it to a vote.

Article 33. Voting

1.	Each item on the agenda shall be separately submitted to a vote.

2.	As a general rule, and without prejudice to the possibility of using other alternative means as determined by the chairman, the voting on the proposed resolutions referred to in the preceding sub-section shall be carried out in accordance with the voting procedure contemplated in the rules and regulations for the general shareholders’ meeting and other applicable regulations.

Article 34. Distance voting

1.	Shareholders entitled to attend and to vote may cast their vote on proposals relating to items on the agenda for any general shareholders’ meeting by the following means:

(i)	by hand-delivery or postal correspondence, sending the Company the duly signed attendance and voting card (together with the ballot form, if any, provided by the company), or other written means that, in the judgment of the board of directors recorded in a resolution adopted for such purpose, allows for the due verification of the identity of the shareholder exercising his voting rights; or

(ii)	by electronic correspondence or communication with the Company, which shall include an electronic copy of the attendance and voting card (together with the ballot form, if any, provided by the Company); such electronic copy shall include the shareholder’s electronic signature or other form of identification of the shareholder, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose to ensure that this voting system includes adequate assurances regarding authenticity and the identity of the shareholder exercising his vote.

2.	In order to be valid, a vote cast by any of the aforementioned means must be received by the Company before midnight on the third day prior to the date the shareholders’ meeting is to be held on first call. Otherwise, the vote shall be deemed not to have been cast. The board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

3.	Shareholders casting their vote from a distance pursuant to the provisions of this article shall be deemed present for the purposes of constituting a quorum for the general shareholders’ meeting in question. Therefore, any proxies granted prior to the casting of such vote shall be deemed revoked and any such proxies thereafter granted shall be deemed not to have been granted.

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4.	Any vote cast from a distance as set forth in this article shall be rendered void by physical attendance at the Meeting by the shareholder who cast such vote or by a transfer of shares of which the Company becomes aware.

5.	The board of directors may expand upon the foregoing provisions, establishing such instructions, rules, means and procedures to document the casting of votes and grant of proxies by remote means of communication as may be appropriate, in accordance with the state of technology and conforming to any regulations issued in this regard and to the provisions of these bylaws.

Furthermore, in order to prevent potential deception, the board of directors may take any measures required to ensure that anyone who has cast a distance vote or granted a proxy is duly empowered to do so pursuant to the provisions of these bylaws.

Any implementing rules adopted by the board of directors pursuant to the provisions hereof shall be published on the Company’s website.

6.	Remote attendance at the shareholders’ meeting via simultaneous teleconference and the casting of a remote, electronic vote shall be governed by the rules and regulations for the general meeting.

The rules and regulations for the general meeting may give the board of directors the power to set regulations regarding all required procedural aspects, including, among other issues, how early a shareholder must connect in order to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the length of the period, if any, prior to the meeting within which those who will attend by means of data transmission must send their participation statements and proposed resolutions, the identification that may be required of such remote attendees, and their impact on how the list of attendees is compiled, all in compliance with the Law, the bylaws and the rules and regulations for the general shareholders’ meeting.

Article 35. Approval of resolutions

1.	The majority required to approve a resolution shall be obtained with the favorable vote of one-half plus one of the voting shares present or represented at the general shareholders’ meeting. Excepted from the foregoing shall be those instances in which the law or these bylaws require a greater majority.

2.	The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent. Non-voting shares shall have the right to vote in the specific cases laid down in the Spanish Capital Corporations Law.

Article 36. Minutes of the meeting

1.	The secretary for the meeting shall draw up the minutes of the meeting, which, once approved, shall be recorded in the corresponding minute book.

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2.	The minutes of the meeting may be approved by the shareholders after the meeting has been held, or otherwise within a period of fifteen days by the chairman and two inspectors, one on behalf of the majority and the other on behalf of the minority.

3.	The board of directors may request the presence of a notary to draw up minutes of the meeting.

4.	The rules and regulations for the general shareholders’ meeting may require that the minutes of the general shareholders’ meeting be notarized in all cases.

5.	The secretary, and if applicable, the vice secretary, with the approval of the chairman, or if applicable, of the vice chairman acting in his stead, shall have the power to issue certifications of the minutes of the meetings and of the resolutions adopted by the shareholders thereat.

6.	Any shareholder that has voted against a particular resolution shall be entitled to have its opposition to the resolution adopted recorded in the minutes of the general shareholders’ meeting.

Section 3. The board of directors

Article 37. Structure of the board of directors

1.	The Company shall be managed by a board of directors.

2.	The board of directors shall be governed by such legal provisions as are applicable thereto and by these bylaws. In addition, the board shall approve a set of rules and regulations of the board of directors, which shall contain rules of operation and internal organization by way of further development of the aforementioned legal and bylaw provisions. The shareholders at a general shareholders’ meeting shall be informed of the approval of the rules and regulations of the board of directors and of any subsequent amendments thereto.

Article 38. Management and supervisory powers

1.	The board of directors has the widest powers to manage the company, and except for those matters exclusively within the purview of the shareholders at a general shareholders’ meeting, is the highest decision-making body of the company.

2.	Notwithstanding the foregoing, the board shall exercise, without the power of delegation, such powers as are reserved for it by law, as well as such other powers as are required for a responsible discharge of the general duty of supervision.

3.	The rules and regulations of the board shall set forth a detailed description of the responsibilities reserved for the board of directors.

Article 39. Powers of representation

1.	The power to represent the company, in court and out of court, is vested in the board of directors acting collectively.

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2.	The chairman of the board also has the power to represent the company.

3.	The secretary of the board and the vice secretary, if any, have the necessary representative powers to convert into public instruments the resolutions adopted by the shareholders at a general shareholders’ meeting and the resolutions of the board and to apply for registration thereof.

4.	The provisions of this article are without prejudice to any other powers of attorney, whether general or special, that may be granted.

Article 40. Creation of shareholder value

1.	The board of directors and its representative decision-making bodies shall exercise their powers and, in general, perform their duties with a view to maximizing the value of the company in the interest of the shareholders.

2.	Additionally, the board shall ensure that the Company faithfully complies with applicable law, respects the uses and good practices of the industries or countries where it carries out its activities and observes the additional principles of social responsibility that it has voluntarily accepted.

Article 41. Quantitative composition of the board

1.	The board of directors shall be composed of not less than fourteen and not more than twenty-two members, appointed by the shareholders acting at a general shareholders’ meeting.

2.	It falls upon the shareholders at a general shareholders’ meeting to set the number of members of the board within the aforementioned range. Such number may be set indirectly by the resolutions adopted by the shareholders at a general shareholders’ meeting whereby directors are appointed or their appointment is revoked.

Article 42. Qualitative composition of the board

1.	The shareholders at the general shareholders’ meeting shall endeavor to ensure that the board of directors is made up such that external or non-executive directors represent a large majority over executive directors, and that a reasonable number of the former are independent directors. The shareholders at the general shareholders’ meeting shall likewise endeavor to ensure that independent directors represent at least one-third of the total number of directors.

2.	The provisions of the preceding paragraph do not affect the sovereignty of the shareholders acting at the general shareholders’ meeting or detract from the effectiveness of the proportional system, which shall be mandatory whenever there is a voting trust pursuant to the provisions of the Spanish Capital Corporations Law.

3.	For purposes of these bylaws, the terms external director, proprietary director, independent director and executive director shall have the meaning ascribed to such terms in these bylaws or in the rules and regulations of the board of directors.

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Article 43. Chairman of the board

1.	The chairman of the board shall be chosen from among its members.

2.	The chairman of the board shall call board of directors’ meetings and direct debate thereat.

Article 44. Vice chairman of the board

1.	The board shall also designate one or more vice chairmen who, if more than one, shall be numbered consecutively.

2.	The vice chairman or vice chairmen, in the established numerical sequence, and in the their absence, the appropriate director according to a numerical sequence established by the board of directors, shall replace the chairman in the event of absence or impossibility to act or illness.

Article 45. Secretary of the board

1.	The secretary of the board of directors shall always be the general secretary of the company.

2.	The secretary shall ensure the formal and substantive legality of all action taken by the board, ensure observance of the good governance recommendations adopted by the company and ensure that governance procedures and rules are observed and regularly reviewed.

3.	The board of directors may appoint a vice secretary in order that he shall assist the secretary of the board of directors or replace him in the event of absence, impossibility to act or illness.

4.	In the event of absence or impossibility to act, the secretary and the vice secretary of the board may be replaced by the director appointed by the board itself from among the directors present at the meeting in question. The board may also resolve that any employee of the company act as such interim replacement.

5.	The general secretary shall also be the secretary of all the committees of the board.

Article 46. Meetings of the board of directors

1.	The board shall meet with the frequency required for the proper performance of its duties, and shall be called to meeting by the chairman. The chairman shall call board meetings on his own initiative or at the request of at least three directors.

2.	The agenda shall be approved by the board at the meeting itself. Any board member may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.

3.	Any person invited by the chairman may attend board meetings.

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Article 47. Conduct of the meetings

1.	Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

2.	When unable to attend in person, the directors may grant a proxy to another director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes.

3.	Board meetings may be held in several rooms at the same time, provided interactivity and intercommunication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting at all such rooms is thereby ensured. In such case, the connection system and, if applicable, the places where the technical means required to attend and participate in the meeting are available shall be set forth in the call to meeting. Resolutions shall be deemed to have been adopted at the place where the chairman is.

4.	On an exceptional basis, and provided no director is opposed thereto, the board may also act in writing and without a meeting. In this latter case, the directors may cast their votes and make such comments as they wish to have recorded in the minutes by e-mail.

5.	Except in those cases in which a greater majority is specifically required pursuant to a provision of the law, the bylaws or the rules and regulations of the board, resolutions shall be adopted by an absolute majority of the directors present in person or by proxy. The chairman shall have a tie-breaking vote.

6.	All resolutions adopted by the board of directors shall be recorded in minutes authorized under the signature of the chairman and the secretary. Board of directors’ resolutions shall be evidenced by means of a certificate issued by the secretary of the board or by the vice secretary, as the case may be, with the approval of the chairman or the vice chairman, as applicable.

7.	Any of the chairman, the vice chairman or vice chairmen, the managing director(s) and the secretary of the board, acting severally, shall have standing powers to have the resolutions of the board of directors converted into a public instrument, all without prejudice to the express authorizations established in applicable laws and regulations.

Section 4. Delegation of the powers by the board

Article 48. The executive chairman

1.	The chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Company, vested with such powers as are required to hold office in such capacity. Considering his particular status, the executive chairman shall have the following powers and duties, among others set forth in these bylaws or in the rules and regulations of the board:

a)	To ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are duly carried out.

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b)	To be responsible for the overall inspection of the Bank and all services thereof.

c)	To hold discussions with the managing director and the general managers in order to inform himself of the progress of the business.

2.	The board of directors shall delegate to the chairman all its powers, except for those that are legally non-delegable or that may not be delegated pursuant to the provisions of these bylaws or the rules and regulations of the board.

3.	The chairman shall be appointed to hold office for an indefinite period and shall require the favorable vote of two-thirds of the members of the board.

Article 49. Other managing directors

1.	Regardless of the provisions of the preceding article, the board may appoint from among its members one or more managing directors, granting them such powers as it deems appropriate. The powers which the law, these bylaws or the rules and regulations of the board reserve for the board sitting as a full body may under no circumstances be delegated.

2.	The assignment to the chairman and to any other member of the board of executive standing powers, either general or relating to an specific sector, other than the supervisory and collective decision-making powers inherent in the position of director may be made by organic delegation, by means of general powers of attorney or through other types of agreements and shall be approved by a two-thirds majority of the board. The members of the board to whom such powers are delegated shall be deemed to be executive directors.

The resolution whereby such powers are assigned or delegated shall determine the scope of the powers granted to the executive director, the compensation he is to receive and all other terms and conditions of the relationship, which shall be included in the respective contract.

Article 50. Committees of the board of directors

1.	Without prejudice to such powers as may be delegated individually to the chairman or any other director and to the power of the board of directors to establish committees for each specific area of business, the board of directors shall establish an executive committee, to which general decision-making powers shall be delegated, and a risk committee, to which powers shall be delegated primarily in connection with risks.

2.	The board may also establish committees with supervisory, reporting, advisory and proposal-making powers in connection with the matters within their scope of authority, and must in any event establish an audit and compliance committee and an appointments and remuneration committee.

3.	To the extent not provided for in these bylaws, the operation of the committees of the board shall be governed by the provisions of the rules and regulations of the board.

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Section 5. Committees of the board of directors

Article 51. Executive committee

1.	The executive committee shall consist of a minimum of five and a maximum of twelve directors. The chairman of the board of directors shall also be the chairman of the executive committee.

2.	Any permanent delegation of powers to the executive committee and all resolutions adopted for the appointment of its members shall require the favorable vote of not less than two-thirds of the members of the board of directors.

3.	The permanent delegation of powers by the board of directors to the executive committee shall include all of the powers of the board, except for those which cannot legally be delegated or which may not be delegated pursuant to the provisions of these bylaws or of the rules and regulations of the board.

4.	The executive committee shall meet as many times as it is called to meeting by its chairman or by the vice chairman replacing him.

5.	The executive committee shall report to the board of directors on the affairs discussed and the decisions made at its meetings and shall make available to the members of the board a copy of the minutes of such meetings.

Article 52. Risk committee

1.	The board of directors shall establish a risk committee, which shall be executive in nature, to which risk management powers shall be entrusted.

2.	The risk committee shall be composed of a minimum of four and a maximum of six directors.

3.	The rules and regulations of the board shall govern the composition, operation and powers of the risk committee.

4.	The delegation of powers to the risk committee and the resolutions appointing the members thereof shall require the affirmative vote of not less than two-thirds of the members of the board.

Article 53. Audit and compliance committee

1.	The audit and compliance committee shall consist of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive, with independent directors having majority representation.

2.	The members of the audit and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, skills and experience in the areas of accounting, auditing or risk management.

3.	The audit and compliance committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit and compliance committee shall be replaced every four years, and may be re-elected once after the passage of one year from the date on which his term of office expired.

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4.	The audit and compliance committee shall have at least the following powers and duties:

(i)	Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

(ii)	Supervise the effectiveness of the Bank’s internal control, the internal audit and the risk management systems, and discuss with the auditor any significant weaknesses detected in the internal control system during the conduct of the audit.

(iii)	Supervise the process of preparation and submission of regulated financial information.

(iv)	Propose to the board of directors, for submission by it to the shareholders at the general shareholders’ meeting the appointment of the auditor, pursuant to the rules and regulations applicable to the Company.

(v)	Establish appropriate relationships with the auditor to receive information on those issues that might jeopardize the independence thereof, for examination by the audit and compliance committee, and on any other issues relating to the financial statements audit process, as well as maintain such other communication as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations.

In any event, the audit and compliance committee shall receive annually from the auditor written confirmation of its independence in relation to the Company or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements.

(vi)	Issue, on an annual basis and prior to the issuance of the auditor’s report, a report stating an opinion on the independence of the auditor. Such report shall, in all cases, contain an opinion regarding the provision of the additional services mentioned in subsection (v) above.

5.	The audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit and compliance committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit and compliance committee may also require that the auditor attend such meetings. One of its meetings shall be devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Company and preparing the information that the board is to approve and include in the annual public documents.

6.	Meetings of the audit and compliance committee shall be validly held when at least one half of its members are present in person or by proxy. The committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a

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tie, the chairman of the committee shall have a tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the audit and compliance committee shall be recorded in a minute book, and every one of such minutes shall be signed by the chairman and the secretary.

7.	The rules and regulations of the board shall further develop the rules applicable to the audit and compliance committee established in this article.

Article 54. Appointments and remuneration committee

1.	An appointments and remuneration committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to compensation, appointment and withdrawal of directors.

2.	The appointments and remuneration committee shall be composed of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive directors, with independent directors having majority representation.

3.	The members of the appointments and remuneration committee shall be appointed by the board of directors taking into account the directors’ knowledge, skills and experience and the responsibilities of the committee.

4.	The appointments and remuneration committee must in all events be presided over by an independent director.

5.	The rules and regulations of the board of directors shall govern the composition, operation and powers and duties of the appointments and remuneration committee.

Section 6. Status of Directors

Article 55. Term of office

1.	One-third of the board shall be renewed every year, following the order established by the length of service on the board, according to the date and order of the respective appointment. This means that the term of office of directors shall be of three years. Outgoing directors may be re-elected.

2.	The directors who have been designated by interim appointment to fill vacancies may be ratified in their position at the first general shareholders’ meeting that is held following such designation.

3.	A director who ends his term of office or, for any other reason, ceases to act as such, shall, for a term of two years, be barred from serving in another entity that is a competitor of the company.

The board of directors, may, if it deems it appropriate, relieve the outgoing director from this restriction or reduce it to a lesser period.

Article 56. Withdrawal of directors

1.	Directors shall cease to hold office upon the expiration of the term of office for which they have been appointed, and when it is so resolved by the shareholders at the general shareholders’ meeting in the exercise of the powers granted to them. In the first case,

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such withdrawal from office shall take effect on the date of the first general shareholders’ meeting following the date of expiration of the term of office for which they were appointed, or upon expiration of the statutory period for calling the general shareholders’ meeting that is to resolve on the approval of the financial statements for the prior fiscal year.

2.	The directors shall tender their resignation to the board of directors and formally resign from their position if the board, upon the prior report of the appointments and remuneration committee, deems it appropriate, in those cases that might adversely affect the operation of the board or the credit and reputation of the Company and, particularly, when they are prevented by any legal prohibition against or incompatibility with holding such office.

Article 57. Liability of directors

1.	The directors shall be liable to the Company, to the shareholders, and to the Company’s creditors for any damage they may cause by acts or omissions contrary to law or to the bylaws or by any acts or omissions contrary to the duties inherent in the exercise of their office.

2.	All the members of the board of directors that carried out such act or adopted the prejudicial resolution shall be jointly and severally liable, except for those members who can prove that, not having participated in the adoption and execution of such act or resolution, they were unaware of its existence, or, if aware of it, did all that was appropriate to avoid the damage caused, or at least expressly opposed it.

3.	Under no circumstances shall the fact that the prejudicial act or resolution was approved, authorized or ratified by the shareholders at the general shareholders’ meeting be considered grounds for a release from liability.

Article 58. Compensation of directors

1.	The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the board of directors by the shareholders at the general shareholders’ meeting or by the board itself exercising its power to make interim appointments to fill vacancies.

2.	The compensation referred to in the preceding paragraph shall be paid as a share in profits and bylaw-mandated compensation, and shall have two components: (a) an annual amount and (b) attendance fees. Attendance fees shall be paid in advance on account of the profits for the fiscal year.

The specific amount payable for the above-mentioned items to each of the directors shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

The aggregate amount of the compensation established in this sub-section shall be equal to one percent of the profit of the Company for the fiscal year, provided, however, that the board may resolve that such percentage be reduced in those years in which it so deems justified.

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3.	In addition to the compensation systems set forth in the preceding paragraphs, the directors shall be entitled to receive compensation by means of the delivery of shares or option rights thereon, or by any other compensation system referenced to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting. Such resolution shall determine, as the case may be, the number of shares to be delivered, the exercise price of the options, the value of the shares used as a reference and the duration of such compensation system.

4.	Independently of the provisions of the preceding paragraphs, the directors shall also be entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the appointments and remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties in the Company, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

5.	The Company shall take out liability insurance for its directors on such terms as are customary and commensurate with the circumstances of the Company itself.

Article 59. Transparency of the director compensation system

1.	The board of directors shall, on an annual basis, approve a report on the director compensation policy, which shall include complete, clear and understandable information regarding (i) the overall summary of the application of such policy during the last fiscal year, including a breakdown of the individual compensation accrued by each director during such fiscal year, (ii) the policy approved by the board for the current year and (iii) the policy, if any, planned for future years. This report shall be made available to the shareholders when the ordinary general shareholders’ meeting is called and shall be submitted to a consultative vote thereof as a separate item on the agenda. The contents of the report shall be governed by the provisions of the rules and regulations of the board.

2.	In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable, pursuant to Articles 49 and 58.4, for the performance of executive duties entrusted to the executive directors of the Company.

Section 7. Corporate governance report and website

Article 60. Annual corporate governance report

1.	The board of directors shall prepare an annual corporate governance report which shall specifically focus on (i) the level of compliance with the good governance recommendations set forth in the official reports; (ii) the conduct of the general shareholders’ meeting and proceedings therein; (iii) related-party transactions and intragroup transactions; (iv) the ownership structure of the Company; (v) the management structure of the Company; and (vi) risk control systems.

2.	The annual corporate governance report shall be made available to the shareholders on the Company’s website no later than the date of publication of the call to the ordinary general shareholders’ meeting that is to review the annual accounts for the fiscal year to which such report refers.

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Article 61. Website.

1.	The Company shall have a website (www.santander.com) through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Company.

2.	The board of directors may approve the amendment, removal or relocation of the website. The amendment, removal or relocation resolution shall be registered with the Commercial Registry and published in the Official Gazette of the Commercial Registry, as well as on the amended, removed or relocated website for thirty days following insertion of the resolution in the Official Gazette of the Commercial Registry.

3.	Without prejudice to any additional documentation required by applicable regulations, the Company’s website shall include at least the information and documents set forth in the rules and regulations of the board.

4.	On occasion of the call to general shareholders’ meetings, an electronic shareholders’ forum shall be enabled for use on the Company’s website, to which both individual shareholders and any voluntary associations that they may create as provided by law will have access, with all due assurances, in order to facilitate their communication prior to the holding of general shareholders’ meetings. The regulations for the electronic shareholders’ forum may be further developed by the rules and regulations for the general shareholders’ meeting, which, in turn, may entrust to the board of directors the regulation of all required procedural aspects.

CHAPTER III. OTHER PROVISIONS

Section 1. Annual accounts

Article 62. Submission of the annual accounts

1.	The company’s fiscal year shall coincide with the calendar year, commencing on 1 January and ending on 31 December of each year.

2.	Within a maximum period of three months from the closing date of each fiscal year, the board of directors shall draft the annual accounts, which shall include the balance sheet, the profit and loss statement, the annual report to the accounts, the statement of changes in the shareholders’ equity and the statement of cash flows, the management report and the proposed allocation of profits or losses, and, if applicable, the consolidated accounts and management report.

3.	The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy, and shall also endeavor to ensure that the auditor likewise discloses its considerations in this regard.

4.	The annual accounts and the management report of the Company shall be reviewed by the auditors appointed by the shareholders at the general shareholders’ meeting prior to the end of the fiscal year to be audited, for a specified term which may not be less than three years or greater than nine, from the date of the beginning of the first fiscal year to be audited. The auditors may be re-elected by the shareholders at the general shareholders’ meeting for maximum terms of three years following the expiration of the original term.

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Article 63. Approval of the accounts and allocation of results

1.	The annual accounts shall be submitted to the shareholders for approval at the general shareholders’ meeting.

2.	Once the annual accounts have been approved, the shareholders at the general shareholders’ meeting shall resolve on the allocation of the results for the fiscal year.

3.	Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, once the payments required by the law and these bylaws have been made and provided the shareholders’ equity disclosed in the accounts is not or, as a result of the distribution, is not reduced to less than the share capital. If there are any losses from prior fiscal years that reduce the Company’s shareholders’ equity below the amount of the share capital, the earnings shall be used to offset such losses.

4.	The shareholders at the general shareholders’ meeting shall decide the amount, time and form of payment of the dividends, which shall be distributed among the shareholders in proportion to their paid-up capital.

5.	The shareholders at the general shareholders’ meeting and the board of directors may make resolutions as to the distribution of interim dividends, subject to such limitations and in compliance with such requirements as are established by the law.

Article 64. Dividends in kind

The shareholders at the general shareholders’ meeting may resolve that dividends be paid in kind in whole or in part, provided that:

(i)	the property or securities to be distributed are of the same nature;

(ii)	they have been admitted to listing on an official market as of the effective date of the resolution, or liquidity is duly guaranteed by the Company within a maximum period of one year; and

(iii)	they are not distributed for a value that is lower than the value at which they are recorded on the Company’s balance sheet.

Article 65. Deposit of the annual accounts

Within the month following the approval of the annual accounts, the board of directors shall file with the commercial registry of the place where the registered office of the Bank is located, for deposit, a certificate setting forth the resolutions adopted at the general shareholders’ meeting

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approving the annual accounts and setting forth the allocation of results. It shall also attach to such certificate a copy of each of such accounts as well as of the management report, if applicable, and of the auditors’ report.

Section 2. Dissolution and liquidation of the Company

Article 66. Dissolution of the Company

The Company shall be dissolved in the instances and subject to the requirements established by applicable law.

Article 67. Liquidators

1.	Once the Company has been dissolved, all of the members of the board of directors whose appointment is current and registered with the commercial registry shall become liquidators by operation of law, unless the shareholders acting at a general shareholders’ meeting have appointed other liquidators in the resolution providing for the dissolution of the Company.

2.	If there is not an odd number of directors, the youngest director shall not act as liquidator.

Article 68. Representation of the dissolved Company

In the event of dissolution of the Company, each of the liquidators acting jointly and severally shall have the power to represent it.

Article 69. Supervening assets and liabilities

1.	If corporate property appears after the entries relating to the Company have been cancelled, the liquidators shall assign to the former shareholders the additional share to which they may be entitled, for which purpose such property shall be first converted into cash where necessary.

After the passage of six months from the date on which the liquidators were required to comply with the provisions of the foregoing, without the former shareholders having been assigned the additional share, or in the absence of liquidators, any interested party may file a petition with the court of the place where the company’s last registered office was located for the appointment of a person to replace the liquidators in the performance of their duties.

2.	The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraudulent or negligent conduct.

3.	In order to comply with formal requirements relating to legal acts performed prior to the cancellation of the entries of the Company, or whenever necessary, the former liquidators may formalize legal acts in the name of the defunct company following its cancellation in the registry. In the absence of liquidators, any interested party may file a petition for formalization by the court of the place where the last registered office of the Company was located.

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Section 3. General provisions

Article 70. Forum

The shareholders hereby waive the jurisdiction otherwise applicable to them and expressly submit to the jurisdiction of the courts sitting in the place where the registered office of the Bank is located.

Article 71. Communications

Without prejudice to the provisions of these bylaws with respect to proxy-granting, distance voting, and attendance at shareholders’ meetings via teleconference, any required or voluntary communications and information among the company, its shareholders, and the directors, regardless of the party issuing or receiving them, may be effected by electronic or data-transmission means, except in the cases expressly excluded by the law and respecting at all times the guarantees of security and the rights of shareholders, to which end the board of directors may establish appropriate technical mechanisms and procedures, which it shall publish on the Company’s website.

* * *

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ANNEX 10

Current Bylaws of Banesto

BANCO ESPAÑOL DE CREDITO, S.A.

BYLAWS

TITLE ONE

COMPANY INCORPORATION, CORPORATE PURPOSE, NAME AND REGISTERED OFFICE

ARTICLE 1. Registered name and applicable rules and regulations

The company’s registered name is BANCO ESPAÑOL DE CREDITO, SOCIEDAD ANONIMA and it is governed by these bylaws, by the legislation applicable to joint stock companies in general and to private banks in particular.

ARTICLE 2. Corporate purpose

1. The company’s corporate purpose consists of the activities typical of private banks in general, including specifically those itemised in article 175 of Spain’s Code of Commerce and other prevailing legislation governing entities of this nature.

2. The activities comprising the corporate purpose may be performed by the company in whole or in part on an indirect basis through ownership of shares or equity investments in other companies with an identical or similar corporate purpose.

ARTICLE 3. Registered office

1.	The company’s registered business office is Avenida Gran Vía de Hortaleza, 3 in Madrid, Spain.

2.	The board of directors may resolve to change the location of the business office within the same municipal area.

3.	The company may, pursuant to board resolutions to this effect, set up, move or close branches, agencies, representative offices or other offices in Spain and abroad.

4. The company’s website is: www.banesto.es/webcorporativa. The board may resolve to eliminate or move the domain of the company’s website.

ARTICLE 4. Duration of the company

The company commenced its activities on 1 July 1902, having been incorporated as a perpetual duration corporation.

TITLE TWO

SHARE CAPITAL AND SHARES. ISSUANCE OF OTHER SECURITIES

Section One. Share capital and its variants

ARTICLE 5. Share capital

The company’s share capital amounts to 543,035,570.42 euros (FIVE HUNDRED AND FORTY-THREE MILLION, THIRTY-FIVE THOUSAND, FIVE HUNDRED AND SEVENTY EUROS AND FORTY-TWO CENTS) and is represented by 687,386,798 shares, each with a par value of 0.79 euros (SEVENTY-NINE CENTS), numbered from 1 to 687,386,798, both inclusive, all of the same series and all fully subscribed and paid up.

ARTICLE 6. Increasing share capital

1. Notwithstanding the foregoing or that set out below, share capital can be increased if so resolved at a general meeting duly called to this end, subject to compliance with the attendance quorum stipulated under prevailing applicable legislation. The shareholders in general meeting, at the proposal of the board of directors, shall determine the terms and conditions of each new issue and the board of directors shall be empowered by the shareholders to execute the resolutions adopted to this end at the general meeting.

2. Capital may be increased by issuing new shares or by increasing the par value of existing shares. In both instances the capital increase may be booked against new cash or non-cash contributions to the company’s equity, including the offset of credit claims against the company, or charged to retained earnings or reserves as per the most recent balance sheet authorised for issue. The capital increase may also be booked partially against new contributions to equity and partially with a charge to retained earnings or unrestricted reserves.

ARTICLE 7. Pre-emptive subscription rights

1. When share capital is increased by means of the issuance of new shares booked against cash contributions or with a full or partial charge to reserves or retained earnings, existing shareholders shall be entitled to subscribe pre-emptively to these shares on the terms and conditions stipulated under law or, as the case may be, by the governing body authorising their issuance. Shareholders that do not hold enough shares to entitle them to at least one newly-issued share can pool their shares for the purpose of exercising their pre-emptive rights.

2. Notwithstanding the foregoing, if deemed in the company’s best interest, the shareholders in general meeting, and, where appropriate, in accordance with the next article, the board of directors may resolve to waive shareholders’ pre-emptive subscription rights in whole or in part, subject to compliance with the stipulations laid down in prevailing legislation.

3. Pre-emptive subscription rights shall not apply when the capital increase is the result of the conversion of bonds into shares, the absorption by one company of some or all of the equity spun-out from another company or when the company has made a public tender for securities offering securities issued by the company as some or all of the consideration or, in general, when the capital increase is booked against non-cash contributions.

ARTICLE 8. Authorised capital

1. The shareholders in general meeting may empower the board of directors to resolve to increase share capital on one or more occasions up to a specific limit, when and in the amount it so determines, subject to compliance with the limits and requirements laid down in law. The powers so delegated in the board may include that of waiving or curtailing pre-emptive subscription rights.

2. The shareholders in general meeting may also empower the board to determine the date on which the capital increase resolution already ratified shall be executed and to establish all the terms and conditions not already specified at the meeting. The board of directors may exercise its delegated powers in whole or in part and may even refrain from exercising them so long as its decision is justifiably attributable to market conditions, the company’s circumstances or any other material event or cause that warrants such a decision, giving account thereof at the first general meeting called after the term for execution has lapsed.

ARTICLE 9. Decreasing capital

1. Capital may be reduced by reducing the par value of existing shares or by cancelling or grouping them. Capital may be reduced in order to repay capital contributions, forgive the obligation to make outstanding committed contributions, to establish or replenish reserves or to re-establish a balance between the company’s capital and its equity, which may have been depleted as a result of losses.

2. If capital is reduced to repay shareholder contributions, the shareholders may be paid, wholly or partially, in-kind, so long as the three conditions stipulated in article 63.5 of these bylaws are met simultaneously.

Section two. The shares

ARTICLE 10. Share representation form

1.	The shares are represented by book entries and are governed by prevailing securities market and other applicable legislation. The shares are considered movable securities.

2.	The company’s book-entry registry shall be maintained by the entity or entities tasked with such duty under the law. The entity tasked with maintaining the book-entry registry shall provide the company with the information needed to identify its shareholders and the company shall keep its own shareholder identity records.

3.	The person whose name appears as lawful holder in the entries in the records of the entity in charge of the book-entry registry shall be deemed the legitimate holder thereof, and therefore, may demand the rights conferred by shares of the company.

4.	Any amendments made to the characteristics of the shares represented by book-entry form shall be publicly disclosed, once the related resolution has been ratified in keeping with the provisions of the consolidated text of the Corporate Enterprises Act and prevailing securities market regulations, in the Official Journal of the Mercantile Registry and in one of the most widely-read newspapers in the province of Madrid.

5.	In the event of persons or entities formally acting as shareholders under a fiduciary agreement, trust, or other similar title, the company may require the same to provide the particulars of the beneficial owners of the shares, as well as information pertaining to their transfer or the creation of liens thereon.

ARTICLE 11. Shareholder rights

1. The shares are subject to that laid down in law and other applicable provisions in respect of their acquisition and use.

2. The company shall not recognise the right to exercise the voting and other political rights deriving from shareholdings acquired in the company in breach of these laws and provisions.

3. The company shall disclose publicly, in the manner stipulated under applicable regulations, the shareholdings of its shareholders when the circumstances obliging said disclosure are met.

4. The rights and obligations conferred by the shares belong to their lawful holders and must be exercised vis-à-vis the company in keeping with the principles of loyalty and good faith. Ownership of a share implies the upholding of the company’s bylaws and shareholder resolutions.

5. Each share represents a percentage interest in the company’s share capital, confers the status of shareholder on its lawful holder, entitling the latter to participate in the distribution of profits and any liquidating dividend, to subscribe pre-emptively for newly-issued shares or convertible bonds, to challenge corporate resolutions, to receive information and to attend and vote at general meetings, all of which in keeping with prevailing legislation and these bylaws.

6. The heirs or creditors of a shareholder may not under any pretext apply to encumber the company’s assets or securities or to get involved in any form in its management.

ARTICLE 12. Collateral over shares

1. The creation of limited in-rem rights or other liens on shares must be recorded in the corresponding entry of the book-entry registry.

2. The establishment of a pledge over the company’s shares shall entitle the pledgee to the corresponding shareholder rights if so established in the deeds formalising the pledge, in which case the provisions of article 11 of these bylaws shall apply.

If the owner breaches the obligation to pay up its shares in full, the pledgee may elect to settle the obligation in the owner’s place or call in the pledge.

Registration of the pledge is equivalent to conveyance of title.

3. In the case of usufruct over shares, shareholder status resides with the bare owner; however the usufructuary shall be entitled to the dividend approved by the company during the term of usufruct. The bare owner retains the right to exercise all other shareholder rights. The usufructuary is obliged to facilitate the bare owner’s exercise of these rights.

4. In cases of other limited in rem rights on shares, voting and related rights shall be exercised by the direct owner thereof.

ARTICLE 13. Co-ownership of shares

1. The shares are indivisible vis-à-vis the company, which shall only recognise one owner per share.

2. Shares that are jointly owned shall be registered in the respective book-entry registry in the name of all co-owners. However, the co-owners of a share shall appoint a single person to exercise shareholder rights and shall be jointly and severally liable to the company for all obligations deriving from their status as shareholders.

The same rule shall apply in all other instances of co-ownership of rights over shares.

ARTICLE 14. Transfer of shares

1.	Shares and the economic rights attaching thereto, including pre-emptive subscription rights, may be transferred by any means permitted under law.

2.	New shares may not be transferred until the equity issue has been registered with the Mercantile Registry.

3.	Shares shall be transferred by means of book entries.

4.	The registration of the transfer in favour of the transferee shall have the same effect as delivery of the securities.

ARTICLE 15. Payments outstanding

1. In the event of outstanding payments on partially paid-up shares, the board of directors shall establish the amount of the corresponding sums to be paid in and the dates on which they have to be paid in, serving notice to this end in the Official Journal of the Mercantile Registry with at least one month’s notice. The deadline for paying in these amounts may not exceed five years from the date on which the capital increase resolution was adopted.

2. The company shall accrue interest at the rate of late interest provided for in law when shareholders are in arrears without having to present a legal claim and without prejudice to the company’s right to seek damages incurred by the arrears.

3. If a shareholder falls into arrears on some or all of its outstanding share payments, the first subscriber or holder of the share and their transferees, at the choice of the board of directors, shall be jointly and severally liable for payment thereof, in keeping with applicable law.

4. When shareholders are in arrears, the company may demand settlement of the outstanding payment, including legal late-payment interest, or demand that the unpaid shares be sold, for and at the risk of the shareholder in arrears, and, in both instances, damages incurred by the arrears.

When the shares must be sold, the company shall publish a list of the shares not fully paid up in the Official Journal of the Mercantile Registry. Fifteen days after such notice, the company may proceed to sell the shares, in one or more transactions, for and at the risk of its debtors, either on the stock exchange, with the assistance of a stock exchange broker, insofar as the shares are admitted to trading, or by public auction before a notary public, if the shares are no longer admitted to trading, without in either instance the company’s having to issue a summons or follow any other formality.

The proceeds from the sale shall be used, first and foremost, to pay the company for the outstanding capital calls, late-payment interest, expenses incurred to sell the shares and any damages incurred by the company. The surplus, if any, shall be provided to the shareholder in arrears or its successors in title, who shall be liable to the company for any remaining shortfall.

If no sale materialises, the shares shall be redeemed and share capital reduced accordingly, with any sums already paid up being retained by the company.

ARTICLE 16. Non-voting shares

1. The company may issue non-voting shares in keeping with prevailing legislation up to a par value of under half of paid-up share capital.

2. The rights to be conferred to the holders of these shares shall be set by the corresponding company body along with the terms and conditions of each issue by means of the opportune bylaw amendment, upholding at a minimum all prevailing standards regulating this class of shares.

3. In the event of any of the circumstances provided for in prevailing law under which voting right must be conferred to this class of shares, the relevant provisions of article 47 of these bylaws shall apply.

ARTICLE 17. Redeemable shares

1. The company may issue redeemable shares up to a par value of under one-quarter of share capital, in keeping with prevailing law.

2. Redeemable shares shall confer their holders the rights established in the corresponding issue resolutions, in keeping with law and pursuant to the opportune bylaw amendment.

Section three. Issuance of bonds and other securities

ARTICLE 18. Issuance of bonds

1. The company may issue bonds to the fullest extent permitted by applicable law.

2. Convertible and/or exchangeable bonds can be issued at a fixed (determined or determinable) or variable conversion/and/or exchange rate.

3. Shareholders’ right to pre-emptively subscribe for convertible bond issues may be waved in the instances and subject to the requirements provided for in law.

4. The company’s shareholders in general meeting may delegate in the board of the directors the power to issue simple or convertible and/or exchangeable bonds, along with the power, as warranted, to waive pre-emptive subscription rights. The board of directors may exercise such powers on one or more occasions during a maximum term of five years. The shareholders in general meeting may also grant the board of directors authorisation to determine when to carry out the agreed-upon issue and to establish the other terms and conditions not contemplated in the general meeting resolutions.

ARTICLE 19. Issuance of other securities

1. The company may issue promissory notes, warrants, preference shares and other marketable securities other than those contemplated in the foregoing articles.

2. The shareholders in general meeting may empower the board of directors to issue such securities. The board of directors may exercise such powers on one or more occasions during a maximum term of five years.

3. The shareholders in general meeting may also grant the board of directors authorisation to determine when to carry out the agreed-upon issue and to establish the other terms and conditions not contemplated in the general meeting resolution, in keeping with applicable legal provisions.

TITLE THREE

GOVERNING BODIES

Section One. Board of directors

ARTICLE 20. Board of directors

1. The company shall be managed by a board of directors governed by applicable legal provisions and these bylaws.

2. The board of directors shall approve rules and regulations that stipulate the modus operandi and organisation of the board itself, the committees called for in these bylaws and any created by the board in accordance with these bylaws. The board of directors shall inform the company’s shareholders of the contents of these rules and regulations and of any amendments thereto at the next general meeting after the resolution is adopted.

3. The board of directors shall perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment and guided by the common interest of the shareholders, understood as the maximisation of the value of the company over time.

4. The board of directors shall ensure that the company abides by the laws and regulations; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

ARTICLE 21. Board duties

1. The board of directors is tasked with managing and representing the company to the fullest extent of the law and these bylaws. The board of directors is vested with the broadest powers to manage the company and, with the exception of those matters reserved to the shareholders in general meeting, is the company’s highest decision-making authority.

2. The board may not delegate any powers that are legally reserved for direct handling by it, nor may it delegate any other powers it should, as per the board rules, retain in order to discharge responsibly its general supervisory mandate.

3. Any duties that are not attributed to the shareholders in general meeting under legal mandate or bylaw stipulation correspond to the board of directors.

ARTICLE 22. Powers of representation

1. The power to represent the company, in and out of court, is vested in the board of directors acting collectively. This power of representation extends to all matters included in the corporate purpose.

2. The chairman of the board also has the power represent the company.

3. The secretary of the board and the vice-secretary, if any, are empowered to have the resolutions adopted at the general meeting and by the board of directors certified as public instruments and to apply for their registration as required.

4. The provisions of this article are without prejudice to any other powers of attorney, whether general or one-off, that may be granted.

ARTICLE 23. Board composition

1. The board of directors shall comprise a minimum of five and a maximum of 15 directors.

Each year the shareholders in general meeting shall determine the number of board members for the year ahead either directly or by means of the resolutions it ratifies in respect of director appointments and removals, limited only by that mandated by law or stipulated in these bylaws.

2. Directors may be executive or non-executive. Executive directors are those that perform senior management duties or are employees of the company or a group company other than the parent company. Directors shall be classified as executive directors when they are tasked with the everyday management of the company and their activities are not limited to the collective supervisory and decision-making duties within the purview of directors, either because they have been vested on an ongoing basis with all or a broad spectrum of the powers of the board of directors, hold a contractual, employment or service relationship with the company that goes beyond the directorship or have otherwise been given management responsibility for one or more of the company’s business areas.

The board rules and regulations may establish other classes of directors, such as proprietary or independent directors, and the proportion of the various classes of directors, subject to the provisions of these bylaws.

3. The foregoing does not affect the sovereignty of the shareholders in general meeting, nor does it undermine the effectiveness of the proportional representation system, which is mandatorily applicable when shares are grouped together in accordance with the consolidated text of the Corporate Enterprises Act.

4. Director candidates need not necessarily be shareholders.

Candidates in breach of the legally-mandated conflicts of duty or interest may not be appointed as directors.

ARTICLE 24. Term of office

1. Directors shall be appointed at general meetings for a period of three years and may be re-elected to office for one or more subsequent three-year terms.

2. One-third of the board shall be renewed every year at the general meeting, in order of length of service on the board, so that no director can remain in office for more than three years without being re-elected.

ARTICLE 25. Cooptation

In the event of a vacancy arising due to the resignation or death of one or more directors, in the absence of deputies, the board may cover the position from among shareholders meeting the requirements laid down in article 23 of these bylaws, so long as their appointment is ratified at the next scheduled general meeting.

ARTICLE 26. Removal of directors

1. Directors shall cease to hold office when so determined by the shareholders in general meeting exercising their legally conferred power, without prejudice to directors’ legally-protected right to submit their resignation.

2. Director appointments shall terminate when, at the end of the term of office for which they were appointed, a general meeting has taken place and they have not been re-elected or when the legal deadline for holding the meeting to ratify the prior-year annual financial statements has lapsed.

3. Directors shall tender their resignation to the board of directors and formally resign if the board deems it appropriate, in the event of circumstances that could harm the board’s operation or the company’s good standing or reputation and, in particular, when they are in breach of any of the legally-mandated conflicts of duty or interest.

ARTICLE 27. Chairman of the board

1. The board of directors shall appoint a chairman from among its members who shall represent the company at the highest level and, in performing his duties, in addition to his legally-mandated and bylaw-stipulated powers, shall have the following powers:

a) To chair the general meetings, without prejudice to the legal provisions regarding court-appointed meeting calls.

b) To direct general meeting debates and deliberations, systematically organising shareholder interventions, even setting speaking time with a view to enabling as much shareholder involvement at the meeting as possible.

c) To call and chair the meetings of the board of directors and of its executive committee and of any board committees it sets up, which he shall also chair.

d) To formulate the agendas of the meetings of the board of directors and of its executive committee and of any board committees it sets up, which he shall also chair and whose meeting debates and deliberations he shall also direct.

e) To execute the resolutions adopted by the board and its committees, to which end he shall avail of the fullest powers of attorney, without prejudice to the any powers that the respective governing body may vest in other directors to this end.

f) To deal with the chief executive and senior management of the company in order to remain informed of its business performance.

2. Without prejudice to the provisions of article 30 of these bylaws, the chairman shall be appointed for an indefinite term, requiring the favourable vote of two-thirds of the members of the board of directors.

3. Correspondence or notices served to the company shall be addressed to the chairman of the board.

ARTICLE 28. Vice-chairman of the board

The board of directors shall appoint one or more vice-chairpersons from among its members, stating an order of preference if more than one. In the event of the absence or illness of the chairman, his duties shall be performed by the vice chairman, in the stated order of preference, and if this is also not possible, by the chief executive, as established in the power of attorney agreement if there is more than one chief executive and, in the absence of any of the foregoing, by the oldest director.

ARTICLE 29. Secretary of the board

1. The board of directors shall appoint a secretary and, as warranted, a vice-secretary, who may not be directors. If the secretary or vice-secretary is legally qualified to do so, they may also serve as the board’s legal counsel.

2. In the absence of the secretary, his duties shall be assumed by the vice-secretary; in the absence of both, these duties shall be performed by the director so designated by the board from among the attendees at the meeting in question.

3. The board secretary shall also act as the secretary of all the board committees, unless otherwise resolved by the board.

4. The secretary of the board of directors shall always be the general secretary of the company.

5. The secretary shall take care to ensure that the board’s actions adhere to the letter and spirit of the law, that the good governance recommendations adopted by the company are observed and that governance procedures and rules are observed and regularly reviewed.

ARTICLE 30. Re-election of board positions

The chairman, vice-chairman or chairmen, and, where warranted, the secretary and/or vice-secretary of the board of directors who are re-elected as members of the board by virtue of a general meeting resolution shall continue to hold their former positions on the board without having to be specifically re-elected to these positions and without prejudice to the board of director’s powers to remove them from office. The foregoing does not apply to the chief executive(s) or to the members of the board committees.

ARTICLE 31. Delegation of board powers. Board committees

1. The permanent delegation of board powers in collective bodies or in chief executives, and the appointment of directors to discharge such duties, shall require the favourable vote of two-thirds of the board members.

2. The board may designate one or more chief executives from among its members, vesting them with the powers it deems fit, insofar as these powers are not reserved to the board in full under the law, the bylaws or the board rules and regulations.

The permanent vesting in any member of the board of general or specific executive powers, other than the supervisory and decision-making powers intrinsic to the position of director, may be made by organic delegation, by means of general powers of attorney or through other types of agreements and must be approved by two-thirds of the board.

The members of the board upon whom these powers are conferred shall be considered executive directors in accordance with article 23 above.

The agreement conferring or delegating the board powers shall specify the scope of the powers vested in the executive director, the compensation to which he is entitled as a result and the other terms and conditions of the arrangement, which shall be reflected in the opportune contract.

3. Without prejudice to such powers as may be delegated individually in any director and to the attendant power to establish as many committees the executive director deems necessary or advisable for the company’s optimal performance, the board of directors shall in any event set up an executive committee, to which general decision-making powers shall be delegated, and a risk committee, to which powers shall be delegated primarily in connection with risk management.

4. The board may also establish committees with supervisory, reporting, advisory and proposal-making powers in respect of matters within its purview, but must in any event set up an audit and compliance committee and an appointments and remuneration committee.

5. The composition and modus operandi of the board committees shall be governed, insofar as not established in these bylaws, by that established in the board rules and regulations.

ARTICLE 32. Board meetings

1. The board of directors shall meet at least every three months, as well as whenever deemed opportune by its chairman, who is bound to call such a meeting on his own initiative or at the request of at least three directors.

2. Directors constituting at least one-third of the board members may call a board meeting, specifying the agenda, in the town of the company’s registered office, if, having been asked to do so and without justification, the chairman fails to do so within one month of the request.

3. The directors shall approve the agendas for each meeting at the meetings themselves. Any director may propose the addition of any item not contemplated in the draft agenda proposed by the chairman.

4. Any person invited by the chairman may attend board meetings.

5. Board meetings shall be validly called to order when the majority of its members are present, whether in person or by valid proxy.

6. Directors may, in writing and on the occasion of each meeting, grant a proxy in any other director so that the latter may represent them at the meeting in relation to all business matters.

7. A board meeting may take place in several rooms simultaneously, as long as the audiovisual and communication resources to ensure real-time interactivity and two-way communication and, by extension, event unity can be guaranteed. In this case, the connection system and, if applicable, the places where the technical means required to attend and participate in the meeting are available shall be itemised in the meeting call notice.

Resolutions shall be deemed to have been adopted in the place where the chairman is located.

8. Board resolutions shall be ratified by the favourable vote of the straight majority of meeting attendees, except where higher voting quorums are required under law or these bylaws. In the event of a draw, the chairman shall have the casting vote.

9. Exceptionally, if no director opposes, a board meeting may be conducted in writing, without any physical session. In this case, the directors may cast their votes and make such comments as they wish to have recorded in the minutes by e-mail.

ARTICLE 33. Board resolutions

1. Resolutions adopted by the board of directors shall be recorded in minutes kept in a special book, duly authorised by the persons acting as chairman and secretary of the corresponding meeting. Certifications issued in respect of the book of minutes shall be authorised by either the chairman or the vice-chairman and the secretary or the vice-secretary or by any person substituting for them in their respective duties.

2. The chairman or the vice-chairman, the chief executive(s) and the secretary of the board shall be permanently empowered, acting separately or jointly, to have the board resolutions certified as public instruments, without prejudice to the express authorisations provided for in applicable law.

ARTICLE 34. Executive committee

1. The executive committee shall consist of a minimum of three and a maximum of eight directors. The chairman of the board of directors shall also chair the executive committee.

2. The permanent delegation of powers in the executive committee and the appointment of its members shall require the favourable vote of no less than two-thirds of the board members.

3. The permanent delegation of powers by the board of directors to the executive committee shall include all of the powers of the board, except for those which cannot legally be delegated or which may not be delegated pursuant to the provisions of these bylaws or of the rules and regulations of the board.

4. The executive committee shall meet as many times as it is called to do so by its chairman or, in his absence, its vice-chairman.

5. The executive committee shall report to the board of directors on the matters discussed and the decisions adopted, providing the members of the board of directors with a copy of the minutes of such meetings.

ARTICLE 35. Risk committee

1. The board of directors shall establish a risk committee, which shall be executive in nature, which shall be vested with risk management powers.

2. The risk committee shall consist of a minimum of three and a maximum of five directors.

3. The board rules and regulations shall govern the composition, modus operandi and powers of the risk committee.

4. The delegation of powers in the risk committee and resolutions for the appointment of its members shall require the favourable vote of no less than two-thirds of the board members.

ARTICLE 36. The audit and compliance committee

1. The audit and compliance committee shall consist of a minimum of three directors and a maximum of five members, all of whom shall be non-executive directors appointed by the board. Its members, particularly its chairman, shall be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

2. The audit and compliance committee shall be chaired by an independent director, who shall be replaced every four years, with scope for re-election one year after ceasing to hold office.

3. The number of members, the duties and powers and the modus operandi of the audit and compliance committee shall be those established in the bylaws and the board rules and regulations and shall be interpreted in the manner that best serves its independence. Its duties shall include, at least, the following:

1. Reporting to the general meeting on the matters raised in its work in respect of issues within its remit.

2. Monitoring the effectiveness of the company’s internal controls, internal audit function and risk management systems, which includes discussing any weaknesses detected in the internal control system in the course of the audit with the auditors.

3. Monitoring the process of drawing up and disclosing regulated financial information.

4. Proposing the appointment of external auditors to the board of directors for submission to the general meeting, in keeping with the regulations applicable to the company.

5. Establishing the opportune relationship with the auditors in order to receive feedback on any issues that could jeopardise auditor independence, for debate by the committee, and on any other matters related to the account auditing process, as well as communicating any other matters provided for in prevailing audit legislation and accounting standards. At least once a year, the auditor must provide the committee with written confirmation of its independence vis-à-vis the company and its direct and indirect related parties, including disclosures regarding additional services of any kind provided to these entities by the auditors and any parties related thereto, as stipulated in prevailing audit legislation.

6. Issuing annually, prior to issuance of the audit report, a report expressing an opinion on the independence of the auditors. This report shall refer specifically to the provision of the non-audit services referred to in the paragraph above.

4. The audit and compliance committee shall meet at least four times a year and as often as a meeting is called by its chairman, whenever he deems so doing opportune or is required to do so by virtue of a resolution taken by the committee itself or at the request of any of its members. The committee may oblige any member of the company’s management team or staff to attend its meetings and to collaborate with it and provide it with any information requested. It may also insist that the auditor attend. One of its meetings shall be devoted to evaluating the efficiency of and compliance with the company’s governance rules and procedures and to preparing the information that the board has to approve and include in its annual public documentation.

5. The audit and compliance committee, through its chairman, shall provide the board of directors with an update on its activities at least twice a year.

6. The rules and regulations of the board shall further develop the above rules. Insofar as not provided for by law, these bylaws and the board rules, the modus operandi of the committee shall be additionally governed by the rules governing the board of directors, to the extent compatible with the nature of the committee and the independence with which it must perform its duties.

ARTICLE 37. Appointments and remuneration committee

1. An appointments and remuneration committee shall be set up and tasked with general proposal-making and reporting powers on matters relating to director compensation, appointment and removal.

2. The appointments and remuneration committee shall consist of a minimum of three and a maximum of five directors, all of which external and non-executive, and a majority of which independent.

3. The members of the appointments and remuneration committee shall be appointed by the board of directors with regard to their knowledge, experience and the skills required to discharge their duties.

4. The board rules and regulations shall govern the composition, modus operandi and powers of the appointments and remuneration committee.

ARTICLE 38. Director liability

1. Directors are in no way liable for their management with respect to the commitments assumed by the company, except in the legally-stipulated cases and manner.

2. Notwithstanding the foregoing, directors shall be liable to the company and its shareholders and creditors for damages caused by acts or omissions that violate the law or these bylaws and that breach the duties intrinsic to their directorships.

3. All the members of the board of directors carrying out such act or adopting the prejudicial resolution shall be jointly and severally liable, except for those members who can prove, not having participated in the adoption and execution of such act or resolution, they were unaware of its existence, or, if aware of it, did all everything in their power to avoid the damage, or at least expressly challenged it.

4. Under no circumstances shall the fact that the prejudicial act or resolution was approved, authorised or ratified by the shareholders in general meeting be considered grounds for release from such liability.

ARTICLE 39. Director remuneration

1. Directorship is a remunerated office. Directors shall be entitled to remuneration as compensation for the discharge of the duties incumbent upon them by virtue of their appointment as mere members of the board of directors, whether appointed by the shareholders in general meeting or by the board itself, exercising its power to make interim appointments to fill vacancies.

2. The remuneration payable to directors for their directorships shall consist of a fixed annual allocation, to be distributed by the board of directors in the manner it so determines, taking into consideration the nature of each director, the duties and responsibilities vested in them by the board and their membership of the various committees, all of which may translate into different amounts of remuneration for each. The board shall also determine the frequency and manner of payment of the annual allocation, which may include the insurance cover and pension schemes determined from time to time.

The sum of the annual allocation for the board of directors shall be that determined to this end at the general meeting, which amount shall remain unchanged until the shareholders resolve to amend it, although the board of directors can decide to reduce the aggregate amount in the years it deems appropriate.

3. In addition to the remuneration system provided for in the above paragraphs, the directors shall be entitled to remuneration in the form of shares or options over shares or remuneration tied to the share price, insofar as any of these share-based remuneration schemes are previously authorised at the general meeting. The related shareholder resolutions shall determine the number of shares to be delivered, if any, the exercise price of any options, the share price used as a benchmark and the duration of the remuneration scheme in question.

4. Notwithstanding the foregoing, the directors shall also be entitled to receive, on the basis of a prior proposal of the appointments and remuneration committee and a board resolution, the remuneration (salaries, performance-based pay or bonuses, pensions, insurance cover and termination benefits) deemed opportune as compensation for the discharge of other duties at the company, whether those of an executive director or duties other than those of supervision and collective decision-making performed in their capacity as members of the board.

5. Every year the board of directors shall approve a report on director remuneration which shall include comprehensive, clear and intelligible information on the corporate remuneration policy approved by the board for the year in progress and, where appropriate, that envisaged for the coming years. This report shall also include an overall summary of how the remuneration policy was applied during the year, including itemised disclosures of the remuneration accrued by each director. The annual report on director remuneration, the corporate remuneration policy approved by board for the year in progress, the policy envisaged for the years ahead, the summary of how the policy was applied during the year and the individualised breakdown of the remuneration accrued by each director shall be disclosed and submitted to the advisory vote of the company’s shareholders at an ordinary general meeting as a separate agenda item. The content of the report shall be regulated in the board rules and regulations.

6. The notes to the annual financial statements shall include itemised disclosure of the remuneration received by each director, broken down by type of remuneration. The notes to the annual financial statements shall also include, in respect of each director and remuneration type, the remuneration corresponding to the executive duties entrusted to the company’s executive directors, in keeping with article 31 of these bylaws and paragraph 4 above.

7. The company shall take out civil liability insurance for its directors on standard terms that are commensurate with the company’s circumstances.

ARTICLE 40. Director disclosures

1. The directors shall disclose in the notes to the annual financial statements the transactions performed by any of them with the company or another group company, either directly or through another person acting on their behalf, during the financial year to which the annual financial statements relate whenever such transactions are not part of the company’s ordinary course of business or are not performed on an arm’s length basis. Further, the directors shall disclose in the annual corporate governance report and in the periodic information submitted to the supervisory bodies the information on such transactions required under applicable regulations, applying for any pertinent authorisations.

2. The directors shall inform the board of directors of any direct or indirect conflict they may have vis-à-vis the company’s interests. A conflicted director must abstain from intervening in the resolutions or decisions concerning the transaction giving rise to the conflict in question. At any rate, director conflicts of interest shall be disclosed in the annual corporate governance report and in the notes to the annual financial statements. The directors shall make all other disclosures required of them under applicable legislation.

Section two. General shareholders’ meeting.

ARTICLE 41. General shareholders’ meeting

1. The general meeting is the company’s ultimate decision-making body. Validly called to order, it represents all of the company’s shareholders and its resolutions are binding for all shareholders, including any absent, any that abstained from voting or voted against and those without voting rights, without prejudice to all manner of rights and courses of action they may be entitled to under prevailing law.

2. The general meeting shall be governed by the provisions of the bylaws and the law. The legally-mandated and bylaw-stipulated regulation of the meeting shall be developed and supplemented by the rules and regulations of the general meeting, which shall specify how the meetings shall be called and prepared, what information shall be provided, meeting quorums and organisation and how shareholders can exercise their political rights. The rules and regulations shall be approved by the shareholders in a general meeting at the proposal of the board of directors.

3. The board of directors may enact the rules contemplated by law and these bylaws in order to determine how (procedure, requirements, system, timing) the company’s shareholders can exercise their right to receive information, to appoint proxies and to attend and vote at shareholder meetings by correspondence. The rules and regulations adopted by the board of directors shall be published in conjunction with the general meeting call notices and on the company’s website (www. banesto.es/webcorporativa).

ARTICLE 42. Types of meetings

1. General meetings may be ordinary or extraordinary.

2. The ordinary general meeting is that called to discharge, as warranted, the company’s management performance, approve the prior year’s annual financial statements and the proposed application of profit or loss, and, if any, the consolidated annual financial statements, without prejudice to its competence to deliberate and rule on any other item on the agenda, so long as the legally-mandated or bylaw-stipulated number of shareholders, representing the required percentage of share capital, attend, as the case may be.

The ordinary general meeting shall take place within the first six months of each fiscal year to rule on the above. An ordinary general meeting shall still be valid even if called or held outside of the applicable time period.

3. Any general meeting other than that contemplated in the paragraph above shall be deemed an extraordinary general meeting.

4. All general meetings, whether ordinary or extraordinary, shall be subject to the same rules regarding procedure and powers.

ARTICLE 43. General meeting duties

The general meeting shall decide on the matters falling within its remit in keeping with prevailing legislation and the bylaws. Specifically, the shareholders in general meeting are vested with the power to debate and decide on the following matters:

1.	Appointment and dismissal of directors and the ratification or otherwise of interim director appointments made by the board itself by virtue of its powers of cooptation. Review and approval of director performance.

2.	Appointment and dismissal of liquidators and auditors.

3.	Instigating liability action against directors, liquidators and auditors seeking damages.

4.	Approval, if appropriate, of the annual financial statements, the proposed appropriation of profit or loss, and the consolidated annual financial statements, also if appropriate.

5.	Capital increases and decreases, including the scope to authorise the board of directors to increase share capital, pursuant to the terms of the consolidated text of the Corporate Enterprises Act and these bylaws.

6.	Removal or limitation of pre-emptive subscription rights, without prejudice to scope to delegate this matter in the directors on the terms provided for in law and in these bylaws.

7.	Issuance of bonds or other marketable securities and delegation in the board of directors of the power to issue such instruments on the terms provided for in law and in these bylaws.

8.	Authorisation for the acquisition of own shares.

9.	Bylaw amendments.

10.	Dissolution, merger, spin-off, global assignment of assets and liabilities and transformation of the company and the transfer of the registered office abroad.

11.	Approval of the rules and regulations of the general shareholders’ meeting, in keeping with the law and these bylaws.

12.	Approval of the subsidiarisation or contribution to subsidiaries of the company’s business assets, thereby turning the latter into a mere holding company.

13.	Decisions with respect to the application of remuneration schemes entailing the delivery of shares or options over shares and any other schemes whereby remuneration is tied to the share price, regardless of who the beneficiaries of these systems are.

14.	Approval of the acquisition or disposal of assets which would, by virtue of their quality and scale, effectively alter the company’s corporate purpose.

15.	Approval of transactions the implications of which are tantamount to the company’s liquidation.

16.	Approval of the final liquidation balance sheet.

17.	Approval of the inclusion in the bylaws of a clause such that any conflicts arising at the company are submitted to arbitration.

18.	Resolutions with respect to any matter submitted to the meeting by the board of directors.

19.	Any other matters stipulated by law or the bylaws.

ARTICLE 44. General meeting calls

1. General meetings, whether ordinary or extraordinary, shall be called by the board of directors, which shall set the agenda, in the following circumstances:

a)	When required, in keeping with the provisions of article 42 of these bylaws, to convene the ordinary general meeting.

b)	When so requested by shareholders representing at least five per cent of share capital and their request states the matters to be addressed at the meeting; in this instance the board of directors must convene a meeting for no more than two months from the date on which the directors were served with a notarised request to that effect. The agenda for such meeting must include the matters itemised in the request notice.

c)	Whenever the board deems a meeting to be in the company’s best interest.

2. A court-appointed general meeting shall be convened in the instances and subject to the regulations stipulated in prevailing legislation.

3. In the event of the death or dismissal of the majority of the members of the board of directors, and in the absence of substitutes, any shareholder shall be entitled to ask the judge of the commercial court with jurisdiction in the place where the registered office is located to convene a general meeting to appoint new directors. Any of the directors still in office may also call a general meeting for that sole purpose.

4. Shareholders representing at least five per cent of the company’s share capital may request the publication of a supplementary notice to the call to the general meeting in order to add one or more items to the agenda. This right must be exercised by service of notification by a verifiable method, stating the number of shares held or represented by the requesting shareholder, which must be received at the registered office within five days of the date of publication of the initial notice. The request to add new items to the agenda must be accompanied by a justification or a substantiated draft resolution to be adopted in the general meeting. This right shall not apply to extraordinary general meeting calls under any circumstances.

Any such supplementary notice must be published at least fifteen days before the date of the meeting.

5. Shareholders representing at least five per cent of the company’s share capital shall be entitled, subject to the same deadline as requests for supplementary notices, to table draft resolutions for items included or to be included on the agenda of the scheduled general meeting; this right may similarly be exercised within five days of publication of the call notice. The company shall ensure that these draft resolutions and any accompanying documentation are sent to the rest of its shareholders, in keeping with the provisions of article 65 (i) of these bylaws.

ARTICLE 45. Form, content and timing of meeting notices.

1. All classes of general meetings shall be called by means of announcement in the Official Journal of the Mercantile Registry and in one of the most widely-read daily newspapers in Spain, on the company’s website (www.banesto.es/webcorporativa) and on the website of the Spanish securities market regulator, the Comisión Nacional del Mercado de Valores (hereinafter, the CNMV) at least one month in advance of the date on which they are to be held, without prejudice to the provisions of article 98 of Spanish Law 3/2009, regarding structural modifications to companies. Supplementary meeting notices are carved out from the above requirements.

2. The shareholders in ordinary general meeting, subject to the required quorums for so doing and subject to an express resolution to this effect, may resolve to shorten the advance notice required to call extraordinary general meetings to fifteen days, so long as shareholders are effectively afforded the possibility of voting by electronic means that are readily accessible to all. Such an agreement may not remain in effect for a period of time that exceeds the date on which the next ordinary general meeting is to be held.

3. Meeting call notices shall specify the name of the company, the date and time for the meeting on first call, the meeting agenda, itemising the matters to be deliberated, the position of the person(s) calling the meeting and the date on which shares must be registered in the shareholder’s name to enable participation and voting at the general meeting, the place and manner for obtaining the full text of the meeting documents and tabled resolutions and the address of the company’s website where the related information will be uploaded. The notice may also state the date on which the meeting shall take place on second call if the first-call quorum is not met. First and second call meetings must be convened at least 24 hours apart.

4. The call notice shall also contain clear and precise information on the procedures that shareholders must follow in order to participate and vote at the general meeting, stating, specifically, the following:

a)	Shareholders’ right to request information, to add items to the agenda and to present draft proposals, including the deadlines for exercising these rights. When explicit reference is made to the availability of more detailed information with respect to these shareholder rights on the company’s website, the notice information may be limited to the deadline for exercising the said rights.

b)	The system for casting votes by proxy, referring specifically to the forms that must be used to delegate votes and the procedures to be followed so that the company can receive notification of the proxies conferred by electronic means.

c)	The procedures in place for casting votes by correspondence, whether by postal service or electronic means.

Meeting call notices shall include any other information stipulated by law or the bylaws.

ARTICLE 46. Meeting venue

1. Meetings shall take place in the town in which the company has its registered office. However, the meeting may be held in any other location on Spanish soil when so determined by the board of directors on the occasion of the meeting call.

2. Shareholders may attend the general meeting either by going to the venue where the meeting is to be held or to other places equipped to this end by the company and so stated in the call notice insofar as they are connected up by videoconferencing systems that enable attendee recognition and identification, permanent communication among attendees no matter where they are located and the possibility of speaking and casting votes. The main venue shall be that stated in the meeting call notice. Attendees at any of the ancillary locations shall be deemed in attendance at the same individual meeting for all meeting intents and purposes. The meeting shall be deemed to have taken place at the location of the main venue.

3. If the call notice does not specify the meeting’s location, it shall be deemed convened at the registered office.

ARTICLE 47. Right of attendance

1. The holders of any number of shares registered in their name in the respective book-entry registry five days prior to the date on which the general meeting is to be held and who are current on any pending share subscription payments shall be entitled to attend general shareholders’ meetings. These conditions must also be met in respect of shareholders casting their votes by means of correspondence, on the terms and conditions established in article 54 of these bylaws, at the time of casting their vote.

2. The directors must attend general meetings, although their presence is not a quorum prerequisite. In addition, the general meeting may be attended, with voice but not vote, by management, experts and other persons who, in the opinion of the board of directors, have a vested interest in ensuring satisfactory progress on the corporate matters at hand and whose input at the meeting, if necessary, could be of value to the company.

3. The chairman of the general meeting may authorise attendance by any other person deemed appropriate, notwithstanding shareholders’ right to override such authorisation.

4. In order to facilitate the rights of its shareholders to attend, vote, grant proxy and pool their interests at shareholder meetings, any shareholder so requesting may obtain a personal and name-bearing attendance card from the company’s registered office from the day on which the meeting call notice is published that shall enable them to exercise any and all of their rights as company shareholders.

5. Financial intermediaries acting as proxies for different clients that accredit this fact using the mechanisms established to this end by the board may request as many attendance cards as they have represented clients when necessary in order to carry out the voting instructions received from their different clients. Financial intermediaries acting as proxies for their clients may cast non-concurrent votes pursuant to divergent voting instructions, to the extent received. To do so, financial intermediaries acting as proxies must provide the company with a list indicating the identity of each client represented, the number of shares in respect of which they are exercising voting rights on its behalf and the voting instructions received from its client, if any, no later than seven days before the scheduled meeting date. The financial intermediary may delegate their proxy to a third party, so long as the party is designated by the client.

ARTICLE 48. Attendance at general meetings by proxy

1. All shareholders entitled to attend may be represented at the meeting by a proxy. Proxies may represent an unlimited number of shareholders. If the appointing shareholder has issued voting instructions, the proxy holder must carry out these instructions. Votes cast by proxies representing several shareholders may be non-concurrent, depending on the instructions furnished by their principals. Proxies shall be granted in named proxy holders, in writing or by electronic means, on the occasion of each general meeting, except when the proxy holder is the spouse, ascendant or heir of the shareholding granting proxy or when the proxy holder holds a notarised general power of attorney vesting it with the power to manage the assets of the shareholder on Spanish soil, in keeping with the provisions of article 187 of the consolidated text of the Corporate Enterprises Act.

2. Shareholders may also grant proxy or pool their interests by submitting their attendance cards, duly obtained from the company, by facsimile or any other form of written communication. Regardless of the method used, receipt of the card(s) must be validated and confirmed in writing by means of the signature of a person with company powers of attorney, using the same or a similar means of correspondence as that used to send in the card(s).

3. Proxy appointments must be accepted by the proxy holder and can be conferred using the following means:

a)	By submission in hard-copy format of the signed document granting the proxy or of the attendance card(s) referred to in paragraph 2 above, duly filled out to this end and signed by the shareholder and the proxy holders, in keeping with the bylaw provisions.

b)	By means of electronic correspondence or communication in a form that duly guarantees the proxy appointment and the identification of the shareholder and proxy holder. Proxies granted using these channels shall be accepted as valid whenever the electronic document conferring the proxy includes the certified digital signature used by the shareholder granting proxy or any other form of signature deemed by the board, as reflected in a prior resolution to this end, to adequately authenticate the identification of the shareholder granting proxy. Proxies granted in this manner shall be sent to the company using the procedure and within the deadline determined by the board of directors in its meeting call resolution.

4. In the event of a public proxy solicitation, the provisions of articles 186, 522, 523.1. and 526 of the consolidated text of the Corporate Enterprises Act shall apply. Specifically, the proxy solicitation document, in hard copy or electronic format, certifying power of attorney must contain or attach the agenda and the instruction form for exercising voting rights, along with the proxy holder’s voting intention if specific instructions are not provided. In such cases, the director or person soliciting proxy may not exercise the voting rights attached to shares represented in respect of agenda items that may present a conflict of interest, unless the shareholder has issued them with specific voting instructions. Such conflicts of interest shall exist in all of the following decisions: (i) their own appointment, re-election/ratification, dismissal, forced separation or removal as directors; (ii) the instigation of liability action against them by the company; (iii) the approval or ratification of company transactions with them, companies controlled or represented by them or persons acting on their behalf.

In the event that a conflict of interest is anticipated, the proxy may be conferred in another person in the conflicted director’s place.

5. Natural person shareholders whose civil rights have been restricted and legal entity shareholders may be represented by their duly accredited legal representatives. Only one representative may attend the general meeting in these instances and in the event that the shareholder delegates his/her right to attend.

6. A proxy is always revocable. In order to be enforceable, the revocation of a proxy must be notified to the company on the same terms as are established for notifying the proxy grant. Shareholder attendance at the general meeting in person, by means of correspondence or by virtue of a vote cast by such means, implies proxy revocation, regardless of the date of proxy appointment.

7. The proxy may also cover business which, although not specified on the meeting call agenda, may legitimately be transacted at the general meeting under prevailing law. Unless otherwise stated, it shall be understood that the shareholder has instructed its proxy holder to abstain from voting on such matters.

ARTICLE 49. General meeting quorums

1. The quorums for ordinary and extraordinary general meetings are as follows:

i) As a general rule, on first call, when shareholders in attendance, in person or by valid proxy, represent at least twenty five per cent of subscribed voting share capital. On second call, the general meeting shall be validly called to order regardless of the capital represented by attendees.

ii) For the valid ratification at meetings of an increase or decrease in capital and any other bylaw amendments, the issuance of bonds, the waiving or curtailment of pre-emptive subscription rights in issues of new shares or the transformation, merger or spin-off of the company, the assignment of all its assets and liabilities or the transfer of its registered office abroad, the attendance of shareholders, in person or by valid proxy, holding at least fifty per cent of the subscribed voting share capital will be necessary on first call. On second call, shareholders representing twenty-five percent of share capital shall suffice.

2. Shareholders casting their vote by correspondence shall be considered in attendance for quorum calculation purposes.

3. In the event that applicable law or these bylaws require a specific quorum for the valid ratification of a resolution regarding one or more general meeting agenda items and such quorum is not met, the agenda shall be reduced to the remaining items that do not require such quorum for valid resolution ratification.

ARTICLE 50. Presiding table

1. The general meeting presiding table shall be made up of the meeting chairman and secretary.

2. General meetings shall be presided over by the chairman of the board of directors or in his absence by his substitute, in keeping with the rules laid down in article 28 of these bylaws. The secretary of the board of directors shall act as secretary of the general meeting, substituted as required in according with the rules established in article 29 of these bylaws. The provisions contained in this paragraph are understood to be without prejudice to overriding legal provisions regarding court-appointed meeting calls.

3. The chairman is tasked with managing the meeting such that deliberations take place in accordance with the meeting agenda. The chairman shall similarly resolve any queries arising in relation to the shareholder lists and agenda contents; grant the floor to shareholders so requesting when he deems the time right and withdraw it when he deems a specific matter to have been sufficiently deliberated upon or to be impeding the meeting’s due progress; indicate when votes should be cast on the meeting resolutions and announce the voting results. In general, the meeting chairman is tasked with all other powers required to ensure the optimal conduct of the general meeting.

ARTICLE 51. List of attendees

1. Once the ordinary or extraordinary meeting presiding table has been set up, the list of attendees, present or duly represented, shall be prepared using any procedure, mechanic or electronic, stating the nature or representation of each along with the number of own or third-party shares represented and the number of eligible votes, which shall be tallied. For quorum purposes, non-voting shares shall only compute in the instances contemplated in the consolidated text of the Corporate Enterprises Act.

2. The list of attendees may also be drawn up by means of a file or input into a computer device. In these instances, the means used shall be noted in the meeting minutes and the outside of the sealed folder containing the file or device shall be duly be witnessed and signed by the secretary with the approval of the chairman.

3. The chairman shall then announce whether or not the required quorum for validly calling the meeting to order exists. Any questions or claims arising in connection with these issues shall be dealt with by the presiding table, with the possibility of assistance by two tellers appointed by the board prior to the meeting. If warranted, the presiding table shall then declare the meeting validly called to order, also determining, in light of the quorum, whether all the matters included on the agenda can be deliberated upon or whether the agenda has to be restricted to certain items.

ARTICLE 52. Right to receive information

1. Shareholders’ right to receive information shall be articulated in the manner prescribed by law and by means of the corporate website referred to in article 65 of these bylaws.

2. Shareholders’ right to receive information shall also be articulated through specific information requests, which shall comply with the following rules:

a) Questions or requests for information or clarifications relating to items included on the meeting agenda may be formulated:

i)	During the meeting, on the terms established in the general meeting rules and regulations, in which case the directors shall attend to the shareholder’s request at the meeting itself, to the extent possible; if not possible, the directors must respond in writing within the seven days following the day on which the meeting ends, as stipulated in the same rules and regulations.

ii)	Addressed in writing to the company, until the seventh day prior to the date of the general meeting in question, by means of postal or other electronic or data-transmission means of correspondence. Requests shall be deemed valid whenever the electronic document stating the information request includes the certified digital signature used by the applicant, or any other class of signature considered by the board of directors, as reflected in a prior resolution to this end, to adequately authenticate the identification of the shareholder exercising their right to receive information. These requests shall be answered before the date of the general shareholders’ meeting, in the same manner in which the request was lodged, unless the shareholder selects an alternative form of communication among the alternatives listed as suitable in this article.

b) Requests for information or clarifications relating to the information publicly disclosed by the company to the CNMV since the date of the immediately preceding general meeting and about the auditor’s report may be formulated until the seventh day prior to the scheduled general meeting date by either delivering the request to the registered office or by sending it to the company by means of postal or other electronic or data-transmission means of correspondence. Requests shall be deemed valid whenever the electronic document stating the information request includes the certified digital signature used by the applicant, or any other class of signature considered by the board of directors, as reflected in a prior resolution to this end, to adequately authenticate the identification of the shareholder exercising their right to receive information. These requests shall be answered before the date of the general shareholders’ meeting, in the same manner in which the request was lodged, unless the shareholder selects an alternative form of communication among the alternatives listed as suitable in this article. In addition, shareholders may ask for clarification on agenda items in the course of the general meeting.

3. The directors shall be bound to provide the information referred to above unless so doing would violate the law or, specifically, the chairman deems that disclosure of said information would be prejudicial to the company’s interests. The latter carve-out may not be used when the information request has the backing of shareholders representing at least one-quarter of the company’s share capital. Nor shall the directors be obliged to answer specific shareholder questions when, prior to their formulation, the information requested was clearly and directly available to all shareholders on the company’s website in question-answer format.

4. The provisions set forth in this article in no way prejudice shareholders’ rights to obtain printed documentation or request free delivery of such whenever afforded by law.

ARTICLE 53. Voting

1 Shareholders entitled to attend the meeting may vote on resolutions on matters included in the agenda for any class of general meeting, using the procedures established in the general meeting rules and regulations and these bylaws. Each item on the agenda shall be submitted to a separate vote.

2. General meeting attendees shall have one vote for every share held or represented by proxy. Non-voting shares shall be granted voting rights in the instances contemplated in the consolidated text of the Corporate Enterprises Act.

ARTICLE 54. Voting by correspondence

1. Shareholders entitled to attend the meeting may vote on resolutions on matters included in the agenda for any class of general meeting by means of:

a)	Postal correspondence, sending in the attendance and voting instructions form obtained from the company, duly filled out and signed.

b)	Other electronic correspondence channels, insofar as the electronic document used to exercise voting rights includes a signature deemed by the board of directors, as reflected in a prior resolution to this end, to adequately authenticate the identification of the shareholder or proxy holder exercising their right to vote.

2. The general meeting rules and regulations shall establish the number of days before the date of the meeting convened by which correspondence votes must be received by the company, which may not be more than five days. The board of directors may extend the period for receiving voting instructions, stating the applicable period in the call notice for the meeting in question.

3. Shareholders casting their vote by correspondence on the terms indicated in this article shall be considered in attendance for quorum calculation purposes. By virtue of said attendance, proxies appointed before voting shall be deemed revoked and those appointed after shall be considered null and void.

4. Votes cast by means of correspondence as provided for in this article may only

a)	Subsequent and express revocation using the same channel as was used to issue the vote within the term established for voting.

b)	Attendance at the meeting by the shareholder casting the vote either in person or by means of any of the forms of correspondence referred to in article 55 of these bylaws.

c)	The sale of the shares whose ownership confers the voting right, as notified to the company.

ARTICLE 55. Attendance at general meetings by correspondence

1. Eligible shareholders may attend the general meeting convened in the place indicated in the call notice by means of electronic or data-transmission correspondence, insofar as, technical issues permitting, such form of attendance is authorised by the board of directors, which shall indicate in the call notice the channels permitted to this end, on the basis that they are sufficiently secure to guarantee the identification of the shareholders, their ability to effectively exercise their rights and the correct conduct of the meeting. Nevertheless, the voting rights and right to receive information of shareholders attending the meeting by correspondence shall be exercised using the electronic communication channels deemed suitable in these bylaws.

2. If attendance by correspondence is contemplated, the call notice shall detail the timing, procedure, means and manner for the exercise of shareholder rights contemplated by the directors in order to facilitate an orderly meeting. Specifically, the directors may decide that any shareholders planning on attending the meeting by correspondence and planning on speaking or tabling resolutions submit such speeches or draft resolutions to the company before the meeting is called to order.

3. Shareholder attendance at the meeting in this event shall comply with the terms of the general meeting rules and regulations, which may establish:

a)	The minimum time before the meeting for connecting to the meeting in order for the shareholder to compute as in attendance.

b)	The interval of time during the course of the meeting in which shareholders attending by correspondence may exercise their voting rights.

c)	The methodology for forming the meeting attendees list.

The meeting rules and regulations may vest in the board of directors and the presiding table the power to apply these restrictions as a function of incidents that may arise during the course of the meeting.

4. If communication with the meeting were interrupted or terminated for technical reasons not attributable to the company or on security grounds deriving from changed circumstances beyond the company’s control, such technical or security reasons may not be used to claim the illegitimate suppression of the shareholder’s rights.

5. The presiding table and, if appropriate, the notary public, shall have direct access to the connection systems enabling meeting attendance so that they are directly and immediately aware of all communication by shareholders attending by correspondence and any voting intentions expressed.

ARTICLE 56. Adoption of resolutions

1. Ordinary and extraordinary general meetings may only verse on the matters specifically indicated in the call notice, with the exception of the provisions in prevailing legislation regarding the forced separation of directors and liability claims by the company.

2. At ordinary and extraordinary general meetings, decisions carried by a simple majority of the votes of the shareholders present,

in person or by valid proxy, shall be adopted as resolutions, without prejudice to the provisions of article 201.2 of the consolidated text of the Corporate Enterprises Act, article 11.bis.2, of Spanish Law 60/2003, the Arbitration Act, and, at any rate, the provisions of article 53 of these bylaws.

3. The company shall specify for each resolution submitted to vote at the general meeting the number of shares for which votes have been validly cast, the proportion of share capital represented by those votes, the total number of votes validly cast as well as the number of votes cast in favour of and against each resolution and, where applicable, the number of abstentions.

4. The resolutions ratified and the voting results shall be published on the company’s website no later than five days after the general meeting.

ARTICLE 57. Meeting minutes

1. Without prejudice and subject to the related provision in prevailing legislation regarding notarised meeting minutes, the meeting secretary shall record the meeting minutes in the minutes book. The minutes may be approved at the end of the meeting itself or, within a term of 15 days, by the chairman of the board and two witnesses, one of which representing majority shareholders and the other representing minority shareholders.

2. Corporate resolutions may be carried out from the date of approval of the minutes in which they are recorded.

3. The board of directors may request the presence of a notary to draw up the minutes of the meeting. The meeting rules and regulations may require that the minutes be notarised. The notary act shall be considered the general meeting minutes and the resolutions recorded in them may be carried out from the date of the act.

4. Certifications issued in respect of the minutes shall be signed by either the secretary or the vice-secretary, with the approval of the chairman or vice-chairman of the board or by any person substituting for them in their respective duties.

5. Any shareholder voting against a particular resolution shall be entitled to have its opposition to the resolution adopted recorded in the minutes of the meeting.

ARTICLE 58. Universal meeting

The provisions contained in this paragraph are understood to be without prejudice to overriding legal provisions regarding universal meetings.

TITLE FOUR

OTHER PROVISIONS

Section One. Financial year, annual financial statements and dividends

ARTICLE 59. Financial year

The financial year coincides with the calendar year, running from 1 January to 31 December.

ARTICLE 60. Annual financial statements

1. The board of directors has up to three months from the end of each financial year to approve the annual financial statements, the management report, the proposed appropriation of profit or loss and, if warranted, the consolidated annual financial statements and group management report for issue. The annual financial statements include the balance sheet, income statement, statement of changes in equity, statement of cash flows and the accompanying notes.

2. The board of directors shall endeavour to authorise the financial statements for issue such that they do not give rise to qualifications in the auditor’s report. Nonetheless, when the board considers that its criteria should prevail, it shall publicly disclose, through the chairman of the audit and compliance committee, the content and scope of the discrepancy, and shall attempt to have the auditor similarly give account of its considerations on the matter.

3. The annual financial statements shall be submitted to the general shareholders’ meeting for approval.

4. Within one month of approval of the annual financial statements at the general meeting, the board of directors shall present, for deposit in the companies’ register of the company’s registered office, certification of the general meeting resolutions approving the financial statements, duly signed, the appropriation of profit or loss, and, as warranted, the consolidated financial statements. This certificate shall be accompanied by a copy of each of these sets of accounts and, if appropriate, the management and audit reports.

ARTICLE 61. Financial statement auditor

The annual financial statements and the management report must be reviewed by the auditor, in keeping with applicable legislation. The person responsible for auditing the financial statements shall be appointed at the general meeting before the end of the financial year to be audited, for an initial period that must not be less than three nor more than nine years, calculated from the starting date of the first financial year to be audited, without prejudice to the provisions contained in audit regulations regarding the possibility of extending this term.

The general meeting may appoint one or several individuals or bodies corporate who shall act jointly. When the appointees are individuals, the shareholders in general meeting shall appoint both principal and substitute auditors.

ARTICLE 62. Earnings and distribution thereof

1. Liquid income, net of all charges and expenses, shall constitute earnings.

2. The shareholders in general meeting shall determine the distribution of earnings for the year in accordance with the balance sheet approved.

3. Once the legal and bylaw-stipulated requirements have been met, dividends may be drawn from profit for the year or unrestricted reserves so long as the value of equity is not lower than, or would not fall below, share capital as a result of the distribution. For these purposes, any profit directly allocated to equity may not be distributed either directly or indirectly.

4. Where prior-year losses reduce the company’s equity to below the amount of share capital, profit shall be allocated to offset these losses.

ARTICLE 63. Dividends

1. Dividends shall be paid in the manner and on the date or dates resolved by the shareholders in general meeting. Both this body and the board of directors may, complying with prevailing legislation, approve the distribution of one or more amounts in the form of interim dividends.

2. Any dividends not claimed within five years from the payment date shall be kept as profit of the company.

3. Dividends shall be distributed to the ordinary shareholders in proportion to the capital paid up.

4. Any distribution of dividends or interim dividends that breaches the provisions of the law or these bylaws must be reimbursed by the recipient shareholders, on the terms established in prevailing law.

5. The shareholders in general meeting may resolve to pay the dividend (including interim dividends and distributions of reserves, including the share premium account) in kind, in whole or in part, provided that the assets or securities to be distributed are:

i)	Homogenous in nature;

ii)	Admitted to trading on an official secondary market, at the time the agreement is ratified, or the company duly guarantees their liquidity within a maximum timeframe of one year, which shall not apply if the company offers shareholders the choice of receiving cash instead; and

iii)	Not distributed at a value below their carrying amount on the company’s balance sheet if so doing would drive the value of equity pro forma for the distribution to less than the amount of share capital.

Section two. Annual corporate governance report and website

ARTICLE 64. Annual corporate governance report

1. The board of directors shall approve an annual corporate governance report with the structure and contents required in prevailing legislation and enacting regulations, which shall include information on the company’s ownership structure; any restrictions on the transfer of shares or on the exercise of voting rights; its management structure; transactions with related parties, meaning its directors, senior management personnel, shareholders and other group companies; risk control systems; the modus operandi of the general meeting and information on meetings taking place; the degree of compliance with corporate governance recommendations; a description of the key characteristics of the internal control over financial reporting systems and any other information regarding the company’s corporate governance practices that the board deems significant.

2. The annual corporate governance reports shall be included as a separate section of the management report.

3. The annual corporate governance report shall by made available to the company’s shareholders on its website no later than the date on which the ordinary annual meeting is convened to approve the annual financial statements for the year to which the corporate governance report relates.

ARTICLE 65. Website

1. The company shall maintain a corporate website (www.banesto.es/webcorporativa), the contents of which shall be determined by the board of directors, in keeping with prevailing applicable legal and regulatory provisions.

2. The board of directors may agree to eliminate or relocate the website. The decision to so eliminate or relocate the website shall be recorded in the Mercantile Registry or notified to all shareholders and, at a minimum, shall be published on the website so eliminated or relocated for at least 30 days from when the decision is taken.

3. At any rate, the website shall feature the following:

a)	The bylaws;

b)	The general meeting rules and regulations;

c)	The rules and regulations of the board of directors and, if regulated, its committees;

d)	The annual report and internal code of conduct;

e)	The corporate governance reports;

f)	The annual reports on director remuneration;

g)	General meeting call notices, the resolutions submitted to vote and any relevant documentation that must be provided to shareholders from the date of call in keeping with prevailing legislation, including specifically reports issued by the directors, the financial statement auditor and independent experts, if any;

h)	The total number of shares and voting rights on the date of the call notice;

i)	The full texts of the draft resolutions or, where none are submitted, a report from the competent bodies discussing each agenda item. Any draft resolutions submitted by shareholders shall be added as they are received by the company;

j)	Resolutions approved at the general meetings and voting results;

k)	Reports on general meetings held, specifically the quorums and resolutions ratified, indicating the number of votes cast and outcome for each agenda item voted on;

l)	The communication channels in place between the company’s investor relations department and its shareholders and, specifically, pertinent explanations as to how shareholders can exercise their rights to receive information, including the postal and e-mail addresses to which shareholders can direct their correspondence;

m)	The procedures for granting proxy at the general meeting;

n)	The procedures for casting votes by correspondence or by proxy, including any forms needed to certify attendance and voting by correspondence at the general meetings;

o)	The significant events notified to the CNMV.

4. The company shall set up an online forum for shareholders hosted on the corporate website on the occasion of the call to every general meeting. The forum shall be securely accessible by individual shareholders and any validly constituted voluntary shareholder associations in order to facilitate communication among shareholders prior to general meetings. The general meeting rules and regulations may enact the regulations governing the online shareholder forum. The shareholders in general meeting may in turn vest the power to establish the forum’s operating rules in the board of directors in order to regulate all required aspects of the forum.

5. The website shall constitute one of the means by which shareholders can exercise their right to receive information, without prejudice to the use of the other channels provided for exercising this right in article 52 of these bylaws.

Section three. Dissolution and liquidation

ARTICLE 66. Dissolution of the company

1. The company shall be dissolved in the instances and subject to the regulations stipulated in prevailing legislation.

2. The board of directors may, at any time, propose the company’s dissolution and liquidation at an extraordinary general meeting.

ARTICLE 67. Liquidation of the company

1. Upon institution of liquidation proceedings, the directors shall be removed from their positions and their powers to represent the company terminated.

2. In the event of dissolution of the company, the liquidators shall be those persons approved and appointed at the general meeting, subject to applicable legal provisions. If the shareholders do not appoint liquidators, all the members of the board of directors serving under valid appointment and registered in the Mercantile Registry shall become the company’s de facto liquidators, unless other liquidators have been appointed at the general meeting adopting the decision to dissolve the company.

3. In the event of an uneven number of directors, the youngest director shall not become a liquidator.

4. In the event of dissolution of the company, each liquidator shall represent the company acting jointly and severally.

5. Where dissolution is a consequence of the institution of liquidation for companies involved in bankruptcy proceedings, no liquidators shall be appointed.

ARTICLE 68. Liquidation rules

1. The general meeting powers and duties shall remain in effect throughout liquidation, in keeping with applicable legislation.

2. The shareholders in general meeting shall set the rules dictating how the liquidating dividend shall be divided out.

3. If liquidation lasts beyond the deadline established for the approval of the financial statements, in the first six months of each financial year the liquidators shall submit the company’s annual financial statements and a detailed report with an accurate description of the company’s liquidation status to the general meeting.

4. The liquidators may, in keeping with the general meeting resolution, transfer to another company or individual the rights, shares and obligations of the dissolved company and shall be vested with the powers attributed to them under law; they shall discharge their liquidation duties in keeping with the legal standards in effect when the liquidation takes place. The shareholders shall be entitled to receive the liquidating dividend in cash, unless they unanimously agree otherwise.

5. The liquidators shall formalise the public instrument on company termination and deposit the books and documents of the defunct company in the companies register on the legally-stipulated terms.

6. If company assets materialise after the company’s registry entries have been cancelled, the liquidators shall allocate any additional liquidating dividend to the former shareholders, first converting the assets into cash as necessary.

7. If the additional liquidating dividend is not allocated to the former shareholders six months after the liquidators were required to do so as provided in the preceding paragraph, or in the absence of liquidators, any party concerned may ask the judge with jurisdiction in the place where the last registered office was located to appoint a substitute to perform the respective duties.

8. Former shareholders shall answer jointly and severally for unpaid corporate debts up to the sum received from the liquidating dividend. Shareholder liability shall be understood without prejudice to liquidator liability in the event of negligence in the performance of their duties.

9. To comply with formal requirements relating to legal acts performed prior to cancellation of the company’s entries, or whenever necessary, the former liquidators may formalise legal acts in the name of the defunct company subsequent to cancellation of company registration. In the absence of liquidators, any party concerned may apply to the judge with jurisdiction in the place where the company’s former registered office was located to have such acts formalised.

Section four. Other provisions

ARTICLE 69. Jurisdiction

The shareholders hereby waive their own jurisdictions and expressly submit to the jurisdiction of the courts of the company’s registered office.

ARTICLE 70. Communication with the company

Without prejudice to the provisions of these bylaws with respect to proxies, correspondence voting and attendance at shareholder meetings, any mandatory or voluntary communication and information flows among the company, its shareholders and its directors, regardless of the issuer or recipient thereof, may be effected by electronic or data-transmission means, except in the instances expressly ruled out by the law and respecting at all times security guarantees and shareholder rights, to which end the board of directors may establish appropriate technical mechanisms and procedures, which it shall publish on the company’s website.

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH. IN THE EVENT OF DISCREPANCY, THE SPANISH-LANGUAGE VERSION SHALL PREVAIL

ANNEX 11

Identity of the directors of Santander and the date from which they have been carrying out their functions as such

Directors of Banco Santander S.A.

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 4 July 1960

Mr. Fernando de Asúa Álvarez

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 17 April 1999

Mr. Alfredo Sáenz Abad

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 11 July 1994

Mr. Matías Rodríguez Inciarte

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 7 October 1988

Mr. Manuel Soto Serrano

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 17 April 1999

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 4 February 1989

Mr. Javier Botín-Sanz de Sautuola y O’Shea

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 25 July 2004

Lord Burns (Terence)

Nationality: British

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 20 December 2004

Mr. Vittorio Corbo Lioi

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 22 July 2011

Mr. Guillermo de la Dehesa Romero

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 24 June 2002

Mr. Rodrigo Echenique Gordillo

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 7 October 1988

Ms. Esther Giménez-Salinas i Colomer

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 30 March 2012

Mr. Ángel Jado Becerro de Bengoa

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 11 June 2010

Mr. Abel Matutes Juan

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 24 June 2002

Mr. Juan Rodríguez Inciarte

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 28 January 2007

Ms. Isabel Tocino Biscarolasagae

Nationality: Spanish

Office: Paseo de Pereda, 9 – 12, 39004 Santander

Date first appointed to post: 26 March 2007

ANNEX 12

Identity of the directors of Banesto and the date from which they have been carrying out their functions as such

Directors of Banco Español de Crédito S.A.

Mr. Antonio Basagoiti García Tuñón

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 3 November 2010

Mr. José Luis López Combarros

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 29 July 2004

Mr. Francisco Javier San Félix García

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 30 May 2012

Mr. Juan Delibes Liniers

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 23 August 1994

Mr. Juan Antonio Sagardoy Bengoechea

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 29 February 2012

Mr. Juan Guitard Marín

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 19 January 2011

Mr. José Corral Lope

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 19 January 2011

Mr. José María Fuster Van Bendegem

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 28 February 2006

Mr. Carlos Sabanza Teruel

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 28 February 2006

Mr. Matías Pedro Rodríguez Inciarte

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 24 August 1994

Mr. Alfonso Líbano Daurella

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 19 January 2011

Ms. Rosa María García García

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 12 May 2009

Mr. Luis Alberto Salazar-Simpson Bos

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 29 February 2012

Mr. José Antonio García Cantera

Nationality: Spanish

Office: Avenida Gran Vía de Hortaleza, 3 – 28033 Madrid.

Date first appointed to post: 6 July 2012

Notice to US Investors:

This merger is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the merger, such as in open market or privately negotiated purchases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 1, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President